SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item :1	Form 6-K dated July 26, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: July 26, 2017

Item 1

Jaguar Land Rover Automotive plc Annual Report 2016/17

Jaguar Land Rover is one of the world’s leading producers of premium cars. Innovation and design give our customers experiences they love for life – anticipating and exceeding their needs and expectations. Quality and excellence are our hallmarks. Taking care of customers is paramount. The foundation of our success is our investment in products, plants and people. Our two iconic brands take the best of our British heritage of innovation and ingenuity to customers around the globe. We are developing and delivering for them new products that will shape the future of mobility.

2 Jaguar Land Rover Automotive plc Annual Report 2016/17 CONTENTS 3 COMPANY OVERVIEW 3 Performance highlights 4 Chairman’s statement 5 Chief Executive Officer’s statement 6 Jaguar: the art of performance 7 Land Rover: above and beyond 8 STRATEGIC REPORT 10 Our vision 14 The way we do business 16 Managing key resources and impacts 18 Global footprint 20 Our blueprint for success 22 Great products 30 Customer First 32 Environmental innovation 34 Global growth 36 Global sales 38 Transformed cost structure and business excellence 40 Engaged, passionate people 46 Technology for good 48 Managing our risks and opportunities 50 Our approach to risk 52 Our principal risks 56 Financial review 56 Chief Financial Officer’s statement 57 Financial performance 60 GOVERNANCE 62 Introduction 63 Leadership 68 Effectiveness 69 Accountability 71 Investor relations engagement 72 Directors’ report 74 FINANCIAL STATEMENTS 76 Independent Auditor’s report 78 Consolidated ?nancial statements 78 Consolidated income statement 78 Consolidated statement of comprehensive income 79 Consolidated balance sheet 80 Consolidated statement of changes in equity 81 Consolidated cash ?ow statement 82 Notes to the consolidated ?nancial statements 137 Parent company ?nancial statements 137 Parent company balance sheet 138 Parent company statement of changes in equity 139 Parent company cash ?ow statement 140 Notes to the parent company ?nancial statements

Company overview Strategic report Governance Financial statements 3 PERFORMANCE Our commitment to investing in the creation HIGHLIGHTS of new ideas and exceeding our customers’ expectations is what drives our growth today. Fiscal 2016/17 proved again that this is a winning formula and promises an even better tomorrow. Retail sales Revenue Profit before tax 604,009 units £24.3bn £1.6bn Fiscal 2016/17 604,009 Fiscal 2016/17 £24.3bn Fiscal 2016/17 £1.6bn Fiscal 2015/16 521,571 Fiscal 2015/16 £22.3bn Fiscal 2015/16 £1.6bn 462,209 Fiscal 2014/15 Fiscal 2014/15 £22.1bn Fiscal 2014/15 £2.6bn Great product Cash flow before Product awards investment investment 213 £3,733m £3,438m (FISCAL 2015/16: 150) (FISCAL 2015/16: £3,926M) (FISCAL 2015/16: £3,135M) Talent development: Supporting local economies: Global retail: 10,000 employees 40,265 people 2,726 retailers in further education employed globally worldwide (FISCAL 2015/16: 37,965) (FISCAL 2015/16: 2,720)

4 Jaguar Land Rover Automotive plc Annual Report 2016/17 CHAIRMAN’S STATEMENT Earlier this year, I was Jaguar Land Rover is harnessing such honoured to be appointed technologies while continuing to do Chairman of Jaguar Land what it does best: to design, develop, Rover Automotive plc, one produce and sell highly desirable high-performance Jaguar models of the world’s most iconic and go-anywhere Land Rovers and automotive groups. Range Rovers that continue to delight customers across the world. These This company is a source of great characteristics have been exemplified pride for Tata Motors, where I am also this past year by the acclaim for the privileged to serve as Chairman. And it all-new Jaguar F-PACE, the Land Rover is a jewel in the crown of the wider Discovery and the Range Rover Velar. Tata Group. The company is also looking to make The products, the technologies and the an impact with the development of the services provided by Jaguar Land Rover all-electric Jaguar I-PACE. symbolise what we are trying to achieve The commitment to innovation that is at Tata globally. For Jaguar Land Rover always on display from Dr Ralf Speth represents world-class quality, reliability and his entire team is responsible for and performance – not least through bringing these vehicles to market. I “I salute the values the commitment and skills of its would also like to applaud the teams global workforce. and high standards for the innovation that is evident Jaguar Land Rover is also delivering in our engine-production facility in of the Jaguar Land in areas that reflect my priorities as Wolverhampton and vehicle assembly Executive Chairman of Tata Sons, the plants in the UK, Brazil, China and soon Rover employees, lead shareholder in Tata Motors and in Slovakia. other operating companies. Like Tata Above all, I salute the values and high as well as those Sons, Jaguar Land Rover is focused on standards of the Jaguar Land Rover growth, disciplined capital allocation employees, as well as those of our of our dealers, and maximising shareholder returns. dealers, suppliers and partners. The suppliers and In the past financial year, the company integrity and commitment to excellence has generated strong financial results of each of these groups is vital as we partners.” and achieved steady growth amid continue to put customers first. challenging market conditions. I look forward to working closely with Jaguar Land Rover has also continued Dr Speth and his team in the year ahead, to expand its product portfolio and in building on the quality that is and manufacturing footprint in a represented by Jaguar Land Rover. period of major structural change for all carmakers. Natarajan Chandrasekaran As in other sectors, the automotive Chairman industry is digitising rapidly. Jaguar Jaguar Land Rover Land Rover is embracing automation, Automotive plc connectivity, data-sharing and the 24 July 2017 new possibilities created by machine learning, the Internet of Things and other digital technologies. I am convinced that strong companies like Jaguar Land Rover can flourish as industries rapidly adopt next-generation technologies.

Company overview Strategic report Governance Financial statements 5

CHIEF EXECUTIVE OFFICER'S STATEMENT



Our customers are at the heart of everything we do. Our passion and our purpose are to meet and exceed their aspirations; to delight them with experiences they will love for life.

We do not do ordinary.

We do create spectacular, outstanding products.

Jaguar Land Rover is an innovative mobility company, shaping the technology revolution as we move from the internal combustion engine to autonomous, connected and electrified vehicles.

Sustainable, profitable growth

As we shape tomorrow, we continue to enjoy success today. Our vehicles are in high demand. This fiscal year marks our seventh successive year of growth. We reported retails of 604,009 units, a 16 per cent increase year on year with revenues of £24.3 billion and profit before tax of £1.6 billion.

Product portfolio

Our product portfolio has received 213 awards. We are incredibly proud that the iconic DNA of both of our brands and the compelling character of our products with the best British design and engineering integrity make modern mobility so much more colourful. To name highlights: the Jaguar F-PACE won both the World Car of the Year and the World Car Design of the Year award; and the Jaguar XF won Best Saloon Car at the Golden Steering Wheel Awards in Germany.

In Fiscal 2016/17, we introduced the Jaguar F-PACE and launched the Jaguar XE in the US and the all-new long-wheelbase Jaguar XFL for our Chinese customers. In November 2016, we revealed the Jaguar I-PACE, our Battery Electric Vehicle (BEV). It is the first BEV that is consequent packaged, designed and engineered using the effective degrees of freedom and considering the required specifications of this new technology.

Land Rover Discovery went on sale in February 2017. It is the world's most capable and most versatile SUV. In March 2017, we launched the Range Rover Velar, the fourth Range Rover model, which defines design excellence, modernity and elegance combined with innovative inner values like the 'Blade' system.

Special Vehicle Operations complements perfectly with the very special edition of the Range Rover SVAutobiography – the most powerful Range Rover ever built.

Business = People

It is the passion, imagination and engagement of our people that drive our future. At the end of the fiscal year, Jaguar Land Rover employed 40,265 people.

We encourage our people to advance their skills. More than 30 per cent take advantage of what is already the best range of lifelong education schemes offered by the Jaguar Land Rover Academy and supported by Warwick Manufacturing Group and other renowned universities.

I want to take the opportunity to thank all our employees, dealers and business partners for their contribution and commitment.

My special thanks go to Mr Ratan Tata for the confidence he has placed in us and the supervisory board, chaired by Mr Natarajan Chandrasekaran.

Brexit and geopolitical landscape

We are a British company with global reach. We can continue to be the beating heart of British manufacturing, the epicentre of premium car production.

Clarity is a prerequisite for business. International competitiveness is paramount for the export industry. In the interest of a flourishing industry, and to deliver maximum efficiency and effectiveness, the UK needs competitive political and economic conditions.

As the 'father of economics', Adam Smith, first defined over 200 years ago, it is free and fair trade, access to the collective knowledge of the best talents globally and removing red tape that lead to greater national prosperity. The EU is a business opportunity. There is no credible alternative. In the worst case, the export industry will be hit twice and will lose competitiveness.

The future

With significant global economic growth forecast for the coming years, we are cautiously optimistic that we can exploit the growing premium demand.

At Jaguar Land Rover, we are committed to growing our business responsibly and in ways that benefit broader society – creating our own future in the world we want to live in.

The pace of change has never been greater. Our aim is to set it. This is a time of great change. Time for Jaguar Land Rover.



Professor Dr Ralf D. Speth
Chief Executive Officer
Jaguar Land Rover
Automotive plc
24 July 2017

6 Jaguar Land Rover Automotive plc Annual Report 2016/17 JAGUAR: IanCallum THE ART OF Chief Design Director PERFORMANCE Premium Sports Lifestyle XJ F-TYPE Coupe F-PACE XF F-TYPE Convertible XE XFL Recognising our achievements Jaguar XF named Best Jaguar F-TYPE wins Auto All-new Jaguar F-PACE scoops Saloon Car at the Golden Motor and Sport Auto the World Car of the Year, Steering Wheel Awards, awards, Germany World Car Design of the Germany Year and Women’s World Car of the Year awards 6

Company overview Strategic report Governance Financial statements 7 LAND ROVER: Gerry McGovern ABOVE AND Chief Design Director BEYOND Premium Leisure Dual-purpose Range Rover Land Rover Discovery Land Rover Defender Range Rover Evoque Land Rover Discovery Sport Range RoverEvoque Convertible Range Rover Sport Recognising our achievements The Range Rover Vogue SE The new Discovery won The Range Rover Evoque was took the What Car? 2017 the SUV of the Year title named Industry Pioneer at Best Luxury SUV award at the Orient Auto Awards the Middle East Car of the Year Awards

Jaguar Land Rover Automotive plc Annual Report 2016/17

Company overview Strategic report Governance Financial statements 9 Strategic report Aresponsible business dedicated to excellence

10 Jaguar Land Rover Automotive plc Annual Report 2016/17 OUR VISION We are entering the largest, fastest industrial revolution ever, driven by decarbonisation, air quality, digitisation, connectivity, automation and technology. Against this backdrop we see endless exciting opportunities to create a world in which we will live safer, better, more connected and mobile lives. Our road to a safer, better and more connected future

Company overview | **Strategic report** | Governance | Financial statements 11

Vision

Our road to zero: Zero congestion, zero accidents, zero distractions

The market shift

Change in car ownership

Traditional car ownership will continue to decline in crowded cities as higher running costs and new mobility options attract people to car sharing and pay-per-use alternatives. Even customers in less densely populated areas are likely to move to one specific-purpose car tailored to their needs. However, we expect this change to be offset by increased sales of shared vehicles and services as well as rising demand through the growth in wealth and global consumption.

Autonomous connected technology

As vehicles feature more autonomous driving capabilities, consumers will be able to choose to hand over control to the car, if they so wish. In doing so, customers will be freed to enjoy a more integrated and richer in-car entertainment experience.

The growth of smart cities

Innovation in traffic management technology will deliver greater car-to-car and car-to-infrastructure connectivity. By talking to each other, to devices and even to infrastructure, autonomous vehicles, traffic signals, street signs and roads will be able to predict hazards and prevent collisions. This is likely to lead to a significant reduction in congestion, road accidents and fatalities, a drop in insurance premiums and less demand for automotive spare parts and repairs.

Our role within a changing world

Premium mobility dedicated to delivering an ever-richer customer experience

The evolution of mobility behaviours and new usage patterns will bring opportunities to serve our discerning customers as never before, creating value, personalisation and ever-richer experiences. Through InMotion, we already offer new digital solutions and on-demand services that meet modern travel and transport challenges. We want to remain at the forefront of Customer First innovation by creating visionary premium products that respond to changing lifestyles and mobility trends.

Excellence and leadership in automotive technology

We are working towards global leadership in Connected Autonomous Vehicles. Unrivalled driving experiences, vehicle performance and capability remain central to our strategy but it is through our advancing technologies that we will cultivate an ever more luxurious and safer vehicle environment for our customers. Jaguar Land Rover's Advanced Driver Assistance Systems, including autonomous emergency braking and park assist, are our stepping stones to full autonomy.

A new technology business

Cars connect us to the world as well as transporting us within it. Jaguar Land Rover understands this change – and its potential to empower and support our customers as never before. We are already developing cars that predict user preferences, offer customised entertainment solutions, and analyse and advise on traffic and driving conditions, putting our customers one step ahead.

12 Jaguar Land Rover Automotive plc Annual Report 2016/17

Vision

Our road to zero: Zero emissions through the effective use and re-use of our resources

The market shift

The role of diesel

Our latest EU6 diesel engines are among the cleanest in the world, with up to 20 per cent lower CO_2 emissions than petrol engines and with highly efficient filters that capture 99.9 per cent of particles.

This technology continues to be the most credible mass-market solution for optimum fuel economy and to meet CO_2 regulations as we transition to electric. Modern diesel will bridge the gap until electrification, and, in particular, until the range and charging infrastructure, become available.

Alternative powered vehicles

The long-term trend for vehicles is towards alternative energy and away from fossil fuels. Electric vehicles will require less routine maintenance, as electric-based drivetrains are simpler in design than combustion engines. Vehicles will also integrate 'smart' functionality, with active monitoring of all wear and tear items. The vehicle will let the customer, as well as the retailer, know exactly what needs attention and when. Software updates will be remotely downloaded via the internet.

Affordable energy and low carbon energy economy

The development of new vehicle technologies will demand creative and innovative change in renewable energy generation, storage and distribution infrastructure. The increasing adoption of battery electric vehicles will materially increase energy demand, strengthening the need for a new holistic energy strategy.

Our role within a changing world

Making diesel part of the long-term solution

We continue to invest heavily in researching and developing new powertrain technologies. As we progressively reduce NOx emissions with every new model year vehicle, our strategy is to continue to provide a range of cleaner diesel and petrol vehicles that meet all legislative requirements and allow our customers to choose what suits them best, based on where they live and the lifestyle they choose to lead.

Building a zero tailpipe emissions company

We are introducing a range of alternative powertrains for 2018 and beyond. This includes full electric, hybrid and mild hybrid solutions. By 2020, half of our range will be available with an alternative power option to meet the differing needs of our customers. We are working towards integrating connected and autonomous technology with low carbon ecosystems. In partnership with governments and academia, we are also exploring innovations such as car-to-home charging, car-to-grid and battery storage solutions to respond to an increase in electric vehicle sales.

Driving a circular energy economy

We are committed to further reducing our impact on the environment and to look for efficient and sustainable energy solutions for our business. We are already using renewable energy and we embrace a circular economy and a low carbon solution strategy through closed-loop processes. Our ambition is to look at new ways of providing an end-to-end battery electrification ecosystem – from R&D, manufacturing, second-life energy usage and recycling. This ambitious goal will require many years of collaboration with multiple partners, from governments and suppliers to specialist recyclers, but work is underway to make Jaguar Land Rover part of the solution.

Company overview Strategic report Governance Financial statements 13 Sustainable growth Digital disruption New technology trends will be instrumental in realising sustainable growth opportunities across the industry. They will also introduce challenges such as demand for new skills and infrastructures to satisfy our customers’ changing behaviour, and the need for increased cyber security as connectivity and intelligent energy grids develop. We know that creating efficiencies is not enough to meet business Our road to zero is the objectives and the demands of a fast-changing landscape. Being innovation ambition guiding our agile, innovating and setting continuous improvement are central to our business strategy in order to shape the future and stay ahead. future. It’s one that will fuel our Our people drive our business and the success of Jaguar Land creative design process, disrupt Rover relies on having the right skills – recruiting and training our business model, and propel the best people as the demands of industry change. Progress in education and innovation will only be achieved through us to rethink, transform and collaboration with schools, universities and other institutions to grow our industry. address the challenges and changes we face in the long term. We won’t always know how or when we will get there, but every decision, strategy, investment, partnership choice or performance target is made with the ultimate goal of sustainable growth in mind.

14 Jaguar Land Rover Automotive plc Annual Report 2016/17 THE WAY WE Our business blueprint DO BUSINESS represents the most important VALUE CREATION elements of who we are and what we stand for – from the products and services we Our purpose create to defining our wider role in society. Experiences people love, for life Our blueprint for success Great Customer Environmental products First innovation Transformed Engaged Global cost structure and Technology growth and business passionate for good excellence people Our values PioneeringIntegrityExcellenceUnityResponsibility Our strategic priorities Our strategic priorities act as a roadmap towards delivering on our vision and blueprint. They guide the actions we need to take around resources, investment, innovation and product creation. Creating the best Always being Targeting Investing in new quality customer better at what new growth technologies, skills experiences we do segments and services

Company overview Strategic report Governance Financial statements 15 Forged over generations, our business model weaves together quality, excellence and creative passion. Applying Customer First principles to every part of the business Inputs strengthens our position as a global leader in premium products and services. Raw materials Suppliers Customer Premium Innovation, insights quality research customer and experiences technology Skills and people Financial services Design Investment and engineering Sales What we do network Designing and creating desirable premium Marketing products Logistics Manufacturing operations Reducing environmental impact Stronger communities Sustainable profitable growth Outputs

16 Jaguar Land Rover Automotive plc Annual Report 2016/17 MANAGING KEY RESOURCES AND IMPACTS Investment Skills and people Considering our impacts Our business model is based on As the industry evolves, so do the reinvesting back into the company. demands on our people. This is why we in our decision-making This has seen us invest around invest more than £100 million a year in £16 billion over the last six years. training, education and skills, through Sustainable economic growth can only be our Jaguar Land Rover Academy and our Together with our partners we have also achieved by protecting the environment academic partners such as the Warwick invested £150 million in the National and the society in which we operate. Our Manufacturing Group. Automotive Innovation Centre. Due policy is that all our resources, operations, to open in 2018, this will be Europe’s We work hard to retain our experts products and services must recognise largest automotive research centre, and our leaders, while keeping one eye and prioritise the protection of the combining national and international on our future employment needs. environment, supporting our long-term expertise to provide exceptional goal of decoupling environmental impact We have created a talent pipeline based facilities for research and innovation. from our business growth. around the recruitment of more than 2,300 graduates and apprentices over Investment, innovation and a commitment the last ?ve years. to always putting our customers ?rst are just some of the factors that enable us to We are also committed to developing create value over the long term, while also the skills we need to ‘invent the future’ protecting the resources that are crucial to and ensure our expertise is used to meet our success. some of the biggest challenges and opportunities we all face, such as climate change and new mobility solutions.

Company overview | **Strategic report** | Governance | Financial statements | 17

The future growth and profitability of the business rely on a range of financial, human and natural resources. Enhancing the proactive cost management and reducing our environmental impact are fundamental to the long-term success of our business. Here we summarise how we achieve this.

Customer insights

An increasingly digital world offers new and exciting ways for us to reach out to our consumers, to understand their current and future needs, and to deliver them. We are seizing this opportunity, increasing our investment in gathering and analysing data to ensure we deliver what our customers want.

Through technologies like CloudCar and Connected Car diagnostics, we are pioneering the use of real-time data from our vehicles. These smart technologies provide us with invaluable insights that enable us to create enhanced products and more efficient processes, and to anticipate and deliver the services our customers need. It means our customers – just like us – can stay ahead of the game.



Suppliers

Our philosophy is to maintain a sustainable, resilient and ethical supply chain, wherever we operate. We make our standards clear to all of our tier one suppliers, and collaborate on solutions at local, international and industry level on environmental management, business ethics, human rights and working conditions.


LAND ROVER

Raw materials

The principal materials and natural resources we need are steel, aluminium, plastics and water, all of which are sourced ethically and in line with relevant legislation. We constantly look to reduce our environmental impact and, through technological innovation, are world leaders in aluminium recycling. We aim to recycle 100 per cent of the aluminium and steel scrap from our manufacturing process. Our goal is zero waste by 2020.

Using life-cycle assessments, we measure the environmental impact of our vehicles, enabling us to minimise the carbon footprint from initial development to vehicle end-of-life. For example, every Jaguar F-PACE contains more than 44kg of recycled and renewable materials. As a result, more than 8,000 tonnes of waste will be diverted from landfill over the next six years. Through a range of initiatives, we have also achieved a 39 per cent reduction in water use per vehicle since 2007.

18 Jaguar Land Rover Automotive plc Annual Report 2016/17

GLOBAL FOOTPRINT FISCAL 2016/17

Our global growth has allowed us to become more agile and able to adapt to changing market conditions.

UNITED KINGDOM



1 Halewood
Vehicle Manufacturing
Range Rover Evoque
Land Rover Discovery Sport
2 Solihull
Vehicle Manufacturing
Range Rover
Range Rover Sport
Land Rover Discovery
Jaguar XE
Jaguar F-PACE
Range Rover Velar
Fiscal 2017/18
3 Castle Bromwich
Vehicle Manufacturing
Jaguar XJ
Jaguar XF
Jaguar XF Sportbrake
Jaguar F-Type
Jaguar XE
4 Whitley
Global Headquarters,
Engineering and Design
5 Coventry
Special Vehicle Operations
Technical Centre
6 Gaydon
UK National Sales Centre,
Design, Engineering
and Test Facilities
7 Wolverhampton
Engine Manufacturing Centre
8 Warwick
Manufacturing Group
Advanced Research Centre
1
2
3
4
5
6
7
8

Company overview Strategic report Governance Financial statements 19 SLOVAKIA CHINA Nitra (under construction) Changshu Vehicle Manufacturing Vehicle Manufacturing Land Rover Discovery Range Rover Evoque Land Rover Discovery Sport Jaguar XFL BRAZIL AUSTRIA INDIA Rio de Janeiro Graz (operational 2018) Pune Regional Business Vehicle Manufacturing Vehicle Assembly Office and Vehicle Manufacturing Jaguar I-PACE Fiscal 2017/18 Range Rover Evoque Jaguar XE Range Rover Evoque Land Rover Jaguar XJ Discovery Sport Land Rover Discovery Sport Jaguar XF

20 Jaguar Land Rover Automotive plc Annual Report 2016/17

Company overview Strategic report Governance Financial statements 21 Our blueprint for success Passion for innovation

22 **Jaguar Land Rover Automotive plc** Annual Report 2016/17

Our blueprint for success

GREAT PRODUCTS INTRODUCTION

Jaguar Land Rover is at the cutting edge of automotive design, technology and innovation, creating class-leading products and services for our customers.



Our vision

In our quest for excellence, the only constant is our desire to keep innovating and pushing the boundaries. Exploring new ways of doing things heightens the excitement we feel – an emotion reflected in the originality and ingenuity of our creations.

Our focus is on design, technology, research and engineering – making our cars smarter, cleaner, safer and even more beautiful. Our agility and emphasis on innovation enable us to fulfil the changing desires and needs of our customers and deepen our relationships with them.

What we have done well

Last year we launched 11 major model innovations, including the Jaguar F-PACE and two new Land Rovers – the Discovery and Range Rover Velar.

Across our whole range we continue to make huge technological advances, such as the introduction of the InControl Touch Pro infotainment system. Offering new levels of digital connectivity, it can be tailored to drivers' preferences and is revolutionising the way in which our customers engage and interact with their vehicles.

What we have learned

Modern mobility is evolving rapidly and we know that we must maintain our levels of investment in research and product innovation to stay ahead.

Crucial to this is how we collaborate with our global retailers, who are in the vanguard of a digital revolution. We are working together to digitise every step of our customers' journeys, developing new technologies befitting the cars that delight customers across the world.

Our online car-buying service allows customers to browse models, book test drives and virtually design and spec a new car, as well as arrange finance and trade-ins.

Looking ahead

Innovation is in our DNA and we are committed to developing the technologies that will shape the future of mobility. Alongside our continued advances in diesel and petrol technologies, we are working towards an autonomous, better-connected and electrified future, in which customers have the broadest range of choices, from ultra-clean petrol engines to hybrids and full electric vehicles.

That's why we have pledged that by 2020 half of our models will have the option of electrification, a move spearheaded by our first full electric car, the Jaguar I-PACE.

GREAT PRODUCTS AWARDS


2016/17 213
2015/16 150
2014/15 78

Company overview Strategic report Governance Financial statements 23 A NEW BREED OF ELECTRIC Over the last ten years we have been car performance and SUV space, in desirable electric vehicles. As we investing heavily in the research and one electric package. continue to invest and innovate at development of ultra-clean petrol the cutting edge of low and zero On sale in 2018, the I-PACE and diesel engines, alongside hybrid emissions vehicle technology, the is actually far more than a and electric technologies. With the Jaguar I-PACE embodies the growing concept; it is a preview of our first I-PACE Concept, unveiled this year, choice we now offer our customers, production battery-powered car, it is true to say we’ve torn up the and our passion for meeting their and demonstrates our ongoing rule book to create a vehicle with individual needs. commitment to create exciting and supercar-inspired aesthetics, sports

24 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success JAGUAR Jaguar’s retail sales have increased THE ART OF 83 per cent this year, sustainable PERFORMANCE growth driven by an award-winning range of premium vehicles. F-TYPE SVR Since its launch in 2012, Jaguar’s all-aluminium two- This year, Jaguar Land Rover’s SVO launched the F-TYPE seater has firmly established itself as a success, winning SVR, packed with the latest cutting-edge technology nearly 160 awards worldwide. Today, the Jaguar F-TYPE and top-quality interior materials. Delivering even more offers a broader model range than ever, giving our customised options and exceptional performance, it is the customers even more choice in sports performance. most powerful Jaguar sports car yet. XFL With the appetite for long wheel based executive saloons of our Chinese customers, the car is fitted with region-in China increasing, Jaguar launched an extended version specific technology such as the air ionisation function of the XF in 2016. With a strategic focus on the needs that makes the air inside the car cleaner.

Company overview Strategic report Governance Financial statements 25 F-PACE The F-PACE has rapidly become both the best-selling and fastest-selling Jaguar in our long history. It’s one of the most decorated models, winning, among many awards, the World Car of the Year, World Car Design of the Year and Women’s World Car of the Year titles. 2017 WORLD CAR DESIGN OF THE YEAR

26 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success LAND ROVER With significant investment in new products ABOVE AND and class-leading technology, this year has BEYOND been another one of huge achievement for Land Rover. We have collected many coveted awards and, for the first time, we have been included in Interbrand’s elite club of the world’s 100 most valuable brands. EVOQUE CONVERTIBLE Adding a new dimension to the Range Rover brand, the Evoque Convertible – designed, engineered and manufactured in the UK – has performed well since it went on sale in 2016 and continues to play a key role in Range Rover’s 45-year success story.

Company overview Strategic report Governance Financial statements 27 LAND ROVER DISCOVERY With a new design, increased versatility and cutting-edge technology, the new Discovery is revolutionising the SUV category. So far it has won a string of awards, earned a five-star safety rating from Euro NCAP and, with strong initial sales, looks set to remain the world’s favourite family SUV.

28 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success SPECIAL Our Special Vehicle Operations (SVO) division VEHICLE takes luxury, technology and performance OPERATIONS to the highest levels. SVO’s state-of-the-art centre of excellence is dedicated to creating the individually tailored and exclusive vehicles that our customers desire. A GROWING DEMAND FOR PERSONALISATION With a commitment to outstanding quality and craftsmanship, the technical centre delivers unprecedented levels of personalisation and experience with an extended range of interior trim, leather and exterior colour options in unparalleled finishes.

Company overview Strategic report Governance Financial statements 29 RECREATING THE XKSS SVO’s Classic Division is our true brand guardian, This year the Classic team began to rebuild the lost charged with preserving the heritage and values of our nine. Each vehicle comes with a price tag in excess of past in relevant ways for our customers today. £1 million, yet – as some of the rarest, most beautiful and most collectable cars in the world – all were sold Taking inspiration from 60 years ago, the Classic Division almost instantly. has recreated the Jaguar XKSS. The car was originally built in the mid-1950s as a road-going conversion of the Le Mans-winning D-type. In 1957, nine XKSS cars – from a production run of just 25 – were destroyed in a fire at Jaguar’s Coventry factory.

30 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success CUSTOMER In today’s competitive world, meeting our FIRST customers’ expectations is more important than ever. All our car owners expect and deserve a personal service. This is the essence of Customer First. Only by canvassing opinions, listening to ideas and acting on insights can we continue to produce vehicles that meet our customers’ needs and fulfil their dreams. Our vision What we have done well Putting the customer first sits at the Creating a culture with one focus MAKING OUR heart of everything we do. No plan, allows the whole business to CUSTOMERS FEEL no blueprint, no strategy is drawn understand how we can win the up at Jaguar Land Rover without our hearts and minds of our customers. SPECIAL customers as the starting point. Our online customer advisory boards When we discovered that one The importance of treating people allow us to interact directly with of our Jaguar XF customers with respect permeates our business. customers on the improvements in was terminally ill, we knew we Customer First is a culture that is not products and services they want to see. had to act. Global Customer just about how we treat those who Last year these discussions led to an Relations worked with a number buy our cars but also how we work increase in the number of Customer of different departments to bring together within Jaguar Land Rover. It First initiatives (see ‘Special Touches forward vehicle build and delivery ensures that colleagues can expect That Count’ below). for this Hungarian customer, the best from each other too. while the Jaguar Experience team arranged for him to visit the UK and enjoy a factory tour. SPECIAL TOUCHES THAT COUNT • Video capture – when servicing a customer’s car, we film the condition of parts such as tyres, brakes and exhaust, and email details to the customer. As well as demonstrating transparency and building trust, it also means customers can decide and approve any work to be done remotely • Pathfinder – this new diagnostic technology provides comprehensive data and allows technicians to pinpoint and correct problems more quickly • Encore service – to help customers get the most from a new car, they can enjoy a follow-up session with our retail partners to demonstrate its unique features • Rapid drop-off – when customers bring their car in for service or repair, we can take them back to work, home or wherever they are needed

Company overview Strategic report Governance Financial statements 31 What we have learned Looking ahead Technological innovation and the We are rolling out our corporate availability of more data allow us to be identity programme to almost 900 of proactive and remain one step ahead, our retailers in the next 12 months. As anticipating and solving problems before well as presenting a consistent image they occur. This is why we are expanding and premium customer experience our Customer Relationship Management in existing stores, we will also be system. It provides us with a single opening Jaguar Land Rover boutiques. customer view and helps us develop a In addition, new digital technology more personal and individual relationship is creating innovative ways in which with the people who buy our cars. we can interact with our customers, helping us transform their experience. We have also learned that by For instance, customers across 1,500 deepening our Customer First culture retailers in 85 countries can now we are building loyalty, which in turn use ‘virtual reality’ to see some new strengthens the foundations for products before these become sustainable, profitable growth. available locally.

32 Jaguar Land Rover Automotive plc Annual Report 2016/17

Our blueprint for success

ENVIRONMENTAL INNOVATION

Our vision

Environmental sustainability is not just about the final product impact, but also about how it is made. This is why we seek to reduce negative environmental impacts at every possible stage of a vehicle's life cycle.

Our suppliers are critical partners on this journey, developing closed-loop principles across resources and waste. This vision also underpins our future success, and helps us to create shared value and deliver a cleaner, smarter and brighter future.

What we have done well

We are proud to have achieved a 32 per cent reduction in our European fleet average tailpipe CO_2 emissions in just eight years. In the same period, we have driven a 38 per cent improvement in our operational CO_2 emissions, while all the electricity we use to power our UK sites comes from renewable sources.

Our Jaguar I-PACE Concept car is the embodiment of next-generation technology and a key milestone in bringing future-facing design and performance to the electric vehicle market.



UNLOCKING THE FULL VALUE OF OUR MATERIAL RESOURCES

Aluminium is central to our lightweight vehicle design strategy. It provides the strength required for the highest levels of safety, performance and capability, while also helping us to deliver improvements in fuel economy and drive down emissions.

Thanks to the work of the pioneering REALCAR (Recycled Aluminium Car) project, in one year alone (to April 2016) we were able to reclaim and recycle more than 50,000 tonnes of aluminium waste, feeding it back into our manufacturing process and preventing the associated CO_2 from being released into the atmosphere.

What we have learned

In order to manage the complexities of reducing our environmental impact, as well as helping us to find new ways to make improvements, we are rolling out performance indicators across the whole of our supply chain. See our sustainability report at www.jaguar.com/about-jaguar/sustainability.

While we are already world leaders in recycling and innovative closed-loop processes that enable us to put the surplus aluminium back into our cars, we want to make our manufacturing operations carbon neutral by 2020 and, through the use of more sustainable and recyclable materials, become a zero waste business.

Looking ahead

Reducing tailpipe CO_2 and NOx emissions remains one of the biggest challenges facing the automotive industry, and one we intend to meet. Through a combination of low emission technologies and electrification, our target is to reduce our European fleet average tailpipe CO_2 emissions by a further 25 per cent by 2020.

Innovations in connected and autonomous vehicle technology are key. They will bring new and different ways to enjoy and own a car, leading to lower-carbon lifestyles, cleaner air and safer roads.

Company overview Strategic report Governance Financial statements 33 POWERED BY RENEWABLES We are committed to developing a utility system that Today in the UK, Jaguar Land Rover sources 100 per cent makes sure we have enough affordable energy today of the electricity to power its facilities from renewables. and in the future, because energy drives our business We make a wider contribution too, with renewable and our growth. energy from solar panels at our Engine Manufacturing Centre in Wolverhampton – one of the largest rooftop We want to run our business in an environmentally installations in Europe. responsible way. Energy consumption has a large part to play. We focus on our ability to reduce our burden on the As we grow and use more technology, our energy demand National Grid. We are also continually working to further is also expected to grow – even with increased energy reduce our energy consumption and to minimise our efficiency. This is why we are committed to investing in carbon emissions. our utility infrastructure and other innovations that will continue to power our business into an exciting future.

34 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success GLOBAL With record worldwide sales and new facilities GROWTH beginning production in Brazil, 2016 cemented our reputation as a truly global manufacturer. It’s a position we intend to develop, with the opening of further plants in Slovakia and Austria and the introduction of new models and initiatives that will ensure we keep pace with customers’ needs. Our vision With sales exceeding 600,000 vehicles for the first time, Fiscal 2016/17 proved to be an exceptional year for Jaguar Land Rover. To support this growing demand, and build a globally competitive business, we will continue to increase the number of manufacturing operations. Our overseas factories support the Company’s plants in the UK by providing additional production capacity, allowing us to reach new markets, bring more exciting vehicles closer to our customers around the world, and create a stronger, more agile and more sustainable business. What we have done well What we have learned Looking ahead We have strengthened our overseas The automotive landscape is changing We began construction of our operations with the introduction of faster today than ever before. Future £1 billion facility in Nitra, Slovakia, China’s first all-aluminium body shop mobility and transport needs will adapt in 2016. The factory will be at the to support production of the Jaguar as cities around the world adopt their forefront of aluminium manufacturing XFL. We have also launched our own regulations, while our customers and engineering expertise. It has been manufacturing plant in Brazil and started expect ever cleaner, safer and designed with the flexibility to enable building a new Slovakian facility. smarter vehicles. smart, connected technologies that ensure improved process efficiency Our future success will be based on and delivery. continuously anticipating new market trends, tapping into new growth For example, the paint shop will feature opportunities, and staying ahead of the highly automated processes that market by focusing on the innovation, deliver quality while minimising our design and creativity that our environmental impact. customers love. The Land Rover Discovery will be the first vehicle to be manufactured in Slovakia, complementing existing production in Solihull, UK.

Company overview Strategic report Governance Financial statements 35 JAGUAR XFL China is an important barometer of success for any Our strategy in China is paying off. Retail sales were premium car maker and we have been working hard to 125,207 vehicles in Fiscal 2016/17, up 32 per cent grow our business in this critical market, both through compared to the 95,167 vehicles sold in the previous substantial investment and by working to better financial year, with notable increases in both locally understand our Chinese customers. produced and imported vehicles. There’s room for expansion too, and alongside plans to build an additional The Jaguar XFL has been designed in the UK exclusively 70,000 cars, we are also introducing further initiatives to for the Chinese market and built at the state-of-the-art ensure our Chinese buyers have a great choice of quality Chery Jaguar Land Rover plant in Changshu. vehicles, and easier ways to buy them.

36 Jaguar Land Rover Automotive plc Annual Report 2016/17

Our blueprint for success

GLOBAL SALES

Retail sales by region

Jaguar Land Rover retail sales were 604,009 cars in Fiscal 2016/17, up 16 per cent year on year with growth in China, North America, the UK and Europe.

Total retail sales

604,009

units sold in Fiscal 2016/17

↑16%

year on year

Balanced sales portfolio (Proportion of Fiscal 2016/17 retail sales)


North America
20%
UK
21%
Europe
23%
China
21%
Overseas
15%

Retail sales by region (000s of units)


107.4
124.8
Overall
↑16%
Jaguar
↑42%
Land Rover
↑7%
FY16 FY17
UK
99.6
123.5
Overall
↑24%
Jaguar
↑>99%
Land Rover
↓1%
FY16 FY17
North America
124.7
141.0
Overall
↑13%
Jaguar
↑92%
Land Rover
↓3%
FY16 FY17
Europe
95.2
125.2
Overall
↑32%
Jaguar
↑93%
Land Rover
↑20%
FY16 FY17
China
94.7
89.5
Overall
↓6%
Jaguar
↑60%
Land Rover
↓17%
FY16 FY17
Overseas

Retail sales volumes were higher in China, North America, the UK and Europe but were slightly lower in Overseas markets, which include Brazil, South Africa and Russia, compared to last year. The Jaguar F-PACE was successfully launched in all markets in Fiscal 2016/17 and retail sales of the Land Rover Discovery Sport grew strongly across all key regions year on year.

In addition, steadfast demand for the Range Rover Sport, Evoque and Jaguar XF drove higher retails in the UK as well as Europe with volumes of the Range Rover also higher on the continent compared to last year. Retail sales growth in North America also reflects the successful launch of the Jaguar XE in May 2016 and higher sales volumes of Range Rover Sport.

Sales growth in China was up 32 per cent compared to last year, with retails of all Jaguar models higher, including sales of the all-new long-wheelbase Jaguar XFL from our China joint venture, which began in September 2016. Land Rover retail sales in China also grew year on year, supported by strong sales of the Discovery Sport from the China joint venture and solid sales growth of Range Rover and Range Rover Sport. Total retail sales from our China joint venture were 65,023 units in Fiscal 2016/17, more than double the sales volume of Fiscal 2015/16.

The introduction of the F-PACE and solid sales growth of XE, XF and Discovery Sport in Overseas markets were more than offset by softer sales of other models.

Company overview Strategic report Governance Financial statements 37 Retail sales by brand The global introduction of the Jaguar F-PACE and the launch of the Jaguar XE in North America as well as continued strong demand for the Land Rover Discovery Sport drove our retail sales growth. Jaguar sold 172,848 units in Fiscal 2016/17, a rise of 83 per cent from the previous year. This increase was helped by the introduction of the award-winning F-PACE and improved XF sales, supported by the launch of the all-new long- XE XF F-PACE wheelbase XFL. 45,469 25% 37,157 9% 67,955 RETAIL SALES STARTED IN MAY 2016 (FISCAL 2015/16: 36,452 UNITS) (FISCAL 2015/16: 34,182 UNITS) F-TYPE XJ 10,777 9% 11,489 2% (FISCAL 2015/16: 11,839 UNITS) (FISCAL 2015/16: 11,735 UNITS) Retail volumes for Land Rover rose by one per cent to 431,161 units in Fiscal 2016/17, as strong demand for the Discovery Sport offset the run-out of the Defender and Discovery. Sales of the new Discovery, which began in February Discovery Sport Range Rover Sport Range Rover Evoque 2017, totalled 4,862 units. 126,152 32% 89,746 3% 114,373 3% (FISCAL 2015/16: 95,889 UNITS) (FISCAL 2015/16: 86,915 UNITS) (FISCAL 2015/16: 110,533 UNITS) Discovery Range Rover Defender 42,023 18% 57,480 4% 1,380 CEASED PRODUCTION IN JANUARY 2016 (FISCAL 2015/16: 51,072 UNITS) (FISCAL 2015/16: 59,974 UNITS) (FISCAL 2015/16: 22,504 UNITS) Note: One Jaguar XK and seven Freelander retail sales were made in Fiscal 2016/17 but are not included in the analysis above as production of both ceased in 2014.

38 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success TRANSFORMED Stage one of our transformation is complete, COST STRUCTURE with costs reduced across the business AND BUSINESS through process excellence and architecture EXCELLENCE efficiencies. Now we are working to lead in electrification and achieve the scale to remain globally competitive. Our vision As we progress towards our goals of operational excellence and optimum business efficiency, our major transformation programme continues. Productivity and cost-management initiatives that maintain our investment levels and global competitiveness remain our focus. Our quest is to do more with less, through state-of-the-art facilities and new technologies, while increasing our efficiency and effectiveness right across the Company. What we have done well Process excellence is the bedrock of our business. The ‘Jaguar Land Rover Way’ and the Tata Business Excellence Model allow us to standardise best practice and continually enhance the way we work, while still allowing for flexibility and responsiveness so that we can exploit changes and new opportunities as they arise. What we have learned Looking ahead We know that a ‘go-look-see’ approach As we grow our global footprint, we are is invaluable in evaluating processes introducing our standardised framework and identifying and resolving issues to overseas sites as a way of directing and blockages. In 2016, a centralised cross-functional collaboration and governance programme was introduced ensuring the deployment of the right to further enhance training and capabilities needed to manufacture development, as well as to empower our products. leadership at all levels to experiment Expanding our capabilities in big with innovative solutions. data analytics enables us to be agile and adapt quickly to challenges and business drivers. We are also continuing to invest in advanced technologies to enhance the efficiency of our business, increasing cost savings.

Company overview Strategic report Governance Financial statements 39 SMALL WISDOMS: INNOVATION FROM THE GROUND UP Jaguar Land Rover encourages its staff to continually This year, a team at our manufacturing plant in Castle challenge and drive change and innovation, whether that Bromwich, UK, implemented improvements to the Andon be in the design of our vehicles or in the way we work. pull-cord alert that notifies the supervisor of an issue This philosophy is at the heart of our Team Innovation on the production line. The team updated the system to Circles, where we ask our colleagues to think of provide a more accurate alert and quicker response time. themselves as ‘business owners’, and encourage them to Thanks to their efforts, when an Andon cord is activated suggest ideas to streamline processes, eliminate waste the issue and its location are sent to a central computer and reduce inefficiencies. that can rank more than 300 issues in order of productivity impact and issue an immediate alert to the right place. It The results have more than exceeded expectations with is now being installed across the Castle Bromwich site at implemented ideas generating £5.3 million in savings. a cost saving of £50,000 per block and £350,000 to the plant in total.

40 Jaguar Land Rover Automotive plc Annual Report 2016/17

Our blueprint for success

ENGAGED, PASSIONATE PEOPLE

As the automotive market shifts and evolves, the passion, creativity and skills of our people are what make us the successful, sustainable business we are today.

Our vision

We are committed to nurturing this talent and investing in the education and training of all our employees, while also helping to develop the workforce of tomorrow, addressing skills shortages and working to close the industry's gender gap.

What we have done well

Each year we invest more than £100 million in the Jaguar Land Rover Academy.

Today, nearly a quarter of our employees are working towards a qualification, from apprenticeships to doctorates. We have maintained a 2 per cent intake of graduates and apprentices as a proportion of applications since 2013, and in 2016, 407 joined the Company. In Fiscal 2016/17, we supported more than 100 PhD projects.

We are also reaching out to untapped talent through a number of education schemes. Many employees who have been through these programmes have gone on to be award-winning engineers.

Our work with partners and suppliers on the National Automotive Innovation Centre will create a state-of-the-art technology hub for industrial and academic research and development to foster new skills and engage future generations of engineers.

What we have learned

We have identified five key areas where we need to attract the brightest and the best in order to support our product and business ambitions:

- **Virtual modelling** – we increasingly engineer in a virtual world, using technology such as 3D printing, and we need people who can combine skills in mathematics and engineering with creative flair
- **Data analysis** – using and manipulating data to gain greater insights to help the Company grow is an expanding need across our business
- **Hardware design** – new technology demands new industry roles, such as chemists to develop future battery technology
- **Software design** – developing smart and secure technology and new ways for people to use their cars make software engineers essential to our future
- **Programme delivery** – only with the highest-calibre project management talent can we deliver lasting solutions on time and within budget



WORKING HAND-IN-HAND

Our success is built on partnerships – with our 40,000-plus employees, customers and beyond. The engagement and enthusiasm of our many suppliers are central to the story.

Many of these suppliers are small and medium-sized enterprises. These businesses are the lifeblood of the UK economy and are crucial to our success. The strength of our relationships is something we are very proud of: we work hand-in-hand with our suppliers. Our UK supply chain has grown strongly, matching our own growth story. UK-sourced components have increased to 50 per cent, creating £3.5 billion per annum of additional UK contracts, supporting 200,000 jobs and taking our total annual manufacturing spend with UK suppliers to more than £6.5 billion. In the last five years, our investment has generated more than 60,000 new jobs in the UK supply chain.

Company overview Strategic report Governance Financial statements 41 INNOVATION IS IN OUR DNA Looking ahead To help address industry shortages, At Jaguar Land Rover we value the environmentally considerate ways in the last four years we have reached power of new ideas. We structure of shipping our vehicle bodies around out to more than 2.5 million young ourselves so that innovation flows the world, they designed a reusable people to inspire them to consider freely through our organisation. structure with ingenious packing an automotive career. that allows vehicle bodies to overlap Our Innovista programme is designed without any possible damage. We are also supporting award-winning to maximise the expertise within STEM (science, technology, engineering the Company to meet some of The result is a cost saving of nearly and mathematics) education schemes the biggest challenges; to develop £1 million in shipping and material for children aged five and upwards. We new and exciting ideas that help waste costs, alongside a substantial will be increasing these inspirational us be more efficient and bring CO2 reduction. outreach programmes to align with the pioneering concepts into our product Through the passion and innovative future skills needs we have identified. development pipeline. thinking of our employees, our Our plan also includes initiatives that One particular team of engineers pioneers have delivered significant target untapped talent pools. exemplifies how we deliver benefits, not only for the business real change. In response to the need but also for the environment. to develop more cost-effective,

42 Jaguar Land Rover Automotive plc Annual Report 2016/17 Our blueprint for success OUR Deep within Jaguar Land Rover’s engineering PIONEERS HQ, hundreds of technical wizards in areas from virtual reality to self-learning cars and acoustics are working on making our future even more awe-inspiring. JOHN PEPPERELL, 49 ORLA MURPHY, 25 DR THOMAS POPHAM, DAY JOB: SENIOR DAY JOB: AUDIO 33 BUSINESS AND PRODUCT CALIBRATION ENGINEER DAY JOB: TECHNICAL PLANNING MANAGER “My job is about the perception SPECIALIST, SELF- “A lot of what I do now is about of sound in the car. Today, I am LEARNING CAR PROJECT electronic adaption of the engine. working on zonal audio potential “We’re working on research In 15 years I think there will still of the future – where specific that uses machine-learning be conventional engines but by noise cancellation can create techniques to learn driver then hybrids will be ‘conventional’ different listening zones within preferences. Vehicle intelligence technology and we’ll be at the the car itself.” is going to be such a big front end of fuel cell technology.” improvement – especially as cars become ever more connected to each other and ‘the cloud’.”

Company overview Strategic report Governance Financial statements 43



BRIAN WATERFIELD, 49
DAY JOB: VIRTUAL REALITY TECHNICAL LEAD

"Virtual engineering is the future. A physical test of a car relies on many external factors to get it right, but in the virtual world you're not reliant on anything. As we develop more ways to simulate, we will be able to control time and space with any weather conditions."

LINH NGUYEN SLATER, 29
DAY JOB: HUMAN MACHINE INTERFACE SPECIALIST FOR SELF-LEARNING CAR PROJECT

"I'm involved in developing the interfaces for artificial intelligence in the self-learning car. I conduct testing to ensure the technical interfaces we design are safe, usable and delightful for our customers."

KRIS KOBYLINSKI, 30
DAY JOB: RESEARCH TECHNOLOGY DELIVERY MANAGER, SELF-LEARNING CAR PROJECT

"I lead the development of technologies that don't exist yet in a team of machine-learning engineers, big-data scientists and human factors specialists. Our aim is to develop the first truly intelligent car."

LEE SKRYPCHUK, 35
DAY JOB: HUMAN MACHINE INTERFACE SPECIALIST

"I am working on what we call 'off-surface touch' with a capacitive system that senses your finger from 15–20cm away – so you can wave your hand to open and close the sunroof for example – using a sensor in my hand. We are already looking at the future today."

44 Jaguar Land Rover Automotive plc Annual Report 2016/17

Our blueprint for success

WOMEN IN OUR WORKPLACE

It doesn't have to be a man's world

Men dominate the UK automotive industry, filling 91 per cent of engineering roles. There are fewer women in senior roles and there is a gender pay gap exacerbated by the low number of women coming into the industry and flourishing within it.

But while attracting talent today is more competitive than ever, things are changing.

Recruiting, training and retaining an engaged, skilled workforce aligned to the needs of the business is at the heart of our success strategy. We stand by a belief that non-quota interventions – alongside targeted initiatives that support lasting careers and tackle the pay and skills gap – will help us create the diverse, skills-based workforce we need in a rapidly changing global business environment.





Changing perceptions of the industry

We are tackling, head-on, the attitude that ours is a male-dominated, dirty, 'spanner and hammer' industry.

Working with external and internal ambassadors, governments, schools and colleges, we are looking to change this image and inspire young people to explore the next generation of exciting career opportunities within engineering and Jaguar Land Rover.

Since 2013, we have reached more than 2.5 million young people in the UK, and as a result our female graduate and apprentice intake is up 30 per cent. Equally impressive is the fact that women joining the graduate programme this year make up 29 per cent of the total hires by Jaguar Land Rover.

A flexible and supported work environment

We believe going the extra mile for our employees will benefit a sustainable business such as ours by increasing talent retention and employee engagement, and helping to eliminate gender disparities.

This is why we support flexible working hours, provide on-site childcare and offer a class-leading, 52-week, fully paid maternity leave. All this has helped increase the number of women coming through at the early and mid-stage career levels, and is making our succession pipeline more effective.

Company overview | Strategic report | Governance | Financial statements | 45

UNTAPPED TALENT

We launched our annual Young Women in the Know programme for 15 to 18-year-old students in 2013 to encourage more females to apply for apprentice and graduate roles.

Then we aligned the programme with apprentice recruitment and in 2016 rolled out the course across the UK with the aim of reaching new talent for our pipeline programme.

Since then, the programme has helped grow our female apprentice population from 8 per cent to 22 per cent.



Product development

We empower everyone to play a role in what we do and how we work, driving efficiencies and effectiveness across the business.

We know it is important that our workforce reflects the diversity of our customers. Women have a huge influence in the car purchasing process, so it is crucial to have women in key decision-making roles, contributing to the better understanding of our customers and helping create products they will love.

We are proud to have so many leading female design and engineering experts and support this with a consultancy programme that encourages all women in the business to contribute to the innovation and design of our products. An excellent example of this is the Jaguar F-PACE, where diversity of input and a female perspective were critical parts of the product's development and it being named Supreme Winner at the Women's World Car of the Year Awards.

The rise of the female guru

Women are dominating thought leadership at Jaguar Land Rover. Even though the industry struggles to attract and encourage women into leadership roles.

In 2016, our leading female employees won a fifth of all the awards for *Autocar* magazine's most influential women in the industry.

We are committed to promoting our female pioneers to help inspire future talent into and within the Company and invest in the development of senior female talent through our Top Flight and Leadership Summit programmes, which prepare our brightest and best females for the highest leadership roles.

46 Jaguar Land Rover Automotive plc Annual Report 2016/17

Our blueprint for success

TECHNOLOGY FOR GOOD

As one of the world's leading premium automotive companies, we have a duty to use our engineering expertise to not only make the most desirable and capable cars, but also to improve society and the world we share.

For Jaguar Land Rover, engineering leadership isn't just the business we are in – it's the reason we are in business.

6.3m

lives impacted by Jaguar Land Rover's corporate social responsibility activities

Our vision

Technology and engineering can have huge benefits for society, bringing solutions to countless everyday challenges. With our expertise, skills and knowledge in these fields, we are in an enviable position to address these challenges and make a real difference to the world around us.

Our innovation and volunteering programmes leverage the skills of our employees to find solutions to improve the way we work. By continuing to apply these programmes to a wider social purpose, we are harnessing our technological expertise to help those in need.



Jaguar Land Rover providing specially developed technology to help people in our local community – see opposite for details.

What we have done well

Contributing to society is central to who we are. Our commitment to corporate social responsibility (CSR) was recognised in 2016, when we won Best International Sustainability Programme at the UK's National CSR Awards. The health and wellbeing technologies in our vehicles, and our work in education and talent development received particular praise. Our Global CSR programme, through which we apply our design and technology expertise for social benefit, has now supported almost six million disadvantaged people in more than 25 countries.

2016 also brought a significant increase in the number of employees volunteering to work in local communities and support education programmes during work hours, rising from 7,774 in Fiscal 2015/16 to nearly 10,000 in Fiscal 2016/17.

What we have learned

We are already sharing our engineering expertise and solutions to help solve some of the biggest challenges in the industry, such as recycling, cleaner air, vehicle safety and mobility solutions. By broadening the scope of our innovation, volunteering and education programmes, we can address an even wider range of issues, such as in-car search-and-rescue technology, and disability and hypermobility solutions.

We already lead the world in aluminium recycling. We're now taking this technological expertise further, applying it to other materials. For example, the wheel arch liners, dashboard insulation, seating and trim in our vehicles use a felt made from 100 per cent recycled materials. Working with universities and other companies, we aim to pioneer even more sustainable materials for the future.

Company overview Strategic report Governance Financial statements 47 PROJECT HERO Land Rover has supported the International Federation of such as landslides, earthquakes and floods. Dramatic Red Cross and Red Crescent Societies (IFRC) for over 60 landscape changes can make maps redundant, which years. It is through this long-standing partnership that we adds to the danger and difficulty of finding and rescuing have collaborated with the Austrian Red Cross to develop survivors, so the drone’s bird’s-eye view will allow an advanced communication vehicle. Based on a bespoke rescuers to investigate an emergency scene from version of the new Land Rover Discovery, the vehicle a safe distance. includes the world’s first roof-mounted drone, and will Project Hero perfectly showcases how Jaguar Land be trialled by Red Cross emergency response teams. Rover’s engineering expertise can help to improve the With the drone airborne, live footage can be transmitted lives of others. to the Red Cross’s emergency response teams, helping them respond more quickly and effectively to disasters Looking ahead Last year we began working with Our apprentice engineers used their Improving the lives of others and the Countrymen’s Club, a charity expertise to develop a tractor simulator tackling social problems are central to that supports people who have that enables retired farmers to once again our responsible business programme. worked in outdoor industries such as experience something they loved. We have joined forces with Remap, a agriculture but now suffer from long-We have also designed a set of charity that matches skilled volunteers, term conditions including dementia, lightweight folding steps enabling people including engineers and technicians, Parkinson’s and depression. with MS or other mobility issues to get with individuals affected by disability. onto and ride horses unaided, an activity proven to have therapeutic benefits.

48 Jaguar Land Rover Automotive plc Annual Report 2016/17

Company overview Strategic report Governance Financial statements 49 Managing our risks and opportunities Future-proofing the business

50 Jaguar Land Rover Automotive plc Annual Report 2016/17 Managing our risks and opportunities OUR We manage and monitor risk and the APPROACH factors that could impact our plans for TO RISK long-term sustainable growth. De?ning risk opportunities. The ultimate goal of risk management within Risks are uncertain events that could materially impact Jaguar Land Rover is to continually assess the control business objectives – negative for threats and positive environment to prevent and build resilience against any for opportunities. We recognise that risk is inherent in all internal or external shocks, both anticipated and unforeseen. business activities and must be balanced when assessing returns. Successful management of these risks is therefore Responsibility for risk key to accomplishing our strategic objectives and the long- The Board of Management is ultimately responsible for the term sustainable growth of our business. Enterprise risk management of risks within Jaguar Land Rover. However, the management (ERM) is used as a system to identify, assess, wider organisation is responsible for the proactive day-to-day control and continually monitor key risks that could affect management and control. Board of Management members our business objectives. review our key risks to monitor the progress of mitigating actions, identify new risks, agree changes to existing risk Risk management profiles, and undertake any additional actions to manage To achieve an informed understanding of our tolerance for risks that may be required as the business environment risk when delivering our overall business plan, we must changes. Principal risks and exceptions are reported to the be mindful that the objective of risk management is not Audit Committee regularly to assist in the decision-making necessarily to eliminate risk, but to ensure that the risks process and ensure adequate controls are in place to protect we do accept remain within a predetermined level of the business. acceptability and control while pursuing value-enhancing Our responsibility framework Jaguar Land Rover Automotive plc Board Audit Committee Board of Management First line Second line Third line of risk defence of risk defence of risk defence Control of risks Oversight and Independent con?rmation of controls controls assurance Business operations risk management ERM and oversight functions Internal/external audit

Company overview Strategic report Governance Financial statements 51

Our approach to risk management

Creating and sustaining value through ERM

The ERM framework helps us to identify new and evolving risks and opportunities so we can understand and manage risks that may materially impact our business objectives. This framework supports and enables future value creation and also preserves the value of routine operations.

The ERM framework is also an effective communication tool used by senior management to monitor and gain consensus on how to effectively manage and control risks enterprise-wide.

The environment in which we operate is dynamic, as are the risks we face

We plan for certain known changes to the industry and the external environment while remaining sufficiently flexible for rapid and unknown changes that are inherently difficult to anticipate. Managing the changing environment in which we operate and having the ability to be resilient to sudden unforeseen challenges support long-term sustainability of the business and healthy profitable growth.

Risk management: identification, assessment, evaluation, response and reporting

By continuing to monitor and assess risks as well as embedding the management of such risks within our culture, we can identify new material risks and opportunities early on to take advantage of value-adding prospects and mitigate value-eroding threats. We also continue to evaluate and report risks and opportunities to enable us to prioritise effectively and formulate effective responses.

Our enterprise risk management (ERM) framework

RISK AND RESILIENCE

Organisation

A cross-functional network of risk champions coordinates the identification, monitoring and management of risks within their respective functional areas. A central ERM team consolidates and reports on risk information to the Board of Management, Audit Committee and Jaguar Land Rover Automotive plc Board ("JLR plc Board").

Process

We embed risk management into routine activities enterprise-wide, supporting and ensuring robust business decision-making. The standardisation of risk management processes across functions supports a consistency in our approach to the management of risk, facilitating its use and enhancing its effectiveness.

Robust tools and training

We embed common risk management tools, training, techniques, language and approaches to engender cross-functional consistency of risk identification, assessment, monitoring and reporting. This ensures that risks are appropriately captured and calibrated consistently across the organisation.

Structured reporting

Our risk reporting is structured to inform the appropriate stakeholders promptly to aid the decision-making process. Reporting also allows us to effectively categorise risks so that appropriate stakeholder working groups discuss relevant risks and ensure that high-quality input is received and appropriate mitigation strategies are proposed.

Continuous improvement

Our risk management process is designed to enable the assimilation of best practice from prior experience and external benchmarking, leading to continuous improvement. This process ensures that the risk management process becomes more efficient over time and changes as the business grows.

52 Jaguar Land Rover Automotive plc Annual Report 2016/17

Managing our risks and opportunities

OUR PRINCIPAL RISKS

Risks are identified, assessed and measured against a defined set of criteria to consider the likelihood of occurrence and potential impact to the business, facilitated by our enterprise risk management (ERM) framework. Plotting our principal risks on a risk map helps to visualise each risk profile as well as targeting to bring each risk back within a tolerable level.

Principal risks at a glance

Our 10 principal risks	Prior year ranking
1. Competitive business efficiency	(3)
2. Global economic and geopolitical environment	(1)
3. Environmental regulations and compliance	(2)
4. Brand positioning	(4)
5. Rapid technology change	(New)
6. Information and cyber security	(New)
7. Exchange rate fluctuations	(6)
8. Unethical and prohibited business practice	(10)
9. Product liability and recalls	(5)
10. Patent and intellectual property (IP) protection	(9)

The potential impact and likelihood of our key risks


Material
Moderate
Immaterial
Impact
Unlikely
Possible
Likely
Likelihood
Key
Risks that are highly likely to occur and could materially impact our ability to reach our business objectives.
Risks that remain at tolerable levels but could impact the business unless monitored and managed.
Risks that are unlikely to materialise and are unlikely to materially impact our business.
Current risks
Path to target net risk profile

Changes to our principal risks during Fiscal 2016/17

Our principal risks change as our business evolves and the external environment changes. In Fiscal 2016/17, we have focused more emphasis on the potential impact of threats to internet-connected devices and rapid developments in technological advancements in sustaining competitiveness.

Two principal risks introduced into the top 10 listing

5. Rapid technology change
6. Information and cyber security

Recent events and increased focus have raised the respective profiles of both risks. Mitigating actions are in place (as detailed on pages 54 to 55) to address the higher intensity of risk to the business as a result.

Two principal risks have moved out of the top 10 listing

- Distribution channels
- Global expansion

Plans and mitigating actions put in place since Fiscal 2015/16 have proved effective in reducing our exposure to these risks, which are now back to more tolerable levels.

Company overview | Strategic report | Governance | Financial statements | 53

Jaguar Land Rover classifies risks into four broad categories to facilitate efficient risk management and formulate effective mitigation strategies. Our risk register details our principal risks as well as other notable risks that are reported to and monitored by the Board of Management.

Other monitored risks by category

Strategic	Operational	Legal and compliance	Financial
Changing customer expectations and trends	Key skills gap	Open source technology	Liquidity
Global expansion	Supply chain failure	Trade barriers and sanctions	Commodity prices
Energy – security of supply	Business continuity		Pension obligations
	Distribution channels		

Risk horizon

We recognise the need to anticipate and prepare for future challenges and trends that may develop and that could materially affect our long-term business success. Our risk horizon enables us to proactively anticipate forthcoming issues to inform our strategy creation process.



Future risks
Strategic
Operational
Financial
Legal and compliance
Current
New technology
Competitors' expanding portfolios
Commodity scarcity
Skills gap and key personnel
Trading bloc dynamics
Regional recession
Protocols governing new technologies (i.e. automation)
Legislation change (CO_2 target, internal combustion engine restrictions)

54 Jaguar Land Rover Automotive plc Annual Report 2016/17

Managing our risks and opportunities

OUR PRINCIPAL RISKS

The principal risks faced by Jaguar Land Rover are outlined below. The risks discussed are not exhaustive and Jaguar Land Rover may be subject to other risks not specifically outlined in this Annual Report.

Strategic	Consequences	Mitigations*	Opportunities*	Prior year ranking
2. Global economic and geopolitical environment Our expanding global presence increases our exposure to changes in the global economic and geopolitical environment as well as other external factors (i.e. Brexit, political instability, wars, terrorism, natural disasters) that may impact our business.	Given our global distribution of sales, changes in the external environment could have a significant impact on the global demand for our vehicles and our supply chain. This may affect our financial results.	We continue to expand our international footprint (e.g. Slovakia manufacturing) and maintain a balanced retail sales profile across our key sales regions. Furthermore, we continue to closely monitor global geopolitical and macroeconomic developments.	Global economic growth in developed and emerging markets presents opportunities to extend sales. Global growth creates opportunities both in new and existing geographical markets as well as new and existing segments.	(1)
4. Brand positioning Brand positioning is becoming increasingly challenging as the dynamics of the automotive market (i.e. automated driving, electrification, digital connectivity) and the competitive pressures from existing automotive manufacturers and new disruptive entrants evolve.	Our potential inability to successfully position, maintain and build the strength of our brands as well as failing to develop new products/ technologies that meet customer preferences, or suffering delayed product launches could impact demand for our products.	Recent successful model launches have broadened our product range to existing and new customers in established and emerging segments. In addition, we regularly monitor the perception of our brands to quickly identify and address risks and opportunities that may arise.	Strengthen our brands by creating greater brand association through innovation and technological advancement into our expanding product portfolio and services.	(4)
5. Rapid technology change The fast pace of technological development together with scarcity of specialist resources could result in a significant change in the automotive industry and increase the risk of delivering superior products demanded by current and future customers.	Any delay in the launch of technologically intensive products, or if the technology in our products becomes relatively obsolete, could impact sales as customers move to purchase products from our competitors.	We continue to invest substantially in R&D and we also continue our strategic focus on key technology areas including autonomy, connectivity and electrification with the aim of launching our products ahead of our competition.	Substantial changes to the market (e.g. automation and electrification) enable us to focus on launching industry defining products ahead of our competition as well as strengthening partnerships with global technological organisations and leading academic research teams.	(New)

Operational	Consequences	Mitigations*	Opportunities*	Prior year ranking
6. Information and cyber security New and emerging technologies bring unprecedented threats to internet-connected devices including vehicles, while recent global hacking incidents impacting the geopolitical environment indicate an increase in the motivation to instigate cyber attacks.	The loss of sensitive and personal data or a breach in any safeguards aimed at protecting this information could lead to significant legal action combined with the imposition of regulation and associated fines. In addition, we would likely experience negative press and reputational impacts.	We strive to implement consistent security policies and procedures as well as educating staff, vendors and suppliers to embed best practices by implementing internal tools to detect and mitigate the current and emerging cyber security threats.	We aim to maintain a strong IT control environment, and by monitoring and reacting to emerging cyber threats we strive to embed deeper, more intelligent controls over time.	(New)
9. Product liability and recalls Potential defects and quality deficiencies could increase our exposure to risks associated with product liability.	Increases in related costs and warranty claims as well as longer-term impacts on sales due to adverse reputational effects could occur. In addition, we could be the subject of class actions or other large-scale lawsuits as a consequence.	We regularly monitor the service data of our vehicles to proactively manage recalls and minimise warranty claims. We also issue technical updates to our dealer network to manage identified faults and defects.	Enhanced vehicle connectivity and digital capability provide opportunities for us to identify and remedy potential faults more efficiently.	(5)

* The mitigations and opportunities stated are merely examples and do not constitute an exhaustive list.

Company overview | Strategic report | Governance | Financial statements | 55

Legal and compliance	Consequences	Mitigations*	Opportunities*	Prior year ranking
3. Environmental regulations and compliance We are subject to a rapidly evolving regulatory landscape with associated laws, regulations and policies that all impact the vehicles we produce and our manufacturing facilities (i.e. CO_2 emissions and fuel economy).	We may incur additional compliance costs, including incremental investment, to avoid facing significant civil and regulatory penalties, and our competitors may gain an advantage by adopting new emissions and fuel efficient technologies before we do.	We have invested substantially in the development of lightweight architecture, our in-house four-cylinder engines and electrification technologies, including mild and plug-in hybrid as well as battery electric vehicles. We also retain an EU derogation permitting more lenient fleet average CO_2 targets under a certain sales threshold.	Our development of battery electric products (starting with the I-PACE in 2018) and the introduction of mild and plug-in hybrid technologies helps to achieve compliance and aligns our products with consumer demands.	(2)
8. Unethical and prohibited business practices Our continuing international expansion exposes us to increased diversity and complexity of legal and other frameworks in a variety of jurisdictions and, as such, we become subject to maintaining legal and ethical standards across the global locations in which we operate.	Non-compliance with ethical and/or legal practices may materially impact our reputation and could result in restrictions being placed on our operations, causing business disruption.	Our code of conduct sets out the behaviours that we expect of our staff, including conforming to the highest moral and ethical standards and complying with applicable laws, including anti-bribery, corruption and competition laws, sanctions and export controls.	We are committed to conducting business in an ethical manner to instil a reputation of trust and reliance. Such qualities foster greater business relationships with the supplier base, governments and partnerships with other third parties.	(10)
10. Patent and intellectual property (IP) protection Our substantial investment in R&D generates IP and the protection of this IP is necessary in order to prevent its unauthorised use by third parties. Conversely, we need to ensure that we do not infringe the IP of third parties.	Failure to protect our IP increases the risk that third parties could copy features of our products from which we derive competitive advantage. Furthermore, our infringement of any third-party IP could impair our ability to bring new products to market and expose us to infringement lawsuits.	We have a dedicated team of in-house specialists that manage matters relating to IP to ensure that robust processes are followed to protect our IP, by means of patents, registered designs, trademarks and copyrights.	The development of electrification, automation and connectivity are increasing our stock of IP, which enables additional revenue streams through licensing and other channels while enhancing our profile as an innovator in the automotive industry.	(9)

Financial £	Consequences	Mitigations*	Opportunities*	Prior year ranking
1. Competitive business efficiency We have initiated programmes to optimise operating efficiency. However, there is a risk that these programmes do not deliver projected efficiencies and anticipated benefits may not accrue as expected.	If we are unable to deliver the desired benefits from these programmes, our business results may be adversely impacted and our ability to compete successfully over the longer term could be affected.	We have launched certain initiatives to reduce product and business complexity, to benefit from economies of scale, and we have robust project management processes in place to ensure set targets are met.	We are developing real-time analytical data tools to aid in the business decision-making process and realise greater degrees of efficiency. Furthermore, our expansion plans present opportunities to invest in world-class facilities and enhanced capabilities.	(3)
7. Exchange rate fluctuations Approximately 80 per cent of our revenue is derived from international sales (e.g. the US and China) and we source a significant proportion of our components from the Eurozone, while our reporting currency is Pounds Sterling.	Generally, a stronger Pound adversely impacts our earnings because the value of overseas sales is eroded. Structural misalignments in the denomination of costs and revenues in different currencies expose us to longer-term foreign exchange trends beyond our hedging programme.	Currency transaction risk is managed with financial derivatives in line with the hedging policy approved by the JLR plc Board. Also, we aim to align our sourcing base with our global sales profile and the revaluation of our US Dollar debt provides a natural offset to our US Dollar receivables.	We continue to investigate further opportunities to develop our international manufacturing footprint, which may result in greater natural hedging of our currency exposures by aligning the currency profile of cost with sales.	(6)

56 Jaguar Land Rover Automotive plc Annual Report 2016/17

Financial review

CHIEF FINANCIAL OFFICER'S STATEMENT

Record retail volumes of 604,009 units and revenue of £24.3 billion in Fiscal 2016/17 mark the seventh successive year of growth for Jaguar Land Rover.

Jaguar Land Rover had a solid financial year in Fiscal 2016/17, underpinned by record retail sales of 604,009 units, up 16 per cent year on year. The increase in sales reflects the success of our new products, particularly in China, North America, the UK and Europe.

Wholesales were 534,746 units, up 5 per cent year on year, generating record revenues of £24.3 billion, up £2.1 billion compared to last year (unconsolidated China Joint Venture excluded).

Profit before tax was £1.6 billion, up £53 million compared to a year ago. The increase primarily reflects the higher wholesales and £151 million of exceptional Tianjin Port explosion recoveries (compared to £157 million of losses a year ago), offset partially by higher costs for marketing (increased competitive conditions in the US and some other markets) and other items (raw materials, launch and growth). Earnings before interest and taxes (EBIT) were £1.5 billion, representing a 6 per cent margin.

The income statement includes adjustments for an accounting policy change in Fiscal 2016/17 to reclassify gains and losses on revenue and cost hedges from 'Foreign exchange loss' to 'Revenue' and 'Material and other costs of sale' respectively, which we believe more appropriately reflects the intent of these hedges.

Free cash flow (before financing) was £295 million after total investment spending of £3.4 billion. We also paid a £150 million dividend to our parent, Tata Motors, and issued about £857 million of new bonds in Fiscal 2016/17. Total cash and financial deposits at 31 March 2017 was £5.5 billion and total liquidity was £7.4 billion including a £1.9 billion undrawn revolving credit facility.

Jaguar Land Rover's strategy continues to be to achieve sustainable profitable growth by investing proportionally more in new products, technology and manufacturing capacity. Consistent with this, Fiscal 2017/18 investment spending is expected to be in excess of £4 billion, including investment in the new Slovakia plant.

Despite increased geopolitical uncertainty (e.g. Brexit in the UK), major markets including China, the US, Europe and the UK continue to see solid economic growth, with only some markets such as the Middle East, Russia and Brazil showing more fundamental weakness.

Jaguar Land Rover's planning target is to achieve an 8–10 per cent EBIT margin in the medium term over our five-year business plan, supported by the continued launch of new products and technologies to drive growth with greater operating leverage. However, Jaguar Land Rover expects the incentive and growth cost pressures on margins seen in Fiscal 2016/17 and historical seasonality of volume and profit by quarter to continue in Fiscal 2017/18.

The ramp-up of exciting new products, including Land Rover Discovery, the Range Rover Velar and other new models, are expected to drive solid growth in Fiscal 2017/18 and beyond.



Kenneth Gregor
Chief Financial Officer
Jaguar Land Rover
Automotive plc
24 July 2017

Company overview | **Strategic report** | Governance | Financial statements | 57

FINANCIAL PERFORMANCE

Consolidated income statement

Jaguar Land Rover once again achieved record retail sales and revenue in Fiscal 2016/17 and maintained a solid level of profit before tax.

Revenue

£24.3bn

FISCAL 2015/16: £22.3BN

Revenue was £24.3 billion in Fiscal 2016/17, up from the £22.3 billion in Fiscal 2015/16, primarily reflecting strong retail sales of 604,009 units (including sales from the China joint venture), up 16 per cent on the 521,571 units in Fiscal 2015/16, and a more favourable foreign exchange environment with the weaker pound following the EU Referendum result in June 2016.


Fiscal 2016/17 £24.3bn
Fiscal 2015/16 £22.3bn
Fiscal 2014/15 £22.1bn

EBITDA[1] – Earnings before interest, tax, depreciation and amortisation

£3.0bn

(12.1% Margin)

FISCAL 2015/16: £3.1BN (14.1%)

EBITDA was £3.0 billion (12.1 per cent margin) in Fiscal 2016/17, down slightly from the EBITDA of £3.1 billion (14.1 per cent margin) in the previous fiscal year, as the higher revenue was offset by higher marketing expense as well as higher manufacturing and other operating costs.


Fiscal 2016/17 £3.0bn 12.1%
Fiscal 2015/16 £3.1bn 14.1%
Fiscal 2014/15 £4.1bn 18.7%

EBIT[1] – Earnings before interest and taxes

£1.5bn

(6.0% Margin)

FISCAL 2015/16: £1.8BN (8.0%)

EBIT was £1.5 billion (6.0 per cent margin) in Fiscal 2016/17 compared to £1.8 billion (8.0 per cent margin) in Fiscal 2015/16. The lower EBIT in Fiscal 2016/17 was driven by higher depreciation and amortisation related to significant capital expenditure incurred in prior periods, partially offset by higher profits of £156 million from our China joint venture.


Fiscal 2016/17 £1.5bn 6.0%
Fiscal 2015/16 £1.8bn 8.0%
Fiscal 2014/15 £3.1bn 13.9%

PBT – Profit before tax

£1.6bn

FISCAL 2015/16: £1.6BN

PBT was £1.6 billion in Fiscal 2016/17, broadly in line with the PBT of last year, as the lower EBIT and more unfavourable revaluation of unrealised foreign currency debt and hedges were offset by lower net finance expense, favourable revaluation of commodity hedges and £151 million of further exceptional insurance and other recoveries related to Tianjin (compared to the £157 million net charge incurred in Fiscal 2015/16).


Fiscal 2016/17 £1.6bn
Fiscal 2015/16 £1.6bn
Fiscal 2014/15 £2.6bn

PAT – Profit after tax

£1.3bn

FISCAL 2015/16: £1.3BN

PAT was £1.3 billion in Fiscal 2016/17, in line with the PAT of last year. The effective tax rate in Fiscal 2016/17 was 21.0 per cent compared to 15.7 per cent last year, primarily reflecting the non-recurrence of favourable deferred tax credits in Fiscal 2015/16 (£74 million related to UK Patent Box legislation). For further disclosure on our approach to tax, please see note 14 on page 100 of the financial statements.


Fiscal 2016/17 £1.3bn
Fiscal 2015/16 £1.3bn
Fiscal 2014/15 £2.0bn

1. Please see note 3 of the financial statements on page 93 for the definition of EBITDA and EBIT.

58 Jaguar Land Rover Automotive plc Annual Report 2016/17 Financial review FINANCIAL Consolidated cash ?ow PERFORMANCE Free cash flow before financing was positive £295 million in Fiscal 2016/17 after total investment spending of £3.4 billion, funded primarily by the solid EBITDA1 and positive working capital movements. Consolidated cash ?ow (£ millions) 467 (199) (3,438) 1,855 1,610 841 (300) 836 295 PBT D&A Working Tax Total Free Changes Dividends, Change FY16/17 and other capital paid investment cash flow in debt interest in cash and and accruals and fees financial deposits Key drivers Total product Investment spending in Fiscal 2016/17 reached £3.4 billion (14.1 per cent Fiscal 2016/17 £3.4bn 14.1% and other investment2 of revenue), compared to the £3.1 billion (14.1 per cent) in the prior Fiscal 2015/16 £3.1bn 14.1% fiscal year. In Fiscal 2016/17, £368 million of investment spending Fiscal 2014/15 £3.1bn 14.2% was expensed in EBIT1 and the remaining £3.1 billion was capitalised. £3.4bn Research and development accounted for £1.8 billion (52.2 per cent) FISCAL 2015/16: £3.1BN of investment spending, while tangible and other intangible assets accounted for the remaining £1.6 billion (48.8 per cent). Working capital Positive working capital movements (including non-cash accruals) Fiscal 2016/17 £467m were £467 million during the year, primarily reflecting a £325 million Fiscal 2015/16 £547m adjustment to provisions (primarily related to warranty) and £467m £(77)m Fiscal 2014/15 favourable movements of £263 million in other assets and FISCAL 2015/16: £547M liabilities. The remaining £121 million reduction in working capital reflects a £628 million increase in inventory and £194 million related to trade receivables, partially offset by a £701 million improvement in accounts payable. Free cash flow Free cash flow was £295 million in Fiscal 2016/17 after £3.4 billion Fiscal 2016/17 £295m before financing3 of total investment spending, re?ecting solid pro?ts and Fiscal 2015/16 £791m £467 million of positive working capital movements, partially Fiscal 2014/15 £842m £295m offset by £199 million paid in tax. FISCAL 2015/16: £791M Change in cash and The net change in cash and ?nancial deposits in Fiscal 2016/17 Fiscal 2016/17 £5.5bn financial deposits was £836 million. The increase reflects free cash flow of Fiscal 2015/16 £4.7bn £295 million, an £841 million increase in debt (primarily Fiscal 2014/15 £4.3bn reflecting the c.£857 million of bonds issued in January 2017) £836m Cash and financial deposits (at 31 March) less a £150 million dividend paid to Tata Motors in June 2016 FISCAL 2015/16: £388M and finance expenses and fees of £150 million. 1. Please see note 3 of the financial statements on page 93 for the definition of EBITDA and EBIT. 3. Free cash flow reflects net cash generated from operating activities less net cash used in 2. Total product and other investment reflects net cash used in investing activities and expensed investing activities (excluding investments in short-term deposits) and including foreign R&D (not included in net cash used in investing activities) but excluding movements in other exchange gains/losses on short-term deposits. restricted deposits, movements in short-term deposits, finance income received, and proceeds from sale of property, plant and equipment.

Company overview | **Strategic report** | Governance | Financial statements | 59

Capital structure

At 31 March 2017 cash and financial deposits stood at £5.5 billion and we also had an undrawn committed revolving credit facility (RCF) of £1.9 billion, resulting in £7.4 billion of liquidity. Total debt outstanding at 31 March 2017 was £3.6 billion and we ended the year in a net cash position of £1.9 billion.

Debt maturity and liquidity at 31 March 2017 (£ millions)[1]


7,357
Total liquidity
1,870
Undrawn RCF
5,487
Total cash and financial deposits
Liquidity FY16/17
562
401
401
300
400
801
558
3,581
3,423
CY18
CY19
CY20
CY21
CY22
CY23
CY24
Total debt
Bonds[2]
Other debt: Discounted receivables, finance leases and deferred fees (£158 million)

Liquidity and net cash

Total cash and financial deposits at 31 March 2017 was £5.5 billion (23 per cent of revenue), comprising cash and cash equivalents of £2.9 billion and £2.6 billion of financial deposits. This compares to total cash and financial deposits of £4.7 billion at the end of Fiscal 2015/16. The majority of cash at 31 March 2017 was held in the UK with £683 million held in subsidiaries overseas.

Our £1.9 billion committed revolving credit facility (RCF) remained fully undrawn at 31 March 2017. With total cash of £5.5 billion and the undrawn RCF of £1.9 billion, we had total liquidity of £7.4 billion at 31 March 2017 compared to the £6.5 billion of liquidity at the end of the previous fiscal year.

In addition, drawings under our $350 million committed invoice discounting facility were $223 million (£179 million equivalent) at 31 March 2017, compared to $167 million (£116 million equivalent) at 31 March 2016, and the $200 million uncommitted invoice discounting facility remained undrawn throughout the year.

After total cash of £5.5 billion and total indebtedness of £3.6 billion, we had net cash at 31 March 2017 of £1.9 billion compared to £2.2 billion at the end of Fiscal 2015/16.


4.7
5.5
2.2
1.9
(2.5)
(3.6)
FY15/16
FY16/17
Net Debt
Cash
Debt

Net cash at 31 March (£ billions)

Borrowings and indebtedness

At 31 March 2017, we had £3.6 billion of debt outstanding comprising £3.4 billion of long-term unsecured bonds (less £28 million of deferred fees capitalised on the balance sheet), £179 million equivalent of short-term discounted receivables and £7 million of finance leases. Of the £3.4 billion face value of bonds, £1.8 billion are denominated in US Dollars (of which £963 million have been designated as foreign currency hedges), £1.1 billion are denominated in Pounds Sterling and £558 million are denominated in Euros. We also have a balanced profile of maturing debt, with 38 per cent of our debt maturing after five years, 19 per cent in three to five years and the remaining 43 per cent maturing within three years.

In May 2016, we redeemed the remaining $84 million (£57 million equivalent) of 8.125 per cent US Dollar bonds maturing 2021 by exercising a call option, the majority of which were successfully tendered and redeemed in March 2015. In January 2017, we issued a €650 million seven-year bond with a coupon of 2.20 per cent and a £300 million four-year bond with a coupon of 2.75 per cent. In addition, we successfully undertook a consent solicitation in March 2017 to align the terms of three of our older bonds to the terms of the Euro and Sterling bonds issued in January 2017. Please see note 25 on page 113 for further disclosure on our loans and borrowings.


£3.6bn
0–3yr 43%
3–5yr 19%
5yr+ 38%

Maturity of debt at 31 March 2017

1. FY (Fiscal Year) refers to a 12-month period ending on 31 March. CY (Calendar Year) refers to a 12-month period ending on 31 December.

2. The face value of outstanding bonds is reflected and excludes £20 million of deferred fees capitalised on the balance sheet.

60 Jaguar Land Rover Automotive plc Annual Report 2016/17 Governance Effective leadership

Company overview Strategic report Governance Financial statements 61

62 Jaguar Land Rover Automotive plc Annual Report 2016/17 INTRODUCTION As Jaguar Land Rover continues to grow, TO GOVERNANCE effective governance is needed to be able to deliver our core values. It is the foundation on which we manage and control our business and also provides the platform for sustainable profitability. Leadership Accountability The Jaguar Land Rover Automotive Effective risk management is central to plc Board (‘JLR plc Board’) rigorously achieving our strategic objectives and challenges strategy, performance, is included in the responsibilities of the responsibility and accountability so JLR plc Board and its committees. that every decision we make is of the In this section, you will find information highest quality. about the responsibility and focus In this section, you will find information of the Audit, Remuneration and about the JLR plc Board and Board of Disclosure Committees. Management, the areas of focus for See page 69 the JLR plc Board, and the structure and role of our committees. Investor relations engagement See page 63 Maintaining strong relationships with our shareholder and bond investors is Effectiveness crucial to achieving our aims. We continuously evaluate the balance In this section, you will find information of skills, experience, knowledge and about how we engage with our independence of the directors. shareholder and bond investors. In this section, you will find information See page 71 about the induction and development of our directors, as well as what we believe to be the key considerations of measuring the effectiveness of the JLR plc Board and committees. See page 68

Company overview Strategic report Governance Financial statements 63

LEADERSHIP JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD



NATARAJAN CHANDRASEKARAN
NON-EXECUTIVE DIRECTOR AND CHAIRMAN

Appointed: February 2017*

Jaguar Land Rover roles/ committees:
- Chairman
- Non-executive director
- Remuneration Committee member (appointed 26 April 2017)

Experience
Mr Chandrasekaran is Chairman of the Board of Tata Sons, the holding company and promoter of more than 100 Tata operating companies, including Tata Motors, Tata Power and Tata Consultancy Services (TCS) – of which he was Chief Executive from 2009–17. He joined the Tata Sons Board in October 2016 and was appointed Chairman in January 2017.



PROFESSOR DR RALF D. SPETH
CHIEF EXECUTIVE OFFICER

Appointed: February 2010

Jaguar Land Rover roles/ committees:
- Chief Executive Officer
- Board of Management

Experience
Professor Dr Speth has been Chief Executive Officer and Director at Jaguar Land Rover Automotive plc since February 2010. Prior to this he was Head of Global Operations at international industrial gases and engineering company the Linde Group.

Prof Dr Speth started his career at BMW, leaving after 20 years to join the Ford Motor Company's Premier Automotive Group.



NASSER MUKHTAR MUNJEE
NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed: February 2012

Jaguar Land Rover roles/ committees:
- Non-executive director
- Audit Committee member

Experience
Mr Munjee was appointed to the Board of Tata Motors Limited with effect from 27 June 2008. He is also on the Board of Tata Chemicals and is Chairman of Tata Motor Finance. He is Chairman of DCB Bank and is also on the Board of several international companies operating in India, including ABB and Cummins. He is Chairman of the Aga Khan Foundation (India) and is past president of the Bombay Chamber of Commerce and Industry. He had a long career with HDFC in India and continues on its Board. He established Infrastructure Development Finance Company in India and was its CEO for seven years.



CHANDRASEKARAN RAMAKRISHNAN
NON-EXECUTIVE DIRECTOR

Appointed: June 2013

Jaguar Land Rover roles/ committees:
- Non-executive director

Experience
Mr Ramakrishnan has been the Chief Financial Officer of Tata Motors Limited since 18 September 2007 and serves as its President. On 1 July 2015, he was appointed Chief Financial Officer of the Tata Motors Group. He is responsible for Finance, Accounts, Taxation, Business Planning, Investor Relations, Treasury and IT. He has also served as a Vice President of the Chairman's Office, and is currently on the Board of many Tata Motors Group companies in India and overseas.



ANDREW M. ROBB
NON-EXECUTIVE INDEPENDENT DIRECTOR

Appointed: April 2009

Jaguar Land Rover roles/ committees:
- Non-executive director
- Chairman of the Audit Committee
- Chairman of the Remuneration Committee

Experience
Mr Robb is also an independent director of Tata Steel Limited and Chairman of Tata Steel Europe. He was a director of Pilkington Group plc until 2003, having held the position of Finance Director from 1989 to 2001. Prior to this, from 1983 he was Finance Director of the Peninsular and Oriental Steam Navigation Company. Mr Robb has served on a number of PLC boards as a non-executive director.

* Natarajan Chandrasekaran takes over as Chairman from Cyrus Mistry who resigned in December 2016.

64 Jaguar Land Rover Automotive plc Annual Report 2016/17

LEADERSHIP BOARD OF MANAGEMENT

The Board of Management drives the Group's strategy and goals, and makes decisions concerning operational planning issues.



PROFESSOR DR RALF D. SPETH
CHIEF EXECUTIVE OFFICER



ANDY GOSS
GROUP SALES OPERATIONS DIRECTOR

Responsibilities
Mr Goss is responsible for Jaguar Land Rover's sales, network development, customer service and Chery Jaguar Land Rover Automotive Co. Ltd. operations at a Board level.



KENNETH GREGOR
CHIEF FINANCIAL OFFICER

Responsibilities
Mr Gregor leads the financial management of the business to deliver shareholder value and the Group's growth ambitions. Responsibilities include corporate finance, treasury, financial reporting, accounting, tax, internal control and business support.



IAN HARNETT
EXECUTIVE DIRECTOR, HR AND GLOBAL PURCHASING

Responsibilities
Mr Harnett is responsible for human resources and global purchasing, and is also responsible for all Jaguar Land Rover property matters globally.



HANNO KIRNER
EXECUTIVE DIRECTOR, CORPORATE AND STRATEGY

Responsibilities
Mr Kirner's focus is on the development of corporate and product strategy, global financial services, IT, royal and diplomatic affairs and the Special Operations division.



GERD E. MÄUSER
CHIEF MARKETING OFFICER

Responsibilities
Mr Mäuser leads global marketing activity including brand positioning, current and future product planning, marketing communications comprising customer relationship management, and brand experience strategies.



QING PAN
EXECUTIVE DIRECTOR, JAGUAR LAND ROVER CHINA

Responsibilities
Mr Pan leads the development and expansion of the Jaguar Land Rover business in China, directing Chery Jaguar Land Rover Automotive Co. Ltd. operations and is responsible for the Integrated Marketing, Sales and Service and Corporate functions in the market.



NICK ROGERS
DIRECTOR, GROUP ENGINEERING

Responsibilities
Mr Rogers oversees all aspects of the Group's global engineering operations and ensures the development and delivery of new product technology across Jaguar and Land Rover.



WOLFGANG STADLER
EXECUTIVE DIRECTOR, MANUFACTURING

Responsibilities
Mr Stadler delivers the manufacturing operations side of the business, ensuring optimum efficiency to deliver world-class safety, quality, cost and environmental standards.

Company overview Strategic report Governance Financial statements 65 FIRST LINE The First Line of Leadership comprises the OF LEADERSHIP Board of Management and leaders of the product creation, quality, legal and public relations functions to effectively lead the business to deliver its strategic objectives. KEITH BENJAMIN IAN CALLUM GERRY McGOVERN GRANT FIONA PARGETER DIRECTOR OF McPHERSON GLOBAL LEGAL DESIGN, JAGUAR LAND ROVER DIRECTOR OF GLOBAL PR DIRECTOR CHIEF DESIGN QUALITY AND COMMUNICATIONS OFFICER AUTOMOTIVE DIRECTOR SAFETY Responsibilities Responsibilities Responsibilities Responsibilities Responsibilities Mr Benjamin is Mr Callum is Instrumental in the Mr McPherson is Ms Pargeter responsible for positioning Jaguar as success of the Land responsible for leads product PR, all global legal a modern and relevant Rover brand, Mr leading significant corporate PR, internal matters: secretarial, brand while respecting McGovern improvement in communications, compliance and heritage and values is leading his team quality in all aspects CSR and government ethics, corporate through his visionary in the creation of a of our vehicles. affairs, promoting audit, security and leadership in design. new generation of He builds, leads, the Group as a investigations. Land Rovers. inspires and responsible, innovative empowers his and sustainable global team to deliver the company. best solutions.

66 Jaguar Land Rover Automotive plc Annual Report 2016/17 LEADERSHIP THE ROLE OF THE JAGUAR LAND ROVER AUTOMOTIVE PLC BOARD AND THE BOARD OF MANAGEMENT Governance structure and ?ow of information Audit Committee The Jaguar Land Rover Automotive plc Board Remuneration Reviews the integrity of The JLR plc Board provides supervision and guidance to our Committee the ?nancial statements, management, particularly with respect to corporate governance, Determines the overall relationship with the business strategies and growth plans. It also considers the remuneration policy external auditors and identification of risks and their mitigation strategies, entry into and strategy. effectiveness of internal new businesses, product launches, demand fulfilment and capital For more information ?nancial controls. expenditure requirements, as well as the review of our business see page 70 For more information plans and targets. see page 69 For more information see page 63 Board of Management The leadership structure was changed during the fiscal year. The Examples of actions taken by the Board of Management are: Executive Committee was replaced by the Board of Management, • Reviewing and making decisions concerning operational planning which comprises a smaller membership of mainly former Executive associated with the latest five-year business plan of the Group; Committee members. The remaining members of the Executive • Evaluating the performance of the Group against budget and Committee now form the Senior Directors’ Forum, which is used to forecast; and cascade policy, strategy and detailed information from the Board • Reviewing and approving potential investments. of Management to the rest of the Group. The work of the Board of Management complements, enhances and supports the work of the The Board of Management is also responsible for overseeing the JLR plc Board, with the Board of Management operating under the implementation of appropriate risk assessment processes and direction and authority of the Chief Executive Officer. The JLR plc controls to identify, manage and mitigate the principal risks to the Board delegates to the Board of Management the execution of the Group. This includes the review, approval and communication of the Group’s strategy and the day-to-day management and operation of risk management policy and framework. the Group’s business. For more information see pages 64–66 Disclosure Committee Other examples of management committees Supports the JLR plc Board and Audit Committee in reviewing and • Product Committee approving the final form of quarterly and annual announcements • Health & Safety Committee and statements relating to the performance of the Group. • Security Committee For more information see page 70 • Unusual Events Committee • Financial Risk and Assurance Committee • Financial Risk Committee

Company overview Strategic report Governance Financial statements 67

The key matters considered by the JLR plc Board during Fiscal 2016/17 included:

Topic/activity	Actions	Progress
Strategy		
Review of the business and operating model	Analysed the automotive industry trends and retail outlook and assessed the potential impact on the Group Reviewed the Group's performance against its competitors	Monitored project development for the new manufacturing facility in Slovakia and contract manufacturing with Magna Steyr in Austria
Discussion of the Group's capital structure and financial strategy	Supported continued investment to promote sustainable business growth over the long term Utilised cash to implement ongoing programmes to support business growth Considered and approved the Group's debt funding arrangements	Strong cash generation Issuance of €650 million seven-year 2.20 per cent and £300 million four-year 2.75 per cent bonds and alignment of previous bonds' terms with these new bonds Redemption of $84 million outstanding 8.125 per cent US Dollar bond in May 2016
Monitoring of opportunities for acquisitions and new revenue streams	Reviewed a number of opportunities in the fiscal year Reviewed and approved, where appropriate, the business cases for internally developed future business	Announcement of investment in CloudCar Inc. Announcement of InMotion start-ups
Risk management and internal control		
Review the Group's principal risks and the effectiveness of the systems of internal control and risk management	Clearly articulated the Group's approach to risk Reviewed and updated approach to identify and manage principle risks Debated significant and emerging risks, including political uncertainty following the UK's vote to leave the EU and cyber security	Agreed Group-level risks and a robust set of mitigating activities, which are regularly monitored Further developed the Group's approach to risk Considered movements in key risks resulting from changes to likelihood or business impact
Leadership and people		
Review composition of the JLR plc Board and committees	Discussed the composition of the JLR plc Board and its committees, including succession planning Reorganised the leadership structure so that the Executive Committee was replaced by the Board of Management	The Board of Management and Senior Directors' Forum have been implemented and replace the Executive Committee
Review the development of people and talent in the Group, including succession planning for senior roles	Ongoing commitment to maintaining a balance of appropriate skills and experience among the Board of Management and associated committees	Appointment of new members of the senior leadership team in the fiscal year
Discuss the results of the employee engagement survey and devise strategic actions arising from it	Conducted a thorough review of Pulse surveys to identify areas for improvement Encouraged interaction between employees across the Group	Proposed new approaches to pay and pensions, and initiated a period of consultation with employees Increased engagement with employees across all areas of the business
Governance, stakeholders and shareholders		
Review the Group's purpose, goal, vision and values	Considered sustainability, including the Group's impact on the community and the environment Monitored and addressed regular health and safety updates	Reviewed developments in corporate governance and received key legal and regulatory updates
Encourage strong engagement with investors and stakeholders	Actively supported engagement opportunities Regularly reviewed and acted upon feedback from key stakeholders	Ongoing discussions at all levels of the business with shareholders Engagement with other stakeholders based on feedback
Financial performance		
Assessment of the Group's financial performance	Evaluated the Group's performance against budget and forecast Reviewed the quarterly and annual results and associated presentations to investors	Reviewed and approved the latest five-year business plan for the Group Approved the Annual Report

68 Jaguar Land Rover Automotive plc Annual Report 2016/17 The JLR plc Board will continue to consider the core areas described previously, including in particular: The JLR plc Board will continue to • Continued development of our • Leading innovation in powertrain consider the core areas as above, but product pipeline; technology, driver assistance, in particular will focus on: connectivity and mobility solutions; • The efficiency and quality of the new Slovakia plant and the • Developing our people and the contract manufacturing through our workforce of tomorrow; and agreement with • Ongoing review and monitoring of Magna Steyr; external risk factors, considering • Expanding the product development their impact on growth, particularly facilities and the ongoing investment in international markets. in UK manufacturing facilities; How we divide up our responsibilities Chairman of the JLR plc Board Chief Executive Officer Non-executive directors Responsible for leading the JLR Responsible for the day-to- Constructively challenge the Chief plc Board, its effectiveness and day leadership, management Executive Officer and the JLR plc governance. Also sets the agenda and control of the Group, for Board and monitors the delivery of to take full account of the issues recommending the Group the Group strategy within the risk and concerns of the directors and strategy to the JLR plc Board, and and controls environment set by ensures effective links between implementing the Group strategy the JLR plc Board. external stakeholders, the Board and decisions of the JLR plc Board. and management. EFFECTIVENESS Induction, development and support Evaluation All new directors receive a full, formal and tailored induction The JLR plc Board continuously assesses its effectiveness in upon joining the JLR plc Board. We also plan the JLR plc Board the following areas: calendar so that directors are able to visit the increasing • The flow and quality of information to the JLR plc Board; number of Jaguar Land Rover geographic locations and are briefed on a wide range of topics throughout the year. • The decision-making process and culture; and These topics range from those with particular relevance • The outcome of the decisions made by the JLR plc Board. for our business, such as global automotive demand, to The JLR plc Board and Audit Committee also provided direct more general matters such as developments in corporate feedback to management committees during the year. governance. We recognise that our directors have a range of experience, and so we encourage them to attend external seminars and brie?ngs that will assist them individually.

Company overview Strategic report **Governance** Financial statements 69

ACCOUNTABILITY
OUR COMMITTEES

Audit Committee



Composition of the Audit Committee:

ANDREW ROBB CHAIRMAN
NASSER MUNJEE

"The Audit Committee continues to focus on ensuring the Group's controls environment is robust given the growth of the business, as well as supporting the process for the change in external auditors."

Andrew M. Robb
Chairman of the Audit Committee

Role of the Audit Committee

- Monitors the integrity of the financial statements, including the review of significant financial reporting issues and judgements alongside the findings of the external auditor
- Oversees the relationship with the external auditor, external audit process, nature and scope of the external audit and the appointment, effectiveness, independence and fees of the external auditor
- Monitors and reviews the effectiveness of Corporate Audit, ensuring coordination with the activities of the external auditor
- Reviews the effectiveness of the Group's systems for internal financial control, financial reporting and risk management

Main activities of the Audit Committee during the year

Financial reporting

During the year, we as the Audit Committee, met with the external auditor and management as part of the Fiscal 2016/17 annual and quarterly reporting approval process. We reviewed the draft financial statements and considered a number of supporting papers. This included reviewing information presented by management on significant accounting judgements to ensure all issues raised have been properly dealt with, reviewing presentation and disclosure to ensure adequacy, clarity and completeness, reviewing the documentation prepared to support the going concern statement given on page 82 and reviewing external audit reports. The key matters considered in the year were: the ongoing recognition and disclosure of the Tianjin incident; the issuance of debt; reviewing derivative hedging policy; significant recalls for specific airbags (from Takata); pension changes; and contractual and regulatory provision requirements.

Internal controls

We reviewed the effectiveness of financial reporting, internal control over financial reporting and risk management procedures within the Group (which extends to all trade investments and joint venture companies), with particular regard given to compliance with the provisions of section 404 of the Sarbanes-Oxley Act and other relevant regulations. The reviews also considered any potential material weaknesses or significant deficiencies in the design or operation of the Group's internal control over financial reporting, which are reasonably likely to adversely affect the Group's ability to record, process and report financial data. We receive reports from the external auditor and Corporate Audit with respect to these matters.

External audit

We reviewed the significant audit issues with the external auditor and how they have been addressed in the financial statements.

We also evaluated the external auditor by reviewing the firm's independence, its internal quality control procedures, and any material issues raised by the most recent quality control or peer review of the audit firms. This included the findings of any enquiry or investigation carried out by government or professional bodies with respect to one or more independent audits performed the external auditor within the last five years.

Deloitte LLP have been the Group's auditor since 2008, when the Group was acquired by Tata Motors Limited. Section 139(2) of the Indian Companies Act, 2013 mandates all listed companies rotate their auditors once the auditor has served as an auditor for a period of 10 or more consecutive years. Therefore, Tata Motors Limited, with the support of the Group, has commenced an audit tender process. Tata Motors Limited and the Group met with a number of firms when making the decision as to which firms should be invited to tender and consider the firms' ability and appetite for the audit, ability to be independent by the end of the fiscal year and the non-audit services policy. The process will be concluded prior to the Tata Motors Limited AGM in August 2017 when a final recommendation will be made.

Corporate Audit

During the year, we regularly reviewed the adequacy of the Corporate Audit function, the Corporate Audit charter, staffing and seniority of the official heading the function, reporting structure, budget, coverage and the frequency of corporate audits, the structure of Corporate Audit and approval of the audit plan.

We also met with Corporate Audit and the external auditor on a one-to-one basis twice during the year. This forms an important part of our consideration and control, ensuring that they have an open and direct forum with the Audit Committee.

70 Jaguar Land Rover Automotive plc Annual Report 2016/17

Disclosure Committee

Composition of the Disclosure Committee:

CHIEF FINANCIAL OFFICER and his direct reports

Matters considered during the year

- Reviewed and updated the terms of reference of the Committee
- Reviewed the audit and control findings from the external auditor
- Reviewed areas of key management judgement and significant transactions, including their presentation and disclosure in both the quarterly and annual financial statements
- Reviewed new disclosures in both the quarterly and annual financial statements for appropriateness
- Considered the impact of new accounting standards on the Group

Remuneration Committee

Composition of the Remuneration Committee:

ANDREW ROBB CHAIRMAN
NATARAJAN CHANDRASEKARAN (appointed 26 April 2017)
CYRUS MISTRY (resigned December 2016)

In addition to the Committee members, the Chief Executive Officer is invited to attend meetings, except where there is a conflict of interest. The Remuneration Committee is supported by the Executive Director, Human Resources & Global Purchasing and the HR Director, Performance Reward & Engagement.

HIGHLIGHTS

- **Approval of the annual bonus payout for Fiscal 2016/17 performance at 80 per cent of target**
- **Confirmed July 2014 LTIP payment at 104 per cent of award level**
- **Approval of the Fiscal 2017/18 salary increase budget of 4.0 per cent (2.5 per cent merit, 1.5 per cent development)**
- **Approval of July 2016 first award under the new LTIP with business-specific performance measures**
- **Confirmed no material changes in Fiscal 2017/18 annual bonus or LTIP performance measures**

Role of the Remuneration Committee

- Set and monitor the strategy and policy for the remuneration of the Board of Management and other senior executives ('the executives')
- Determine the design and eligibility for annual and long-term incentive plans (LTIPs) for executives and approve payments under the plans
- Determine performance measures and targets for any performance-related incentive plans
- Oversee any major changes in remuneration

Remuneration policy

The remuneration policy is designed to attract, retain and motivate executives of the highest quality, encouraging them to deliver exceptional business performance aligned to Jaguar Land Rover's strategy and the objective of delivering long-term sustainable growth in value.

Executive remuneration consists of:

- Fixed elements:
  - **Salary.** Designed to recruit and retain individuals with the necessary knowledge, skills and experience to deliver the Group's strategic objectives. Salary is reviewed annually and benchmarked against comparable roles in appropriate comparator groups (such as other UK engineering companies and European automotive companies).
  - **Retirement benefits.** The Group has a number of defined benefit pension schemes that are closed to new employees. Executives who are members of these schemes will continue to accrue benefits, but most executives now either have defined contribution provisions or elect to receive a cash allowance in lieu of retirement benefits. The cash allowance is at the same level as the equivalent defined contribution provision.
  - **Other benefits.** Executives are eligible to participate in the Group's management car programme, medical arrangements, and life insurance and disability plans.
- Performance related elements:
  - **Annual bonus.** The Global Bonus Plan is designed to reward achievement of short-term financial and strategic measures to support the Group's strategy. Performance is measured against quantifiable one-year financial and operational targets.
  - **Long-term incentive.** The new LTIP introduced in 2016 is designed to reward and encourage alignment with the Group's long-term sustainable growth strategy. Performance is measured over a three-year period against a balanced scorecard of quantifiable financial and operational targets aligned to long-term growth. The previous LTIP was a phantom share plan with a three-year vesting period based on the Group's financial performance and linked to the share price of Tata Motors Limited.

Company overview Strategic report **Governance** Financial statements 71

There is clear linkage between Jaguar Land Rover business strategy and the performance-related elements of remuneration.


Bonus performance measures
30%
20%
15%
25%
10%
PBT
Cash flow
Costs
Quality
Volume


LTIP performance
40%
30%
10%
10%
10%
EBIT growth
Volume growth
Environmental innovation
Quality
Customer satisfaction

The overall objective is to deliver executive pay in line with a market median range for target performance, with enhanced reward opportunity to reflect exceptional business performance. Overall remuneration is balanced, with the majority linked to business performance and a heavier weighting on long-term performance compared to short term.


Target executive remuneration
35%
12%
18%
35%
Base salary
Benefits
Annual bonus
LTIP


Maximum executive remuneration
23%
8%
27%
43%
Base salary
Benefits
Annual bonus
LTIP

INVESTOR RELATIONS ENGAGEMENT

Sole shareholder

Jaguar Land Rover Automotive plc (and its subsidiaries) is a wholly owned subsidiary of Tata Motors Limited (held through TML Holdings Pte. Ltd. (Singapore)) and the majority of the JLR plc Board also reside as directors on the board of Tata Motors Limited. Although we operate on a standalone, arm's length basis, we maintain an open and collaborative strategic relationship with Tata Motors Limited and cooperate in numerous areas including engineering, research and development, and sourcing and procurement.

Bond investors

As at 31 March 2017, we had approximately £3.4 billion of listed bonds outstanding. We maintain regular dialogue with our bond investors through quarterly publication of operational and financial results on the Group's website (http://www.jaguarlandrover.com) supported by live broadcasts via teleconference calls. The investor relations team also attends various bond conferences, held throughout the year, where investors have the opportunity to meet with Jaguar Land Rover representatives in person to discuss recent results and other matters.

Credit rating agencies

As at 31 March 2017, Jaguar Land Rover Automotive plc had a credit rating of BB+ (Stable Outlook) from S&P (upgraded from BB Stable Outlook in August 2016) and Ba1 (Positive Outlook) from Moody's (upgraded from Ba2 Positive Outlook in September 2016). We maintain regular and open dialogue with both agencies, including an in-depth annual review of our LTIP, so that an independent assessment of our credit profile can be represented in the market for the benefit of current and prospective investors as well as supporting any future debt issuance.

72 Jaguar Land Rover Automotive plc Annual Report 2016/17

DIRECTORS' REPORT

The directors present their report and the audited consolidated financial statements of the Group for the year ended 31 March 2017. Jaguar Land Rover Automotive plc is a public limited company incorporated under the laws of England and Wales. The business address of the directors and senior management of the Group is Abbey Road, Whitley, Coventry, CV3 4LF, England, United Kingdom.

Future developments
Future developments impacting the Group are disclosed in the Strategic report on pages 10 to 59.

Dividends
The directors proposed a dividend of £150 million (£0.10 per ordinary share) in May 2017. £60 million of the dividend was paid in June 2017 (for each of the years ended 31 March 2016 and 2015, £150 million was paid in June 2016 and June 2015 respectively).

Directors
Biographies of the directors currently serving on the JLR plc Board are set out on pages 64 to 65.

Directors' indemnities
The Group has made qualifying third-party indemnity provisions for the benefit of its directors during the year; these remain in force at the date of this report.

Material interests in shares
Jaguar Land Rover Automotive plc is a wholly owned subsidiary of Tata Motors Limited, held through TML Holdings Pte. Ltd. (Singapore).

Share capital
Share capital remains unchanged. See note 29 to the consolidated financial statements for further details.

Corporate Governance Statement
The Corporate Governance Statement is set out on pages 62 to 73 and is incorporated by reference into this report.

Branches
The Group has 11 branches that exist and operate outside of the UK, based in Singapore, China and the United Arab Emirates.

Research and development
The Group is committed to an ongoing programme of expenditure on research and development activities as disclosed in note 11 to the consolidated financial statements on page 98.

Financial instruments
The disclosures required in relation to the use of financial instruments by the Group and Company, together with details of the Group's and Company's treasury policy and management, are set out in note 35 to the consolidated financial statements on pages 124 to 131 and in note 53 on pages 144 to 148 of the parent company financial statements.

Employee information
The average number of employees within the Group is disclosed in note 7 to the consolidated financial statements on page 96.

Apart from determining that an individual has the ability to carry out a particular role, the Group does not discriminate in any way. It endeavours to retain employees if they become disabled, making reasonable adjustments to their role and, if necessary, looking for redeployment opportunities within the Group. The Group also ensures that training, career development and promotion opportunities are available to all employees irrespective of gender, race, age or disability.

Employee involvement
Details of how the Group involves its employees are contained in the Strategic report on pages 10 to 59, which are incorporated by reference into this report.

Political involvement and contributions
The Group respects an employee's right to use their own time and resources to participate as individual citizens in political and governmental activities of their choice. The Group itself operates under legal limitations on its ability to engage in political activities and, even where there are no legal restrictions, the Group does not typically make contributions to political candidates or political parties, or permit campaigning on its property by political candidates (including those who work for the Group) or persons working on their behalf. There have not been any political donations in any of the periods covered by these financial statements.

Going concern
The Group's business activities, together with the factors likely to affect its future development, performance and position, are set out in the Strategic report. The financial position of the Group is described on pages 56 to 59. In addition, note 35 to the consolidated financial statements includes the Group's objectives, policies and processes for managing its exposures to interest rate risk, foreign currency risk, credit risk and liquidity risk.

Details of the Group's financial instruments and hedging activities are also provided in note 35 to the consolidated financial statements.

The JLR plc Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements set out on pages 78 to 148 have been prepared on the going concern basis.

Events after the balance sheet date
Full details of significant events since the balance sheet date are disclosed in note 42 to the Group's consolidated financial statements.

Company overview Strategic report Governance Financial statements 73

Code of Conduct
Directors and employees are required to comply with the Jaguar Land Rover Code of Conduct, which is intended to help them put the Group's ethical principles into practice. The Code of Conduct clarifies the basic principles and standards they are required to follow and the behaviour expected of them. The Code of Conduct can be found at www.jaguarlandrover.com.

Employees, contract staff, third parties with whom the Group has a business relationship (such as dealers, suppliers and agents), and any member of the public may raise ethical and compliance concerns to the Group's global helpline or via group.compliance@jaguarlandrover.com.

Slavery and human trafficking statement
Pursuant to section 54 of the Modern Slavery Act 2015, the Group has published a slavery and human trafficking statement for the year ended 31 March 2017. The statement sets out the steps that the Group has taken to address the risk of slavery and human trafficking occurring within its own operations and its supply chains. This statement can be found on the corporate website at www.jaguarlandrover.com.

Statement of directors' responsibilities in respect of the directors' report and the financial statements
The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and of the profit or loss of the Group for that period.

In preparing these financial statements, International Accounting Standard 1 requires that directors:

- Properly select and apply accounting policies;
- Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- Provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance; and
- Make an assessment of the Group's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group's transactions and disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors confirm that, to the best of their knowledge, the financial statements, prepared in accordance with IFRS as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole.

Statement of disclosure of information to auditors
In the case of each of the persons who are directors at the time when the report is approved under section 418 of the Companies Act, 2006, the following applies: so far as the directors are aware, there is no relevant audit information of which the Group's auditor is unaware; and the directors have taken necessary actions in order to make themselves aware of any relevant audit information and to establish that the Group's auditor is aware of that information.

Auditor
At the completion of its audit tenure, Deloitte LLP will stand down as auditor. A formal selection process has commenced to identify a successor auditor and a resolution to appoint will be proposed at the 2017 Tata Motors Limited Annual General Meeting.

Acknowledgement
The directors wish to convey their appreciation to all employees for their continued commitment, effort and contribution in supporting the delivery of the Group's record performance. The directors would also like to extend their thanks to all other key stakeholders for the continued support of the Group and their confidence in its management.

The Annual Report on pages 10 to 148 was approved by the JLR plc Board and authorised for issue on 24 July 2017 and signed on its behalf by:



Professor Dr Ralf D. Speth
Chief Executive Officer
Jaguar Land Rover
Automotive plc

74 Jaguar Land Rover Automotive plc Annual Report 2016/17 Financial statements Investing in innovation

Company overview Strategic report Governance Financial statements 75

76 Jaguar Land Rover Automotive plc Annual Report 2016/17 INDEPENDENT We have audited the financial This report is made solely to the statements of Jaguar Land Rover company’s members, as a body, in AUDITOR’S Automotive Plc for the year ended accordance with Chapter 3 of Part 16 REPORT TO 31 March 2017 which comprise the of the Companies Act 2006. Our audit Consolidated Income Statement, work has been undertaken so that we THE MEMBERS the Consolidated Statement might state to the company’s members OF JAGUAR of Comprehensive Income, the those matters we are required to state Consolidated and Parent Company to them in an auditor’s report and for LAND ROVER Balance Sheets, the Consolidated no other purpose. To the fullest extent and Parent Company Statements of permitted by law, we do not accept or AUTOMOTIVE PLC Changes in Equity, the Consolidated and assume responsibility to anyone other Parent Company Cash Flow Statements than the company and the company’s and the related notes 1 to 56. The members as a body, for our audit work, financial reporting framework that for this report, or for the opinions we has been applied in their preparation have formed. is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the Parent Company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

Company overview Strategic report Governance Financial statements 77 Respective responsibilities of Opinion on ?nancial Matters on which we directors and auditor statements are required to report As explained more fully in the In our opinion: by exception Directors’ Responsibilities Statement, We have nothing to report in respect • the financial statements give a true the directors are responsible for the of the following matters where the and fair view of the state of the preparation of the financial statements Companies Act 2006 requires us to Group’s and of the parent company’s and for being satisfied that they give report to you if, in our opinion: affairs as at 31 March 2017 and a true and fair view. Our responsibility of the Group’s profit for the year • adequate accounting records have is to audit and express an opinion on then ended; not been kept by the parent company, the financial statements in accordance with applicable law and International • the Group financial statements have or returns adequate for our audit have Standards on Auditing (UK and Ireland). been properly prepared in accordance not been received from branches not Those standards require us to comply with IFRSs as adopted by the visited by us; or with the Auditing Practices Board’s European Union; • the parent company financial Ethical Standards for Auditors. statements are not in agreement with • the parent company financial statements have been properly the accounting records and returns; or Scope of the audit of the prepared in accordance with IFRSs ?nancial statements as adopted by the European Union • certain disclosures of directors’ and as applied in accordance with remuneration specified by law are not An audit involves obtaining evidence made; or about the amounts and disclosures the provisions of the Companies in the financial statements sufficient Act 2006; and • we have not received all the to give reasonable assurance that the • the financial statements have been information and explanations we financial statements are free from prepared in accordance with the require for our audit. material misstatement, whether requirements of the Companies caused by fraud or error. This includes Act 2006. an assessment of: whether the accounting policies are appropriate to Opinion on other matters the Group’s and the parent company’s circumstances and have been prescribed by the Companies consistently applied and adequately Act 2006 (Senior statutory auditor) disclosed; the reasonableness of In our opinion, based on the work For and on behalf of significant accounting estimates undertaken in the course of the audit: Deloitte LLP made by the directors; and the Statutory Auditor overall presentation of the financial • the information given in the Strategic Birmingham, UK statements. In addition, we read Report and the Governance Report 24 July 2017 all the financial and non-financial for the financial year for which the information in the annual report to financial statements are prepared identify material inconsistencies with is consistent with the financial the audited financial statements and statements; and to identify any information that is • the Strategic Report and the apparently materially incorrect based Governance Report have been on, or materially inconsistent with, prepared in accordance with the knowledge acquired by us in the applicable legal requirements. course of performing the audit. If we become aware of any apparent material In the light of the knowledge and misstatements or inconsistencies we understanding of the Company and its consider the implications for our report. environment obtained in the course of the audit, we have not identified any material misstatements in the Strategic Report and the Governance Report.

78 Jaguar Land Rover Automotive plc Annual Report 2016/17

Consolidated financial statements

CONSOLIDATED INCOME STATEMENT

For the year ended 31 March

	Note	2017 £m	2016* Restated £m	2015* Restated £m
Revenue	**5**	**24,339**	**22,286**	**22,106**
Material and other cost of sales excluding exceptional item		(15,071)	(13,405)	(13,347)
Exceptional item	4	151	(157)	–
Material and other cost of sales	6	(14,920)	(13,562)	(13,347)
Employee cost	7	(2,490)	(2,321)	(1,977)
Other expenses	10	(5,376)	(4,674)	(4,109)
Development costs capitalised	11	1,426	1,242	1,158
Other income		379	128	143
Depreciation and amortisation		(1,656)	(1,418)	(1,051)
Foreign exchange loss		(216)	(136)	(216)
Finance income	12	33	38	48
Finance expense (net)	12	(68)	(90)	(135)
Share of profit/(loss) of equity accounted investments	15	159	64	(6)
Profit before tax	**13**	**1,610**	**1,557**	**2,614**
Income tax excluding tax on exceptional item		(292)	(293)	(576)
Tax on exceptional item		(46)	48	–
Income tax expense	14	(338)	(245)	(576)
Profit for the year		**1,272**	**1,312**	**2,038**

* Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 2.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 March

	Note	2017 £m	2016 £m	2015 £m
Profit for the year		**1,272**	**1,312**	**2,038**
Items that will not be reclassified subsequently to profit or loss:				
Remeasurement of defined benefit obligation	32	(895)	489	(355)
Income tax related to items that will not be reclassified	14, 20	143	(113)	71
		(752)	**376**	**(284)**
Items that may be reclassified subsequently to profit or loss:				
(Loss)/gain on cash flow hedges (net)	35	(1,766)	55	(1,812)
Currency translation differences		34	(1)	21
Income tax related to items that may be reclassified	14, 20	329	(18)	363
		(1,403)	**36**	**(1,428)**
Other comprehensive (expense)/income net of tax		**(2,155)**	**412**	**(1,712)**
Total comprehensive (expense)/income attributable to shareholders		**(883)**	**1,724**	**326**

Company overview Strategic report Governance **Financial statements** 79

CONSOLIDATED BALANCE SHEET

As at 31 March

	Note	2017 £m	2016 £m	2015 £m
Non-current assets				
Investments	15	475	339	280
Other financial assets	16	270	185	49
Property, plant and equipment	17	5,885	5,175	4,474
Intangible assets	18	6,167	5,497	4,952
Other non-current assets	19	80	45	26
Deferred tax assets	20	511	354	372
Total non-current assets		**13,388**	**11,595**	**10,153**
Current assets				
Cash and cash equivalents	21	2,878	3,399	3,208
Short-term deposits		2,609	1,252	1,055
Trade receivables		1,273	1,078	1,112
Other financial assets	16	218	137	214
Inventories	23	3,464	2,685	2,416
Other current assets	19	517	411	396
Current tax assets		3	10	9
Total current assets		**10,962**	**8,972**	**8,410**
Total assets		**24,350**	**20,567**	**18,563**
Current liabilities				
Accounts payable	24	6,508	5,758	5,450
Short-term borrowings	25	179	116	156
Other financial liabilities	26	2,139	962	923
Provisions	27	644	555	485
Other current liabilities	28	490	427	374
Current tax liabilities		144	57	69
Total current liabilities		**10,104**	**7,875**	**7,457**
Non-current liabilities				
Long-term borrowings	25	3,395	2,373	2,381
Other financial liabilities	26	1,399	817	842
Provisions	27	988	733	639
Retirement benefit obligation	32	1,461	567	887
Other non-current liabilities	28	362	204	118
Deferred tax liabilities	20	60	384	199
Total non-current liabilities		**7,665**	**5,078**	**5,066**
Total liabilities		**17,769**	**12,953**	**12,523**
Equity attributable to shareholders				
Ordinary shares	29	1,501	1,501	1,501
Capital redemption reserve	29	167	167	167
Reserves	30	4,913	5,946	4,372
Equity attributable to shareholders		**6,581**	**7,614**	**6,040**
Total liabilities and equity		**24,350**	**20,567**	**18,563**

These consolidated financial statements were approved by the JLR plc Board and authorised for issue on 24 July 2017.
They were signed on its behalf by:

Ralf Speth

Professor Dr Ralf D. Speth
Chief Executive Officer
Company registered number: 06477691

80 Jaguar Land Rover Automotive plc Annual Report 2016/17 Consolidated financial statements CONSOLIDATED STATEMENT OF CHANGES IN EQUITY Ordinary share redemption Capital Other Total capital reserve reserves equity £m £m £m £m Balance at 1 April 2016 1,501 167 5,946 7,614 Profit for the year – – 1,272 1,272 Other comprehensive expense for the year – – (2,155) (2,155) Total comprehensive expense – – (883) (883) Dividend – – (150) (150) Balance at 31 March 2017 1,501 167 4,913 6,581 Balance at 1 April 2015 1,501 167 4,372 6,040 Profit for the year – – 1,312 1,312 Other comprehensive income for the year – – 412 412 Total comprehensive income – – 1,724 1,724 Dividend – – (150) (150) Balance at 31 March 2016 1,501 167 5,946 7,614 Balance at 1 April 2014 1,501 167 4,196 5,864 Profit for the year – – 2,038 2,038 Other comprehensive expense for the year – – (1,712) (1,712) Total comprehensive income – – 326 326 Dividend – – (150) (150) Balance at 31 March 2015 1,501 167 4,372 6,040

Company overview Strategic report Governance **Financial statements** 81

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 March

	Note	2017 £m	2016* Restated £m	2015* Restated £m
Cash flows generated from operating activities				
Cash generated from operations	39	3,291	3,722	3,964
Dividends received	15	68	–	–
Income tax paid		(199)	(166)	(389)
Net cash generated from operating activities		**3,160**	**3,556**	**3,575**
Cash flows (used in)/generated from investing activities				
Investment in equity accounted investments	15	(17)	–	(124)
Purchases of other investments		(1)	–	–
Investment in other restricted deposits		(32)	(30)	(12)
Redemption of other restricted deposits		51	27	19
Movements in other restricted deposits		19	(3)	7
Investment in short-term deposits		(5,097)	(4,147)	(2,807)
Redemption of short-term deposits		3,797	3,961	3,002
Movements in short-term deposits		(1,300)	(186)	195
Purchases of property, plant and equipment	39	(1,584)	(1,422)	(1,564)
Proceeds from sale of property, plant and equipment		1	–	3
Cash paid for intangible assets	39	(1,473)	(1,384)	(1,206)
Finance income received		33	40	48
Acquisition of subsidiary	37	–	(11)	–
Net cash used in investing activities		**(4,317)**	**(2,966)**	**(2,641)**
Cash flows generated from/(used in) financing activities				
Finance expenses and fees paid		(150)	(142)	(230)
Proceeds from issuance of short-term borrowings		488	551	592
Repayment of short-term borrowings		(443)	(599)	(623)
Proceeds from issuance of long-term borrowings		857	–	1,032
Repayment of long-term borrowings		(57)	(58)	(653)
Payments of lease obligations		(4)	(5)	(6)
Dividends paid	31	(150)	(150)	(150)
Net cash generated from/(used in) financing activities		**541**	**(403)**	**(38)**
Net (decrease)/increase in cash and cash equivalents		**(616)**	**187**	**896**
Cash and cash equivalents at beginning of year	21	3,399	3,208	2,260
Effect of foreign exchange on cash and cash equivalents		95	4	52
Cash and cash equivalents at end of year	**21**	**2,878**	**3,399**	**3,208**

* Comparatives have been restated for the amendment in the current year to disclose separately 'Effect of foreign exchange on cash and cash equivalents' as a separate line item after 'Cash and cash equivalents at beginning of year'. The line items of 'cash flows from operating activities before changes in assets and liabilities' in note 39 and 'cash generated from operations', 'Net cash generated from operating activities', and 'Net increase in cash and cash equivalents' in the consolidated cash flow statement were previously reported as £3,179 million, £3,726 million, £3,560 million and £191 million for the year ended 31 March 2016, and £4,093 million, £4,016 million, £3,627 million and £948 million for the year ended 31 March 2015. An adjustment of £4 million and £52 million was recorded to those line items for the years ended 31 March 2016 and 2015 respectively, to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of 'Cash flows from operating activities before changes in assets and liabilities', 'Cash generated from operations', 'Net cash generated from operating activities', and 'Net increase in cash and cash equivalents' were therefore restated as £3,175 million, £3,722 million, £3,556 million and £187 million for the year ended 31 March 2016, and £4,041 million, £3,964 million, £3,575 million and £896 million for the year ended 31 March 2015. There is no impact on cash and cash equivalents as previously reported for the years ended 31 March 2016 or 31 March 2015.

82 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1 BACKGROUND AND OPERATIONS Jaguar Land Rover Automotive plc (‘the Company’) and its subsidiaries are collectively referred to as ‘the Group’ or ‘JLR’. The Company is a public limited company incorporated and domiciled in the United Kingdom. The address of its registered office is Abbey Road, Whitley, Coventry, CV3 4LF, England, United Kingdom. The Company is a subsidiary of Tata Motors Limited, India and acts as an intermediate holding company for the Jaguar Land Rover business. The principal activity during the year was the design, development, manufacture and marketing of high-performance luxury saloons, specialist sports cars and four-wheel-drive off-road vehicles. These consolidated financial statements have been prepared in Pound Sterling (GBP) and rounded to the nearest million GBP (£ million) unless otherwise stated. Results for the year ended and as at 31 March 2015 have been disclosed solely for the information of the users. 2 ACCOUNTING POLICIES STATEMENT OF COMPLIANCE These consolidated and parent company financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretation Committee (IFRS IC) interpretations as adopted by the European Union (EU) and the requirements of the United Kingdom Companies Act 2006 applicable to companies reporting under IFRS. The Company has taken advantage of section 408 of the Companies Act 2006 and, therefore, the separate financial statements of the Company do not include the income statement or the statement of comprehensive income of the Company on a stand-alone basis. BASIS OF PREPARATION The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for the assets. The principal accounting policies adopted are set out below. CHANGE IN PRESENTATION OF FOREIGN EXCHANGE GAINS AND LOSSES During Fiscal 2016/17, the Group reviewed the presentation of foreign exchange in the consolidated income statement following the continued increase in hedging activity, volatility in foreign exchange rates, and in anticipation of transition to IFRS 9. As a result, it is considered more appropriate to present realised foreign exchange relating to derivatives hedging revenue exposures as an adjustment to ‘Revenue’ and realised foreign exchange relating to derivatives hedging cost exposures to ‘Material and other cost of sales’. The prior year comparatives have been represented on this basis. Realised foreign exchange gains of £78 million and £240 million have been adjusted to ‘Revenue’ for the year ended March 2016 and 2015 respectively. Realised foreign exchange losses of £259 million and £162 million have been adjusted to ‘Material and other cost of sales’ for the year ended March 2016 and 2015 respectively. There is no impact upon the reported profit after taxation or reported equity in either of the financial years. GOING CONCERN The directors have considered the financial position of the Group at 31 March 2017 (net assets of £6,581 million (2016: £7,614 million, 2015: £6,040 million)) and the projected cash flows and financial performance of the Group for at least 12 months from the date of approval of these financial statements as well as planned cost and cash improvement actions, and believe that the plan for sustained profitability remains on course. The directors have taken actions to ensure that appropriate long-term cash resources are in place at the date of signing the accounts to fund Group operations. The directors have reviewed the financial covenants linked to the borrowings in place and believe these will not be breached at any point and that all debt repayments will be met. Therefore, the directors consider, after making appropriate enquiries and taking into consideration the risks and uncertainties facing the Group, that the Group has adequate resources to continue in operation as a going concern for the foreseeable future and is able to meet its financial covenants linked to the borrowings in place. Accordingly, the directors continue to adopt the going concern basis in preparing these consolidated and parent company financial statements.

Company overview Strategic report Governance Financial statements 83 2 ACCOUNTING POLICIES (CONTINUED) BASIS OF CONSOLIDATION Subsidiaries The consolidated financial statements include Jaguar Land Rover Automotive plc and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over the investee, is exposed or has rights to variable return from its involvement with the investee, and has the ability to use its power to affect its returns. In assessing control, potential voting rights that currently are exercisable are taken into account, as well as other contractual arrangements that may influence control. All subsidiaries of the Group given in note 43 to the parent company financial statements are included in the consolidated financial statements. Intercompany transactions and balances including unrealised profits are eliminated in full on consolidation. Joint ventures and associates (equity accounted investments) Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for decisions about the relevant activities of the entity, being those activities that significantly affect the Group’s returns. Associates are those entities in which the Group has significant influence, but not control or joint control. Significant influence is the power to participate in the financial and operating policy decisions of the investee and is presumed to exist when the Group holds between 20 and 50 per cent of the voting power of the investee. Joint ventures and associates are accounted for using the equity method and are recognised initially at cost. The Group’s investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The consolidated financial statements include the Group’s share of the income and expenses, other comprehensive income, and equity movements of equity accounted investments, from the date that joint control or significant influence commences until the date that joint control or significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investment, the carrying amount of that interest (including any long-term investments) is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee. When the Group transacts with a joint venture or associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in its joint venture or associate. Dividends received are recognised when the right to receive payment is established. USE OF ESTIMATES AND JUDGEMENTS The preparation of ?nancial statements in conformity with IFRS requires the use of judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the ?nancial statements and the reported amounts of revenues and expenses during the reporting period. Those that are signi?cant to the Group are discussed separately below. Judgements In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognised in the consolidated financial statements: Revenue from multiple element arrangements: Where a contractual arrangement consists of two or more separate elements that have value to a customer on a standalone basis, revenue is recognised for each element as if it were an individual contract. The total contract consideration is allocated between the separate elements. Sales of bundled offers generally involve service plans and data connectivity contracts with the vehicle. For offers that cannot be separated into identifiable components, revenues are recognised in full over the life of the contract. The Group makes judgements on what components can be separated and the appropriate margin used to defer that component (cost plus basis). Refer to note 5. Assessment of cash-generating units: The Group has determined that there is one cash-generating unit. This is on the basis that there are no smaller groups of assets that can be identified with certainty which generate specific cash flows that are independent of the inflows generated by other assets or groups of assets. Refer to note 18. Alternative performance measures (APMs): Management exercises judgement in determining the adjustments to apply to IFRS measurements in order to derive APMs that provide additional useful information on the underlying trends. Refer to note 3.

84 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 2 ACCOUNTING POLICIES (CONTINUED) Estimates and assumptions: The areas where assumptions and estimates are significant to the financial statements are as described below. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Impairment of intangible and tangible fixed assets: The Group tests annually whether indefinite lived intangible fixed assets have suffered any impairment. The recoverable amount of the cash-generating unit is based on the higher of value in use and the fair value less cost of disposal. Value in use is calculated from cash flow projections generally over five years using data from the Group’s latest internal forecasts, and extrapolated beyond five years using estimated long-term growth rates. Key estimates and sensitivities for impairment are disclosed in note 18. Uncertain tax provisions: Tax provisions are recognised for uncertain tax positions where a risk of an additional tax liability has been identified and it is probable that the Group will be required to settle that tax. Measurement is dependent on management’s expectations of the outcome of decisions by tax authorities in the various tax jurisdictions in which the Group operates. This is assessed on a case by case basis using in-house experts, professional firms and previous experience. Refer to note 14. Product warranties: The Group provides product warranties on all new vehicle sales. Provisions are generally recognised when vehicles are sold or when new warranty programs are initiated. Based on historical warranty claim experience, assumptions have to be made on the type and extent of future warranty claims and customer goodwill, as well as on possible recall campaigns. These assessments are based on experience of the frequency and extent of vehicle faults and defects in the past. In addition, the estimates also include assumptions on the amounts of potential repair costs per vehicle and the effects of possible time or mileage limits. The provisions are regularly adjusted to reflect new information. Refer to note 27. Retirement benefit obligation: The present value of the post-employment benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost/ (income) for pensions include the discount rate, inflation and mortality assumptions. Any changes in these assumptions will impact upon the carrying amount of post-employment benefit obligations. Key assumptions and sensitivities for post-employment benefit obligations are disclosed in note 32. REVENUE RECOGNITION Revenue comprises the amounts invoiced to customers outside the Group and is measured at the fair value of the consideration received or receivable, net of discounts, sales incentives, dealer bonuses and rebates granted, which can be identified at the point of sale. Revenue is presented net of excise duty, where applicable, and other indirect taxes. Revenue is recognised when the risks and rewards of ownership have been transferred to the customer and the amount of revenue can be reliably measured with it being probable that future economic benefits will flow to the Group. The transfer of the significant risks and rewards are defined in the underlying agreements with the customer. No sale is recognised where, following disposal of significant risks and rewards, the Group retains a significant financial interest. The Group’s interest in these items is retained in inventory, with a creditor being recognised for the contracted buyback price. Income under such agreements, measured as the difference between the initial sale price and the buyback price, is recognised on a straight-line basis over the term of the agreement. The corresponding costs are recognised over the term of the agreement based on the difference between the item’s cost, including estimated costs of resale, and the expected net realisable value. If a sale includes an agreement for subsequent servicing or maintenance, the fair value of that service is deferred and recognised as income over the relevant service period in proportion with the expected cost pattern of the agreement.

Company overview Strategic report Governance Financial statements 85 2 ACCOUNTING POLICIES (CONTINUED) COST RECOGNITION Costs and expenses are recognised when incurred and are classified according to their nature. Expenditures are capitalised, where appropriate, in accordance with the policy for internally generated intangible assets and represent employee costs, stores and other manufacturing supplies, and other expenses incurred for product development undertaken by the Group. GOVERNMENT GRANTS AND INCENTIVES Government grants are recognised when there is reasonable assurance that the Group will comply with the relevant conditions and the grant will be received. Government grants are recognised in the consolidated income statement, either on a systematic basis when the Group recognises, as expenses, the related costs that the grants are intended to compensate or, immediately, if the costs have already been incurred. Government grants related to assets are deducted from the cost of the asset and amortised over the useful life of the asset. Government grants related to income are presented as an offset against the related expenditure, and government grants that are awarded as incentives with no ongoing performance obligations to the Group are recognised as other income in the period in which the grant is received. Sales tax incentives received from governments are recognised in the consolidated income statement at the reduced tax rate, and revenue is reported net of these sales tax incentives. FOREIGN CURRENCY The Company has a functional currency of GBP. The presentation currency of the consolidated financial statements is GBP. The functional currency of the UK and non-UK selling operations is GBP, being the primary economic environment that influences these operations. This is on the basis that management control is in the UK, GBP is the currency that primarily determines sales prices and is the main currency for the retention of operating income. The functional currency of Chery Jaguar Land Rover Automotive Co. Ltd., the Group’s principal joint venture, is Chinese Yuan (CNY). The functional currency of Jaguar Land Rover Slovakia s.r.o is Euro. Transactions in foreign currencies are recorded at the exchange rate prevailing on the date of transaction. Foreign currency denominated monetary assets and liabilities are remeasured into the functional currency at the exchange rate prevailing on the balance sheet date. Exchange differences are recognised in the consolidated income statement as ‘Foreign exchange loss’. For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations (non-GBP functional currency) are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity. INCOME TAXES Income tax expense comprises current and deferred taxes. Income tax expense is recognised in the consolidated income statement, except when related to items that are recognised outside of profit or loss (whether in other comprehensive income or directly in equity), or where related to the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Current income taxes are determined based on respective taxable income of each taxable entity and tax rules applicable for respective tax jurisdictions. Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences between the carrying values of assets and liabilities and their respective tax bases, and unutilised business loss and depreciation carry-forwards and tax credits. Such deferred tax assets and liabilities are computed separately for each taxable entity and for each taxable jurisdiction. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available against which the deductible temporary differences, unused tax losses, depreciation carry-forwards and unused tax credits could be utilised.

86 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 2 ACCOUNTING POLICIES (CONTINUED) Deferred tax assets and liabilities are measured based on the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, and on the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. EXCEPTIONAL ITEM Exceptional items by virtue of their nature, size or frequency are disclosed separately on the face of the consolidated income statement where this enhances understanding of the Group’s performance. PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost of acquisition or construction less accumulated depreciation and accumulated impairment, if any. Cost includes purchase price, non-recoverable taxes and duties, labour cost and direct overheads for self-constructed assets and other direct costs incurred up to the date the asset is ready for its intended use. Interest cost incurred for constructed assets is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows: Class of property, plant and equipment Estimated useful life (years) Buildings 20 to 40 Plant, equipment and leased assets 3 to 30 Vehicles 3 to 10 Computers 3 to 6 Fixtures and ?ttings 3 to 20 The depreciation for property, plant and equipment with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease. Freehold land is measured at cost and is not depreciated. Heritage assets are not depreciated as they are considered to have a residual value in excess of cost. Residual values are reassessed on an annual basis. Depreciation is not recorded on assets under construction until construction and installation are complete and the asset is ready for its intended use. Assets under construction include capital prepayments. INTANGIBLE ASSETS Acquired intangible assets Intangible assets purchased, including those acquired in business combinations, are measured at acquisition cost, which is the fair value on the date of acquisition, where applicable, less accumulated amortisation and accumulated impairment, if any. Intangible assets with indefinite lives are reviewed annually to determine whether an indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Company overview Strategic report Governance Financial statements 87 2 ACCOUNTING POLICIES (CONTINUED) For intangible assets with finite lives, amortisation is charged on a straight-line basis over the estimated useful lives of the acquired intangible assets as per the estimated amortisation periods below: Class of intangible asset Estimated amortisation period (years) Software 2 to 8 Patents and technological know-how 2 to 12 Customer-related – dealer network 20 Intellectual property rights and other intangibles 3 to indefinite The amortisation for intangible assets with finite useful lives is reviewed at least at each year end. Changes in expected useful lives are treated as changes in accounting estimates. Capital work-in-progress includes capital advances. Customer-related intangibles acquired in a business combination consist of dealer networks. Intellectual property rights and other intangibles mainly consist of brand names, which are considered to have indefinite lives due to the longevity of the brands. Internally generated intangible assets Research costs are charged to the consolidated income statement in the year in which they are incurred. Product development costs incurred on new vehicle platforms, engines, transmission and new products are recognised as intangible assets – when feasibility has been established, the Group has committed technical, financial and other resources to complete the development and it is probable that the asset will generate future economic benefits. The costs capitalised include the cost of materials, direct labour and directly attributable overhead expenditure incurred up to the date the asset is available for use. Interest cost incurred is capitalised up to the date the asset is ready for its intended use, based on borrowings incurred specifically for financing the asset or the weighted average rate of all other borrowings, if no specific borrowings have been incurred for the asset. Product development cost is amortised over a period of between two and ten years. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment loss, if any. Amortisation is not recorded on product development in progress until development is complete. IMPAIRMENT Property, plant and equipment and intangible assets At each balance sheet date, the Group assesses whether there is any indication that any property, plant and equipment and intangible assets may be impaired. If any such impairment indicator exists, the recoverable amount of an asset is estimated to determine the extent of impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, or earlier if there is an indication that the asset may be impaired. The estimated recoverable amount is the higher of value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit) for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated income statement. An annual impairment review for heritage assets is performed and any impairment in the carrying value is recognised immediately in the consolidated income statement.

88 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 2 ACCOUNTING POLICIES (CONTINUED) Equity accounted investments: joint ventures and associates The requirements of IAS 39 Financial Instruments: Recognition and Measurement are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in a joint venture or an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (the higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognised forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognised in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases. CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise cash on hand, demand deposits and highly liquid investments with an original maturity of up to three months that are readily convertible into known amounts of cash and that are subject to an insignificant risk of changes in value. INVENTORIES Inventories are valued at the lower of cost and net realisable value. Cost of raw materials and consumables are ascertained on a first-in, first-out basis. Costs, including fixed and variable production overheads, are allocated to work-in-progress and finished goods, determined on a full absorption cost basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated cost of completion and selling expenses. Inventories include vehicles sold subject to repurchase arrangements. These vehicles are carried at cost to the Group and are amortised in changes in stocks and work-in-progress to their residual values (i.e. estimated second-hand sale value) over the term of the arrangement. PROVISIONS A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are held for product warranty, legal and product liabilities, residual risks and environmental risks as detailed in note 27 to the consolidated financial statements. LONG-TERM INCENTIVE PLAN (LTIP) The Group operates a share-based payment LTIP arrangement for certain employees. The scheme provides a cash payment to the employee based on a specific number of phantom shares at grant date and the share price of Tata Motors Limited at the vesting date, subject to profitability and employment conditions. These are accounted for as cash-settled arrangements, whereby a liability is recognised at fair value at the date of grant, using a Black-Scholes model. At each balance sheet date, until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognised in the consolidated income statement. LEASES At the inception of a lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the terms and substance of the lease arrangement. Assets taken on ?nance lease A finance lease is recognised as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalised and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each year during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Company overview Strategic report Governance Financial statements 89 2 ACCOUNTING POLICIES (CONTINUED) Assets taken on operating lease Leases other than finance leases are operating leases, and the leased assets are not recognised on the consolidated balance sheet. Payments made under operating leases are recognised in the consolidated income statement on a straight-line basis over the term of the lease in ‘Other expenses’. EMPLOYEE BENEFITS Pension schemes The Group operates several defined benefit pension schemes; the UK defined benefit schemes were previously contracted out of the second state pension scheme until 5 April 2016. The assets of the plans are generally held in separate trustee-administered funds. The plans provide for a monthly pension after retirement based on salary and service as set out in the rules of each scheme. Contributions to the plans by the Group take into consideration the results of actuarial valuations. The plans with a surplus position at the balance sheet date have been limited to the maximum economic benefit available from unconditional rights to refund from the scheme or reduction in future contributions. Where the subsidiary group is considered to have a contractual obligation to fund the pension plan above the accounting value of the liabilities, an onerous obligation is recognised. The UK defined benefit schemes were closed to new joiners in April 2010. For defined benefit schemes, the cost of providing benefits is determined using the projected unit credit method, with actuarial revaluations being carried out at the end of each reporting period. Defined benefit costs are split into three categories: • Current service cost, past service cost, and gains and losses on curtailments and settlements; • Net interest cost; and • Remeasurement. Remeasurement comprising actuarial gains and losses, the effect of the asset ceiling and the return on scheme assets (excluding interest) is recognised immediately in the consolidated balance sheet with a charge or credit to the consolidated statement of comprehensive income in the period in which they occur. Remeasurement recorded in the statement of comprehensive income is not recycled. Past service cost, including curtailment gains and losses, is generally recognised in profit or loss in the period of scheme amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability. The Group presents these defined benefit costs within ‘Employee costs’ in the consolidated income statement (see note 7). Separate defined contribution schemes are available to all other employees of Jaguar Land Rover. Costs in respect of these schemes are charged to the consolidated income statement as incurred. Post-retirement Medicare scheme Under this unfunded scheme, employees of some subsidiaries receive medical benefits subject to certain limits of amount, periods after retirement and types of benefits, depending on their grade and location at the time of retirement. Employees separated from the Group as part of an Early Separation Scheme, on medical grounds or due to permanent disablement, are also covered under the scheme. The applicable subsidiaries (and therefore, the Group) account for the liability for the post-retirement medical scheme based on an annual actuarial valuation. Actuarial gains and losses Actuarial gains and losses relating to retirement benefit plans are recognised in the consolidated statement of comprehensive income in the year in which they arise. Actuarial gains and losses relating to long-term employee benefits are recognised in the consolidated income statement in the year in which they arise. Measurement date The measurement date of all retirement plans is 31 March.

90 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 2 ACCOUNTING POLICIES (CONTINUED) FINANCIAL INSTRUMENTS Classi?cation, initial recognition and measurement A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets are classified into categories: financial assets at fair value through profit or loss (which can either be held for trading or designated as fair value options); held-to-maturity investments; loans and receivables; and available-for-sale financial assets. Financial liabilities are classified into financial liabilities at fair value through profit or loss or classified as other financial liabilities. No financial instruments have been classified as held-to-maturity. Where the Group provides convertible loan notes to third parties, these are designated as fair value through profit or loss using the fair value option. Financial instruments are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the instrument. Initially, a financial instrument is recognised at its fair value. Transaction costs directly attributable to the acquisition or issue of financial instruments are recognised in determining the carrying amount, if it is not classified as at fair value through profit or loss. Subsequently, financial instruments are measured according to the category in which they are classified. Financial assets and financial liabilities at fair value through profit or loss – held for trading: Derivatives, including embedded derivatives separated from the host contract, are classified into this category. Financial assets and liabilities are measured at fair value with changes in fair value recognised in the consolidated income statement with the exception of those derivatives that are designated as cash flow hedging instruments and for which hedge accounting is applied. Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and that are not classified as financial assets at fair value through profit or loss or financial assets available-for-sale. Subsequently, these are measured at amortised cost using the effective interest method less any impairment losses, if any. These include cash and cash equivalents, trade receivables, finance receivables and other financial assets. Available-for-sale financial assets: Available-for-sale financial assets are those non-derivative financial assets that are either designated as such upon initial recognition or are not classified in any of the other financial assets categories. Subsequently, these are measured at fair value and changes therein are recognised in other comprehensive income, net of applicable deferred income taxes, and accumulated in the investments revaluation reserve with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognised directly in profit or loss. The Group does not hold any available-for-sale financial assets. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Embedded derivatives relating to prepayment options on senior notes are not considered as closely related and are separately accounted unless the exercise price of these options is approximately equal on each exercise date to either the amortised cost of the senior notes or the present value of the lost interest for the remaining term of the senior notes. Equity instruments An equity instrument is any contract that evidences residual interests in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs. Other ?nancial liabilities These are measured at amortised cost using the effective interest method. Determination of fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Subsequent to initial recognition, the Group determines the fair value of financial instruments that are quoted in active markets using the quoted bid prices (financial assets held) or quoted ask prices (financial liabilities held) and using valuation techniques for other instruments. Valuation techniques include discounted cash flow method and other valuation models.

Company overview Strategic report Governance Financial statements 91 2 ACCOUNTING POLICIES (CONTINUED) Derecognition of ?nancial assets and ?nancial liabilities The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expires or it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or has expired. When a financial instrument is derecognised, the cumulative gain or loss in equity (if any) is transferred to the consolidated income statement. Impairment of ?nancial assets The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, other than those at fair value through profit or loss, or a group of financial assets is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Loans and receivables: Objective evidence of impairment includes default in payments with respect to amounts receivable from customers, significant financial difficulty of the customer or bankruptcy. Impairment loss in respect of loans and receivables is calculated as the difference between their carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognised in the consolidated income statement. If the amount of an impairment loss decreases in a subsequent year, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. The reversal is recognised in the consolidated income statement. Equity investments: A significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative loss (measured as the difference between the acquisition cost and the current fair value), less any impairment loss on that financial asset previously recognised in profit or loss is removed from equity and recognised in profit and loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement. Hedge accounting The Group uses foreign currency forward contracts, foreign currency options and borrowings denominated in foreign currency to hedge its risks associated with foreign currency fluctuations relating to highly probable forecast transactions. The Group designates these foreign currency forward contracts, foreign currency options and borrowing denominated in foreign currency in a cash flow hedging relationship by applying hedge accounting principles under IAS 39. These are stated at fair value on the consolidated balance sheet at each reporting date. Changes in the fair value of these forward contracts, options and borrowings that are designated and effective as hedges of future cash flows are recognised in other comprehensive income (net of tax), and any ineffective portion is recognised immediately in the consolidated income statement. Amounts accumulated in other comprehensive income are reclassified to the consolidated income statement in the periods in which the forecasted transactions affect profit or loss. For options, the time value is not a designated component of the hedge, and therefore all changes in fair value related to the time value of the instrument are recognised immediately in the consolidated income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. For forecast transactions, any cumulative gain or loss on the hedging instrument recognised in other comprehensive income is retained there until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, the net cumulative gain or loss recognised in other comprehensive income is immediately transferred to the consolidated income statement.

92 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 2 ACCOUNTING POLICIES (CONTINUED) NEW ACCOUNTING PRONOUNCEMENTS The following IFRS pronouncements have been issued by the IASB and have not yet been adopted: IAS 7 has been amended to require additional disclosure to help users evaluate changes in borrowings. The amendment is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted subject to EU endorsement. The Group expects to include a net debt reconciliation within its disclosures following the adoption of this amendment. IFRS 7 additional disclosure requirements are being assessed and disclosure will be given when IFRS 9 is adopted by the Group. IFRS 9 Financial Instruments addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and contractual cash flow characteristics of the financial asset. The Group has undertaken an assessment of classification and measurement and the Group does not expect a significant impact on the financial statements. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, contract assets under IFRS 15 Revenue from Contracts with Customers, lease receivables, loan commitments and certain financial guarantee contracts. The Group has undertaken an assessment of the impairment model and the Group does not expect a significant impact on the financial statements. The new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. The Group has undertaken an assessment of their IAS 39 hedge relationships against the requirements of IFRS 9 and have concluded that the Group’s current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The Group has identified a change with respect to treatment of the cost of hedging, specifically the time value of the foreign exchange options and foreign currency basis included in the foreign exchange forwards. The Group is undertaking an assessment to determine the impact on the financial statements. The Group anticipates that the time value of foreign exchange options and the foreign currency basis included in the foreign exchange forwards will now be recorded in a separate component of the statement of comprehensive income. Foreign exchange gains/losses for non-financial items will now be recognised as an adjustment to that non-financial item (i.e. inventory) when recorded on the consolidated balance sheet. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of the adoption of the new standard. IFRS 15 Revenue from Contracts with Customers provides a new comprehensive framework for revenue recognition and establishes new principles and the disclosure requirements thereof. The new standard specifies a uniform, five-step model for revenue recognition, which is to be applied to all contracts with customers. The new disclosure requirements aim to create a more transparent view of how a company generates its revenue and aims to provide more consistent and standardised information to users of financial statements about the nature, timing and amount arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 Revenue and IAS 11 Construction Contracts and related interpretations (such as IFRIC 13 Customer Loyalty Programmes). The Group does not intend to early adopt IFRS 15 and therefore will adopt for Fiscal 2018/19, commencing 1 April 2018. The Group considers the profit impact of IFRS 15 to be immaterial to the financial statements. The main financial impact on the Group of IFRS 15 will be the presentation of the consolidated income statement with changes in classification arising from the new definitions of agent and principal, as well as some reclassification from ‘Other Income’ to ‘Revenue’ and additional revenue reductions relating to payments to customers. The other significant impact of IFRS 15 on the financial statements will be the extensive disclosure requirements of the standard, whereby additional numerical and narrative information will be required as well as more disaggregation of revenue compared to the current disclosures.

Company overview Strategic report Governance **Financial statements** 93

2 ACCOUNTING POLICIES (CONTINUED)

IFRS 16 specifies how to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less, or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The standard replaces IAS 17 *Leases* and related interpretations (IFRIC 4, SIC-15, SIC-27). The standard is effective for annual periods beginning on or after 1 January 2019 and earlier application is permitted subject to EU endorsement and the adoption of IFRS 15. The Group has commenced an impact assessment project that has resulted in the identification of additional lease arrangements that existed in previous years. Consequently, the operating lease commitment note for 31 March 2017 reflects these additional arrangements identified (see note 36).

IFRS 17 *Insurance Contracts* was published on 18 May 2017 and replaces IFRS 4, which currently permits a wide variety of practices in accounting for insurance contracts. For fixed-fee service contracts whose primary purpose is the provision of services, such as roadside assistance, entities have an accounting policy choice to account for them in accordance with either IFRS 17 or IFRS 15. As the standard applies to annual periods beginning on or after 1 January 2021, the Group has to complete its project on IFRS 15 before being able to determine the impact of IFRS 17.

The Group does not consider that any other standards, amendments or interpretations issued by the IASB, but not yet applicable, will have a significant impact on the consolidated financial statements.

3 ALTERNATIVE PERFORMANCE MEASURES

Many companies use alternative performance measures (APMs) to provide helpful additional information for users of their financial statements, telling a clearer story of how the business has performed over the period. Alternative performance measures are used by the Board of Management to monitor and manage the performance of the Group. These measures exclude certain items that are included in comparable statutory measures.

The alternative performance measures used within this Annual Report are defined below.

Alternative performance measure	Definition
EBIT	Profit before income tax expense, finance expense (net of capitalised interest), finance income, foreign exchange gains/losses on financing and unrealised derivatives, gains/losses on unrealised commodity derivatives, and exceptional items.
EBITDA	Profit before income tax expense, finance expense (net of capitalised interest), finance income, depreciation and amortisation, foreign exchange gains/losses on financing and unrealised derivatives, gains/losses on unrealised commodity derivatives, share of profit/loss from equity accounted investments and exceptional items.
Free cash flow before financing	Net cash generated from operating activities less net cash used in investing activities excluding investments in short-term deposits and including foreign exchange gains/losses on short-term deposits and cash and cash equivalents.
Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in subsidiaries, joint ventures and associates, and expensed research and development costs.

The Group uses EBITDA as an alternative performance measure to review and measure the underlying profitability of the Group on an ongoing basis as it recognises that increased capital expenditure year on year will lead to an increase in depreciation and amortisation expense recognised within the consolidated income statement.

Free cash flow before financing is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

94 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3 ALTERNATIVE PERFORMANCE MEASURES (CONTINUED)

Reconciliations between these alternative performance measures and statutory reported measures are shown below.

EBIT AND EBITDA

Year ended 31 March	Note	2017 £m	2016 £m	2015 £m
EBITDA		**2,955**	**3,147**	**4,132**
Depreciation and amortisation	13	(1,656)	(1,418)	(1,051)
Share of profit/(loss) of equity accounted investments	15	159	64	(6)
EBIT		**1,458**	**1,793**	**3,075**
Foreign exchange (loss)/gain on derivatives	13	(11)	86	(166)
Unrealised gain/(loss) on commodities	13	148	(59)	(30)
Foreign exchange loss on loans	13	(101)	(54)	(178)
Finance income	12	33	38	48
Finance expense (net)	12	(68)	(90)	(135)
Exceptional item		151	(157)	–
Profit before tax		**1,610**	**1,557**	**2,614**

The Group's objective is to disclose alternative performance measures on a consistent basis. However, during 2017 it was considered appropriate to disclose an additional alternative performance measure, EBIT. This measure is consistent with other automotive companies as an indicator of operating performance.

FREE CASH FLOW BEFORE FINANCING

Year ended 31 March	Note	2017 £m	2016 £m	2015 £m
Net cash generated from operating activities		3,160	3,556	3,575
Net cash used in investing activities		(4,317)	(2,966)	(2,641)
Net cash (used in)/generated from operating and investing activities		**(1,157)**	**590**	**934**
Adjustments for:				
Movements in short-term deposits		1,300	186	(195)
Foreign exchange gain on short-term deposits	39	57	11	51
Foreign exchange gain on cash and cash equivalents	39	95	4	52
Free cash flow before financing		**295**	**791**	**842**

TOTAL PRODUCT AND OTHER INVESTMENT

Year ended 31 March	Note	2017 £m	2016 £m	2015 £m
Purchases of property, plant and equipment		1,584	1,422	1,564
Cash paid for intangible assets		1,473	1,384	1,206
Research and development expensed	11	368	318	253
Investment in equity accounted investments		12	–	124
Purchases of other investments		1	–	–
Acquisition of subsidiary		–	11	–
Total product and other investment		**3,438**	**3,135**	**3,147**

Company overview Strategic report Governance Financial statements 95 4 EXCEPTIONAL ITEM The exceptional item of £151 million for the year ended 31 March 2017 relates to recoveries associated with the £157 million exceptional charge recognised in the prior year for stored vehicles damaged in the explosion at the port of Tianjin (China) in August 2015. These recoveries include amounts received for insurance, taxes and saleable vehicles. In addition to the exceptional item of £151 million, a further £35 million of insurance and vehicle recoveries were recognised in the year ended 31 March 2017 related to additional costs of £35 million incurred in the year ended 31 March 2017 that were associated with Tianjin, including lost and discounted vehicle revenue. The exceptional item of £157 million for the year ended 31 March 2016 related to the full financial year impact of the explosion at the port of Tianjin. A provision of £245 million against the carrying value of inventory (finished goods) was recorded in the second quarter ended 30 September 2015, based on the Group’s assessment of the physical condition of the vehicles involved. Subsequent to that, insurance proceeds of £55 million were received, together with the conclusion of further assessments of the condition of the remaining vehicles, which led to a reversal of £33 million of the initial provision. The original £157 million exceptional item was recorded as a provision against vehicle inventory involved in the explosion less recoveries as at 31 March 2016. 5 REVENUE 2016* restated 2015* 2017 restated Year ended 31 March £m £m £m Sale of goods 25,659 22,208 21,866 Realised revenue hedges (1,320) 78 240 Total revenues 24,339 22,286 22,106 * Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 2. 6 MATERIAL AND OTHER COST OF SALES 2016* 2015* 2017 restated restated Year ended 31 March £m £m £m Changes in inventories of finished goods and work-in-progress (754) (257) (236) Purchase of products for sale 1,144 876 864 Raw materials and consumables used 14,621 12,684 12,557 Realised purchase hedges (91) 259 162 Total material and other cost of sales 14,920 13,562 13,347 * Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 2.

96 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7 EMPLOYEE NUMBERS AND COSTS

Year ended 31 March	2017 £m	2016 £m	2015 £m
Wages and salaries	1,915	1,738	1,500
Social security costs and benefits	294	274	240
Pension costs	281	309	237
Total employee costs	**2,490**	**2,321**	**1,977**

Average employee numbers for the year ended 31 March 2017	Non-agency	Agency	Total
Manufacturing	18,988	2,770	21,758
Research and development	6,632	2,803	9,435
Other	7,430	1,070	8,500
Total employee numbers	**33,050**	**6,643**	**39,693**

Average employee numbers for the year ended 31 March 2016	Non-agency	Agency	Total
Manufacturing	17,235	3,140	20,375
Research and development	6,060	3,115	9,175
Other	6,494	961	7,455
Total employee numbers	**29,789**	**7,216**	**37,005**

Average employee numbers for the year ended 31 March 2015	Non-agency	Agency	Total
Manufacturing	14,504	3,688	18,192
Research and development	5,185	2,716	7,901
Other	5,213	821	6,034
Total employee numbers	**24,902**	**7,225**	**32,127**

8 DIRECTORS' EMOLUMENTS

Year ended 31 March	2017 £	2016 £	2015 £
Directors' emoluments	3,957,673	3,613,282	2,925,327
Amounts receivable under long-term incentive scheme	537,445	197,782	–
Post-employment benefits	873,214	786,351	1,475,732

The aggregate of emoluments received in the year and amounts accrued under the long-term incentive plan (LTIP) of the highest paid director was £4,393,459 (2016: £3,709,433, 2015: £2,824,297), together with a cash allowance in lieu of pension benefits of £873,214 (2016: £786,351, 2015: £1,475,732). During the year, £537,445 of LTIP awards (2016: £197,782, 2015: no LTIP awards) have accrued, which will become payable in future periods.

There were no directors who were members of a defined benefit pension scheme or a defined contribution scheme during the years ended 31 March 2017, 2016 and 2015.

No directors received any LTIP cash payments during the years ended 31 March 2017, 2016 and 2015.

Company overview Strategic report Governance **Financial statements** 97

9 LONG-TERM INCENTIVE PLAN (LTIP)

During the year ended 31 March 2017, the Group announced a new LTIP that provides a cash payment to certain employees based on the Group's performance against long-term business metrics related to performance and strategic priorities (over a period of three years). This new LTIP benefit scheme has been accounted for in accordance with IAS 19 *Employee Benefits*. During the year ended 31 March 2016, the Group issued the final share-based payment LTIP arrangement based on the share price of Tata Motors Limited. The scheme provides a cash payment to the employee based on a specific number of phantom shares at the grant date and the share price of Tata Motors Limited at the vesting date. The cash payment is dependent upon continued employment for the duration of the three-year vesting period.

Year ended 31 March	2017 number	2016 number	2015 number
Outstanding at the beginning of the year	6,032,857	5,637,242	5,353,559
Granted during the year	974	2,317,710	2,315,618
Vested in the year	(1,665,663)	(1,690,151)	(1,654,917)
Forfeited in the year	(252,947)	(231,944)	(377,018)
Outstanding at the end of the year	**4,115,221**	**6,032,857**	**5,637,242**

The weighted average share price of the 1,665,663 phantom stock awards vested in the year was £4.75 (2016: £5.84, 2015: £5.89).

The weighted average remaining contractual life of the outstanding share-based payment awards is 0.8 years (2016: 1.4 years, 2015: 1.3 years).

The amount charged in the year in relation to the share-based payment LTIP was £8 million (2016: £3 million, 2015: £16 million).

The fair value of the balance sheet liability in respect of phantom stock awards outstanding at the year end was £16 million (2016: £16 million, 2015: £23 million).

The fair value of the awards was calculated using a Black-Scholes model at the grant date. The fair value is updated at each reporting date as the awards are accounted for as cash-settled under IFRS 2 *Share-based Payment*. The inputs into the model are based on Tata Motors Limited historical data and the risk-free rate is calculated on government bond rates. The significant inputs used are:

As at 31 March	2017	2016	2015
Risk-free rate	0.18%	0.51%	0.49%
Dividend yield	0.04%	0.00%	0.39%
Weighted average fair value per phantom share	£4.69	£4.12	£6.14

10 OTHER EXPENSES

Year ended 31 March	Note	2017 £m	2016 £m	2015 £m
Stores, spare parts and tools		197	150	123
Freight cost		925	858	673
Works, operations and other costs		2,321	2,065	1,808
Repairs		44	42	37
Power and fuel		71	61	57
Rent, rates and other taxes		64	50	57
Insurance		34	26	20
Impairment of tangible assets	17	12	–	–
Write-down of intangible assets	18	–	28	–
Product warranty	27	823	583	543
Publicity		885	811	791
Total other expenses		**5,376**	**4,674**	**4,109**

98 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11 RESEARCH AND DEVELOPMENT

Year ended 31 March	2017 £m	2016 £m	2015 £m
Total research and development costs incurred	1,794	1,560	1,411
Research and development expensed	(368)	(318)	(253)
Development costs capitalised	**1,426**	**1,242**	**1,158**
Interest capitalised	89	73	114
Research and development grants capitalised	(89)	(88)	(69)
Total internally developed intangible additions	**1,426**	**1,227**	**1,203**

During the year ended 31 March 2014, legislation was enacted to allow UK companies to elect for the Research and Development Expenditure Credit (RDEC) on qualifying expenditure incurred since 1 April 2013, instead of the previous super-deduction rules. In the year ended 31 March 2017, as a result of this election, £87 million (2016: £66 million, 2015: £66 million) of the RDEC – the proportion relating to capitalised product development expenditure and other intangible assets – has been offset against the cost of the respective assets. The remaining £38 million (2016: £38 million, 2015: £30 million) of the RDEC has been recognised as 'Other income'.

12 FINANCE INCOME AND EXPENSE

Year ended 31 March	2017 £m	2016 £m	2015 £m
Finance income	33	38	48
Total finance income	**33**	**38**	**48**
Total interest expense on financial liabilities measured at amortised cost	(146)	(143)	(234)
Unwind of discount on provisions	(19)	(21)	(17)
Interest capitalised	97	74	116
Total finance expense (net)	**(68)**	**(90)**	**(135)**

The capitalisation rate used to calculate borrowing costs eligible for capitalisation was 4.3 per cent (2016: 4.6 per cent, 2015: 5.8 per cent).

During the year ended 31 March 2017, the Group repaid one tranche of debt (see note 25) and as a result a redemption premium of £2 million was incurred.

During the year ended 31 March 2016, the Group repaid one tranche of debt (see note 25) and as a result a redemption premium of £2 million was incurred.

During the year ended 31 March 2015, the Group repaid two tranches of debt (see note 25) and as a result a redemption premium of £77 million was incurred.

Company overview Strategic report Governance Financial statements 99 13 PROFIT BEFORE TAX Expense/(income) in profit before tax includes the following: 2017 2016 2015 Year ended 31 March £m £m £m Foreign exchange loss on loans 101 54 178 Foreign exchange loss/(gain) on derivatives 11 (86) 166 Unrealised (gain)/loss on commodities (148) 59 30 Depreciation of property, plant and equipment 787 634 461 Amortisation of intangible assets (excluding internally generated development costs) 100 88 64 Amortisation of internally generated development costs 769 696 526 Operating lease rentals in respect of plant, property and equipment 75 57 48 Loss on disposal of property, plant, equipment and software 15 13 7 Auditor remuneration (see below) 5 6 4 During the year ended 31 March 2017, £64 million (2016: £101 million, 2015: £132 million) was received by a foreign subsidiary as an indirect tax incentive that requires the subsidiary to meet certain criteria relating to vehicle efficiency and investment in engineering and research and development. The incentive is provided as a partial offset to the higher sales taxes payable following implementation of new legislation in the year ended 31 March 2014. During the year ended 31 March 2017, £64 million (2016: £101 million, 2015: £132 million) has been recognised in revenue and £nil (2016, 2015: £nil) has been deferred to offset against capital expenditure, when incurred. During the year ended 31 March 2017, £4 million (2016: £62 million, 2015: £54 million) was received by a foreign subsidiary as an incentive for continuing trading in that country for the foreseeable future. As the receipt has no ongoing financial or operating conditions attached, the amount has been recognised as ‘Other Income’. The following table sets out the auditor remuneration for the year (rounded to the nearest £0.1 million): 2017 2016 2015 Year ended 31 March £m £m £m Fees payable to the Company’s auditor and its associates for the audit of the parent company and consolidated ?nancial statements 0.1 0.1 0.1 Fees payable to the Company’s auditor and its associates for other services: Audit of the Company’s subsidiaries 4.2 3.5 3.3 Total audit fees 4.3 3.6 3.4 Audit-related assurance services – 1.8 0.3 Other assurance services 1.0 0.1 0.7 Total non-audit fees 1.0 1.9 1.0 Total audit and related fees 5.3 5.5 4.4 Fees payable to Deloitte LLP and its associates for non-audit services to the Group are not required to be disclosed separately as these fees are disclosed on a consolidated basis.

100 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 14 TAXATION JAGUAR LAND ROVER’S APPROACH TO TAX Introduction JLR’s business has grown significantly in recent years and continues to do so. Our operations are large and complex and, as a result, we operate through multiple companies, with activities, employees and assets located in numerous countries around the world. This, in turn, naturally drives an inherent level of complexity in our tax affairs. In relation to tax matters, just as for any other area of our business, JLR always strives to be a good, responsible corporate citizen and we are committed to complying with all applicable tax laws, both in letter and in spirit. We aim to be fair, honest, transparent and ethical in our conduct and for everything we do to stand the test of public scrutiny. Jaguar Land Rover’s key tax principles In 2013, the JLR plc Board formally adopted six key principles in relation to JLR’s approach to taxation matters and the conduct of our tax affairs. These principles continue to apply today; they apply equally to all companies within the Group, across all areas of our business activity and in all our territories of operation. JLR will conduct its tax affairs in a way that: 1. Is compliant with all legal and regulatory obligations and which adheres to the principles set out in the JLR Code of Conduct and Tata Code of Conduct; 2. Is aligned with the Group’s overall business strategy and growth objectives; 3. Proactively seeks to enhance shareholder value and optimise tax cost on a sustainable basis; 4. Is governed, managed and controlled within an appropriate risk management framework; 5. Is appropriately resourced and seeks to maximise operating efficiencies through the suitable use of automation and technology-based solutions; and 6. Maintains good, open, honest and professional working relationships with tax authorities globally and seeks to take a leading role in relation to matters of governmental tax policy relevant to JLR. Each principle is commented on further below: 1. Tax compliance This is considered the most fundamental and important of our six principles. JLR will always seek to comply with all applicable tax laws, both in terms of the letter and the spirit of the law, and to satisfy its global tax compliance obligations in a timely and accurate manner. In addition, we adhere to the JLR Code of Conduct and the Tata Code of Conduct, which set out the high, ethical standards of business behaviour expected from all companies and employees within our Group. 2. Business alignment JLR always aligns its tax affairs with the genuine business activities being undertaken by the organisation. We do not engage in any form of tax avoidance or artificial tax structuring and we do not operate or use any offshore tax havens. All JLR Group subsidiaries are located in countries where the business has significant physical and economic operations (i.e. employees, offices and revenue generating activity). 3. Enhancing shareholder value As a commercial organisation, JLR will always seek to effectively manage its tax liabilities, just as for any other business cost. In so doing, we always adhere to relevant tax laws and, in relation to transactions within the Group, we always seek to ensure that these are conducted on an arm’s length basis in accordance with Organisation for Economic Co-operation and Development (OECD) principles. Where governments or fiscal authorities have introduced particular tax reliefs, credits, incentives or exemptions to encourage specific types of economic activity (for example, investment in research and development), we will always seek to ensure that JLR claims the appropriate level of benefit for which it qualifies.

Company overview | Strategic report | Governance | Financial statements | 101

14 TAXATION (CONTINUED)

4. Governance and risk management
Tax risks arising within the Group are identified, assessed and managed by the central Tax function on an ongoing basis. A detailed tax update is taken to the JLR plc Board on an annual basis and tax risks are reported quarterly to the Financial Risk and Assurance Committee, chaired by the Chief Financial Officer. The JLR Tax Director also meets with the Chief Financial Officer on a biweekly basis to provide updates on all tax matters affecting the Group.

JLR actively seek to minimise risk in relation to tax matters. We do this through a variety of processes and controls including, for example, tax risk assessments and health-check exercises for subsidiaries, online monitoring of compliance processes and an active Advance Pricing Agreement programme.

5. Tax resource
Responsibility for the day-to-day management of JLR's tax affairs rests with our central Tax function, led by the JLR Tax Director. The function comprises an appropriate blend of tax professionals with the necessary qualifications, training, skills and experience required to effectively undertake their roles. The Tax function also advises the JLR plc Board in relation to setting Group tax strategy and policy.

In addition to the central Tax function, the business also has dedicated tax professionals embedded within the finance teams in key non-UK subsidiaries.

Where appropriate, we look to implement technology-based solutions to streamline processes, drive efficiency and manage risk.

6. Relationships with governments and authorities
In our dealings with tax authorities globally, including HMRC in the UK, we always look to maintain good, open, honest and professional working relationships, to engage proactively in relation to tax matters and to resolve any areas of dispute or differences of opinion as quickly as possible in order to reduce uncertainty and manage risk.

We also actively engage in dialogue with governments, either directly or through appropriate representative bodies, in relation to matters of tax policy which affect our business.

Amounts recognised in the consolidated income statement

Year ended 31 March	2017 £m	2016 £m	2015 £m
Current tax expense/(credit)			
Current year	301	180	350
Adjustments for prior years	22	(7)	15
Current tax expense	**323**	**173**	**365**
Deferred tax expense/(credit)			
Origination and reversal of temporary differences	115	163	294
Adjustments for prior years	(34)	(29)	(83)
Rate changes	(66)	(62)	–
Deferred tax expense	**15**	**72**	**211**
Total income tax expense	**338**	**245**	**576**

Prior year adjustments relate to differences between prior year estimates of tax position and current revised estimates or submitted tax computations.

Amounts recognised in the consolidated statement of comprehensive income

Year ended 31 March	2017 £m	2016 £m	2015 £m
Deferred tax (credit)/expense on actuarial gains on retirement benefits	(179)	97	(71)
Deferred tax (credit)/expense on change in fair value of cash flow hedges	(353)	11	(363)
Deferred tax expense on rate changes	60	23	–
	(472)	**131**	**(434)**
Total tax (credit)/expense	**(134)**	**376**	**142**

102 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14 TAXATION (CONTINUED)

Reconciliation of effective tax rate

Year ended 31 March	2017 £m	2016 £m	2015 £m
Profit for the year	1,272	1,312	2,038
Total income tax expense	338	245	576
Profit before tax	**1,610**	**1,557**	**2,614**
Income tax expense using the tax rates applicable to individual entities of 21.1% (2016: 20.9%, 2015: 22.7%)	340	325	593
Impact of UK Patent Box claims	–	(29)	–
Non-deductible expenses	37	35	28
Unrecognised tax assets	21	12	–
Differences between current and deferred tax rates applicable	–	–	(18)
Changes in tax rates	(66)	(62)	–
Overseas unremitted earnings	50	13	40
Tax on share of (profit)/loss of equity accounted investments	(32)	(13)	1
Over provided in prior years	(12)	(36)	(68)
Total income tax expense	**338**	**245**	**576**

Included within 'Over provided in prior years' for the year ended 31 March 2017 is £21 million credit relating to revisions of prior year estimates of tax positions in various jurisdictions, principally the UK, to bring them into line with the latest estimates and currently filed tax positions. This is offset by £11 million relating to uncertain tax positions arising in relation to normal ongoing assessments of tax positions globally.

Included within 'Over provided in prior years' for the year ended 31 March 2016 is £45 million credit relating to enhanced deductions under the UK Patent Box regime in respect of Fiscal 2013/14 and 2014/15.

Included within 'Over provided in prior years' for the year ended 31 March 2015 is a reversal of £62 million credit relating to withholding tax released as a result of changes in tax rates and laws expected to apply to the future repatriation of intercompany dividends.

The UK Finance Act 2015 was enacted during the year ended 31 March 2016, which included provisions for a reduction in the UK corporation tax rate from 20 per cent to 19 per cent with effect from 1 April 2017.

The UK Finance Act 2016 was enacted during the year ended 31 March 2017, which included provisions for a further reduction in the UK corporation tax rate to 17 per cent with effect from 1 April 2020.

Accordingly, UK deferred tax has been provided at a blended rate of 18.4 per cent on assets (2016: 19 per cent, 2015: 20 per cent) and 17.6 per cent on liabilities (2016: 18.6 per cent, 2015: 20 per cent), recognising the applicable tax rate at the point when the timing difference is expected to reverse.

Company overview Strategic report Governance **Financial statements** 103

15 INVESTMENTS

Investments consist of the following:

As at 31 March	2017 £m	2016 £m	2015 £m
Equity accounted investments	474	339	280
Other investments	1	–	–
Total investments	**475**	**339**	**280**

The Group has the following investments as at 31 March 2017:

Name of investment	Proportion of voting rights	Principal place of business and country of incorporation	Principal activity	Registered office address
Equity accounted investments				
Chery Jaguar Land Rover Automotive Co. Ltd.	50.0%	China	Manufacture and assembly of vehicles	Room 1102, Binjiang International Plaza, No 88 Tonggang Road, Changshu Economic and Technical Development Zone, Suzhou City, Jiangsu Province, China
Spark44 (JV) Limited	50.0%	England & Wales	Provision of advertising services	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Cars Finance Limited	49.9%	England & Wales	Non-trading	280 Bishopsgate, London, EC2M 4RB, England
Synaptiv Limited	33.3%	England & Wales	Business and domestic software development	84 Kirkland Avenue, Ilford, Essex, England, IG5 0TN
CloudCar Inc.	42.6%	USA	Automotive software development	711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808, USA
Trading investments				
Jaguar Land Rover Schweiz AG	10.0%	Switzerland	Sale of automotive vehicles and parts	Badenerstrasse 600, 8048 Zurich Switzerland

Except for Spark44 (JV) Limited and CloudCar Inc., the proportion of voting rights disclosed in the table above is the same as the Group's interest in the ordinary share capital of each undertaking.

Chery Jaguar Land Rover Automotive Co. Ltd. is a limited liability company whose legal form confirms separation between the parties to the joint arrangement. There is no contractual arrangement or any other facts or circumstances that indicate that the parties to the joint control of the arrangement have rights to the assets or obligations for the liabilities relating to the arrangement. Accordingly, Chery Jaguar Land Rover Automotive Co. Ltd. is classified as a joint venture.

During the year ended 31 March 2015, the Group increased its investment in Chery Jaguar Land Rover Automotive Co. Ltd. by £124 million to £195 million. No further increases to the investment were made during the years ended 31 March 2017 or 31 March 2016.

During the year ended 31 March 2017, a dividend of £68 million was received from Chery Jaguar Land Rover Automotive Co. Ltd. (2016, 2015: no dividend).

104 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15 INVESTMENTS (CONTINUED)

The following table sets out the summarised financial information of the Group's individually material joint venture, Chery Jaguar Land Rover Automotive Co. Ltd.:

As at 31 March	2017 £m	2016 £m	2015 £m
Current assets	940	698	520
Current liabilities	(934)	(614)	(347)
Non-current assets	1,094	814	585
Non-current liabilities	(176)	(216)	(193)
Equity attributable to shareholders	**924**	**682**	**565**
Revenue	**2,163**	**1,106**	**158**
Profit/(loss) for the year	312	124	(13)
Other comprehensive income for the year	–	–	–
Total comprehensive income/(expense)	**312**	**124**	**(13)**

Included within the summarised financial information above are the following amounts:

As at 31 March	2017 £m	2016 £m	2015 £m
Cash and cash equivalents	621	450	295
Other current assets	320	248	225
Current financial liabilities (excluding trade and other payables and provisions)	–	(35)	(56)
Non-current financial liabilities (excluding trade and other payables and provisions)	(175)	(216)	(193)
Depreciation and amortisation	(105)	(58)	(16)
Interest income	11	8	8
Interest expense	(8)	(10)	(3)
Income tax (expense)/credit	(103)	(44)	6

Spark44 (JV) Limited's total ordinary share capital is divided into A and B ordinary shares, with each class having 50 per cent voting rights and interest in returns (of which the Group holds 100 per cent of the B shares). The Group has an interest in 58 per cent of the allotted ordinary share capital, but only 50 per cent of the voting rights and interest in returns, since a number of A ordinary shares are held in trust. Therefore, Spark44 (JV) Limited is considered a joint venture.

The Group has no additional rights or influence over Jaguar Cars Finance Limited other than the voting rights attached to the ordinary share capital.

During the year ended 31 March 2017, the Group purchased 32 per cent of the ordinary share capital of CloudCar Inc. for £12 million. However, the Group has 43 per cent of the voting rights since a number of ordinary shares are in the form of options either available for issue or assigned to the employees of CloudCar Inc.

During the year ended 31 March 2017, the Group purchased 33 per cent of the ordinary share capital of Synaptiv Limited for £0.2 million.

No dividend was received in the year ended 31 March 2017 (2016, 2015: no dividend) from any of the individually immaterial equity accounted investments.

The following table sets out the summarised financial information, in aggregate, for the share of investments in equity accounted joint ventures that are not individually material:

Year ended 31 March	2017 £m	2016 £m	2015 £m
Group's share of profit for the year	3	2	1
Group's share of other comprehensive income	–	–	–
Group's share of total comprehensive income	**3**	**2**	**1**
Carrying amount of the Group's interest	**8**	**5**	**3**

Company overview Strategic report Governance **Financial statements** 105

15 INVESTMENTS (CONTINUED)

The following table sets out the summarised financial information, in aggregate, for the share of investments in equity accounted associates that are not individually material:

Year ended 31 March	2017 £m	2016 £m	2015 £m
Group's share of total comprehensive income	–	–	–
Investment in equity accounted associates	12	–	–
Carrying amount of the Group's interest	**12**	**–**	**–**

The following reconciles the carrying amount of the Group's interests in equity accounted investments:

As at 31 March	2017 £m	2016 £m	2015 £m
Net assets of material joint venture	**924**	**682**	**565**
Share of net assets of:			
Material joint venture	462	341	282
Individually immaterial joint ventures	8	5	3
Individually immaterial associates	12	–	–
Other	(8)	(7)	(5)
Carrying amount of the Group's interests in equity accounted investments	**474**	**339**	**280**

As at 31 March 2017, an adjustment of £8 million (2016: £7 million, 2015: £5 million) has been made to derecognise profit that has not yet been realised on goods sold by the Group to Chery Jaguar Land Rover Automotive Co. Ltd.

The following reconciles the Group's share of total comprehensive income of equity accounted investments:

Year ended 31 March	2017 £m	2016 £m	2015 £m
Profit/(loss) of material joint venture	**312**	**124**	**(13)**
Share of profit/(loss) of:			
Material joint venture	156	62	(7)
Individually immaterial joint ventures	3	2	1
Share of profit/(loss) of equity accounted investments	**159**	**64**	**(6)**
Currency translation differences	33	(3)	21
Total comprehensive income related to equity accounted investments	**192**	**61**	**15**

The Group's share of capital commitments of its joint ventures at 31 March 2017 is £171 million (2016: £102 million, 2015: £19 million), and commitments relating to the Group's interests in its joint ventures are disclosed in note 33. The contingent liabilities of its joint ventures at 31 March 2017 is £3 million (2016, 2015: £nil).

The information above reflects the amounts presented in the financial statements of the equity accounted investments adjusted for differences in accounting policies between the Group and its equity accounted investments. All joint ventures are accounted for using the equity method and are private companies and there are no quoted market prices available for their shares.

The Group has no additional rights or influence over Jaguar Land Rover Schweiz AG other than the voting rights attached to the ordinary share capital. During the year ended 31 March 2017, a dividend of £0.3 million (2016: £0.5 million, 2015: £nil) was received from Jaguar Land Rover Schweiz AG.

During the year ended 31 March 2017, the Group invested £0.1 million in Splitting Fares Inc., £0.1 million in Sheprd Inc., £0.1 million in Gokid Corp. and £0.4 million in Parkt Inc.

106 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 16 OTHER FINANCIAL ASSETS 2017 2016 2015 As at 31 March £m £m £m Non-current Restricted cash 5 21 18 Derivative ?nancial instruments 255 154 22 Other 10 10 9 Total non-current other ?nancial assets 270 185 49 Current Advances and other receivables recoverable in cash 2 8 19 Restricted cash 4 – –Derivative financial instruments 169 73 176 Accrued income 19 12 5 Other 24 44 14 Total current other ?nancial assets 218 137 214 As at 31 March 2017, £nil (2016: £nil, 2015: £16 million) of the non-current restricted cash is held as security in relation to vehicles ultimately sold on lease, pledged until the leases reach their respective conclusion. As of 31 March 2017, £4 million (2016: £19 million, 2015: £nil) of the non-current restricted cash is held as a financial deposit in relation to ongoing legal cases.

Company overview Strategic report Governance Financial statements 107

17 PROPERTY, PLANT AND EQUIPMENT

	Land and buildings £m	Plant and equipment £m	Vehicles £m	Computers £m	Fixtures and fittings £m	Leased assets £m	Heritage vehicles £m	Under construction £m	Total £m
Cost									
Balance at 1 April 2014	534	3,149	4	25	48	43	–	705	4,508
Additions	3	579	2	21	18	–	52	1,082	1,757
Transfers	277	733	–	–	–	–	–	(1,010)	–
Disposals	(10)	(50)	–	(2)	(1)	–	–	–	(63)
Balance at 31 March 2015	**804**	**4,411**	**6**	**44**	**65**	**43**	**52**	**777**	**6,202**
Additions	40	589	1	33	22	3	–	659	1,347
Transfers	218	707	–	–	–	–	–	(925)	–
Disposals	(2)	(46)	–	(1)	(3)	–	–	–	(52)
Balance at 31 March 2016	**1,060**	**5,661**	**7**	**76**	**84**	**46**	**52**	**511**	**7,497**
Additions	–	1	2	29	13	–	–	1,478	1,523
Transfers	114	856	–	–	–	–	–	(970)	–
Disposals	(10)	(26)	–	(1)	(3)	–	–	–	(40)
Foreign currency translation	–	–	–	–	–	–	–	1	1
Balance at 31 March 2017	**1,164**	**6,492**	**9**	**104**	**94**	**46**	**52**	**1,020**	**8,981**
Depreciation									
Balance at 1 April 2014	70	1,206	1	7	15	25	–	–	1,324
Depreciation charge for the period	20	422	–	5	9	5	–	–	461
Disposals	(10)	(46)	–	–	(1)	–	–	–	(57)
Balance at 31 March 2015	**80**	**1,582**	**1**	**12**	**23**	**30**	**–**	**–**	**1,728**
Depreciation charge for the period	31	580	1	7	10	5	–	–	634
Disposals	(1)	(36)	–	–	(3)	–	–	–	(40)
Balance at 31 March 2016	**110**	**2,126**	**2**	**19**	**30**	**35**	**–**	**–**	**2,322**
Depreciation charge for the period	44	714	2	12	11	4	–	–	787
Disposals	(7)	(16)	–	–	(2)	–	–	–	(25)
Impairment	–	12	–	–	–	–	–	–	12
Balance at 31 March 2017	**147**	**2,836**	**4**	**31**	**39**	**39**	**–**	**–**	**3,096**
Net book value									
At 31 March 2015	724	2,829	5	32	42	13	52	777	4,474
At 31 March 2016	950	3,535	5	57	54	11	52	511	5,175
At 31 March 2017	**1,017**	**3,656**	**5**	**73**	**55**	**7**	**52**	**1,020**	**5,885**

As part of the Group's physical verification process and review of future manufacturing activities, £12 million of plant and equipment has been identified as impaired and this has been recognised as an expense within 'Other expenses' in the year ended 31 March 2017 (2016, 2015: £nil).

108 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18 INTANGIBLE ASSETS

	Software £m	Patents and technological know-how £m	Customer-related £m	Intellectual property rights and other intangibles £m	Product development in progress £m	Capitalised product development £m	Total £m
Cost							
Balance at 1 April 2014	363	147	89	618	1,767	2,415	5,399
Additions – externally purchased	103	–	–	1	–	–	104
Additions – internally developed	–	–	–	–	1,203	–	1,203
Capitalised product development – internally developed	–	–	–	–	(1,388)	1,388	–
Disposals	(8)	–	(28)	–	–	(159)	(195)
Balance at 31 March 2015	**458**	**147**	**61**	**619**	**1,582**	**3,644**	**6,511**
Additions – externally purchased	131	–	–	–	–	–	131
Additions – internally developed	–	–	–	–	1,227	–	1,227
Capitalised product development – internally developed	–	–	–	–	(1,242)	1,242	–
Disposals	(10)	–	–	–	–	(361)	(371)
Asset write-downs	–	–	–	–	(28)	–	(28)
Balance at 31 March 2016	**579**	**147**	**61**	**619**	**1,539**	**4,525**	**7,470**
Additions – externally purchased	100	–	–	14	–	–	114
Additions – internally developed	–	–	–	–	1,426	–	1,426
Capitalised product development – internally developed	–	–	–	–	(809)	809	–
Disposals	(84)	–	–	–	–	(138)	(222)
Balance at 31 March 2017	**595**	**147**	**61**	**633**	**2,156**	**5,196**	**8,788**
Amortisation and impairment							
Balance at 1 April 2014	95	85	46	–	–	933	1,159
Amortisation for the year	47	14	3	–	–	526	590
Disposals	(3)	–	(28)	–	–	(159)	(190)
Balance at 31 March 2015	**139**	**99**	**21**	**–**	**–**	**1,300**	**1,559**
Amortisation for the year	71	14	3	–	–	696	784
Disposals	(9)	–	–	–	–	(361)	(370)
Balance at 31 March 2016	**201**	**113**	**24**	**–**	**–**	**1,635**	**1,973**
Amortisation for the year	83	14	3	–	–	769	869
Disposals	(83)	–	–	–	–	(138)	(221)
Balance at 31 March 2017	**201**	**127**	**27**	**–**	**–**	**2,266**	**2,621**
Net book value							
At 31 March 2015	319	48	40	619	1,582	2,344	4,952
At 31 March 2016	378	34	37	619	1,539	2,890	5,497
At 31 March 2017	**394**	**20**	**34**	**633**	**2,156**	**2,930**	**6,167**

Company overview Strategic report Governance Financial statements 109 18 INTANGIBLE ASSETS (CONTINUED) Following a review of all product development in progress, £nil of costs were identified as being written-down and recognised as an expense within ‘Other expenses’ in the year ended 31 March 2017 (2016: £28 million, 2015: £nil). IMPAIRMENT TESTING The directors are of the view that the operations of the Group represent a single cash-generating unit. The intellectual property rights are considered to have an indefinite useful life on the basis of the expected longevity of the brand names. For the periods presented, the recoverable amount of the cash-generating unit has been calculated with reference to its value in use. The key assumptions of this calculation are shown below: As at 31 March 2017 2016 2015 Period on which management approved forecasts are based 5 years 5 years 5 years Growth rate applied beyond approved forecast period 1.9% 2.1% 2.2% Pre-tax discount rate 10.9% 11.2% 11.2% The growth rates used in the value in use calculation reflect those inherent within the Group’s business plan as approved by the JLR plc Board, which is primarily a function of the Group’s cycle plan assumptions, past performance and management’s expectation of future market developments through to 2021/22. The cash flows are then extrapolated into perpetuity assuming a growth rate of 1.9 per cent (2016: 2.1 per cent, 2015: 2.2 per cent). No reasonably possible change in any of the key assumptions would cause the recoverable amount to be less than the carrying value of the assets of the cash-generating unit. 19 OTHER ASSETS 2017 2016 2015 As at 31 March £m £m £m Current Recoverable VAT 243 218 221 Prepaid expenses 167 111 106 Research and development credit 97 82 69 Other 10 – – Total current other assets 517 411 396 Non-current Prepaid expenses 77 42 23 Other 3 3 3 Total non-current other assets 80 45 26

110 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20 DEFERRED TAX ASSETS AND LIABILITIES

Significant components of deferred tax asset and liability for the year ended 31 March 2017 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant and equipment	21	(9)	–	–	12
Provisions, allowances for doubtful receivables	224	(26)	–	24	222
Derivative financial instruments	240	(22)	329	–	547
Retirement benefits	110	(1)	143	–	252
Unrealised profit in inventory	127	65	–	–	192
Tax loss	175	34	–	–	209
Other	50	22	–	–	72
Total deferred tax asset	**947**	**63**	**472**	**24**	**1,506**
Deferred tax liabilities					
Intangible assets	946	49	–	–	995
Overseas unremitted earnings	31	29*	–	–	60
Total deferred tax liability	**977**	**78**	**–**	**–**	**1,055**
Presented as deferred tax asset**	354				511
Presented as deferred tax liability**	(384)				(60)

* Included within £29 million is a reversal of £18 million relating to withholding tax incurred on intercompany dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

At 31 March 2017, deferred tax assets of £511 million (2016: £354 million, 2015: £372 million) have been recognised in relation to deductible temporary differences, including unused tax losses, on the basis that it is probable that future taxable profits will be available against which those deductible temporary differences can be utilised.

At 31 March 2017, the Group had unused tax losses and other temporary differences amounting to £104 million (2016: £76 million, 2015: £nil) for which no deferred tax asset arises. As at 31 March 2017, £3 million (2016: £6 million, 2015: £nil) of those tax losses are subject to expiry in future periods, with £1 million due to expire in each of the fiscal years 2018 to 2020. The remaining balance is not expected to expire.

All deferred tax assets and deferred tax liabilities at 31 March 2017, 2016 and 2015 are presented as non-current.

Company overview | Strategic report | Governance | **Financial statements** | 111

20 DEFERRED TAX ASSETS AND LIABILITIES (CONTINUED)

Significant components of deferred tax asset and liability for the year ended 31 March 2016 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant and equipment	8	13	–	–	21
Provisions, allowances for doubtful receivables	227	(3)	–	–	224
Derivative financial instruments	261	(3)	(18)	–	240
Retirement benefits	187	36	(113)	–	110
Unrealised profit in inventory	146	(19)	–	–	127
Tax loss	220	(45)	–	–	175
Other	35	15	–	–	50
Total deferred tax asset	**1,084**	**(6)**	**(131)**	**–**	**947**
Deferred tax liabilities					
Intangible assets	852	94	–	–	946
Overseas unremitted earnings	59	(28)*	–	–	31
Total deferred tax liability	**911**	**66**	**–**	**–**	**977**
Presented as deferred tax asset**	372				354
Presented as deferred tax liability**	(199)				(384)

* Included within £28 million is a reversal of £20 million relating to withholding tax incurred on intercompany dividends paid in the year.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

At 31 March 2016, the Group had temporary differences relating to undistributed profits of equity accounted investees amounting to £37 million for which no deferred tax liability has been recognised as it was not expected to reverse in the foreseeable future.

Significant components of deferred tax asset and liability for the year ended 31 March 2015 are as follows:

	Opening balance £m	Recognised in profit or loss £m	Recognised in other comprehensive income £m	Foreign exchange £m	Closing balance £m
Deferred tax assets					
Property, plant and equipment	74	(66)	–	–	8
Provisions, allowances for doubtful receivables	190	25	–	12	227
Derivative financial instruments	–	31	230	–	261
Retirement benefits	135	(19)	71	–	187
Unrealised profit in inventory	138	8	–	–	146
Tax loss	375	(155)	–	–	220
Other	15	20	–	–	35
Total deferred tax asset	**927**	**(156)**	**301**	**12**	**1,084**
Deferred tax liabilities					
Property, plant and equipment	7	(7)	–	–	–
Intangible assets	713	139	–	–	852
Derivative financial instruments	133	–	(133)	–	–
Overseas unremitted earnings	141	(82)*	–	–	59
Total deferred tax liability	**989**	**55**	**(133)**	**–**	**911**
Presented as deferred tax asset**	284				372
Presented as deferred tax liability**	(346)				(199)

* Included within £82 million is a reversal of £59 million relating to withholding tax incurred on intercompany dividends paid in the year, and £62 million relating to withholding tax released as a result of changes in tax rates and laws expected to apply to future repatriation of intercompany dividends.

** For balance sheet presentation purposes, deferred tax assets and deferred tax liabilities are offset to the extent that they relate to the same taxation authority and are expected to be settled on a net basis.

112 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 21 CASH AND CASH EQUIVALENTS Cash and cash equivalents consist of the following: 2017 2016 2015 As at 31 March £m £m £m Cash and cash equivalents 2,878 3,399 3,208 Included within the cash and cash equivalents balance of £2,878 million (2016: £3,399 million, 2015: £3,208 million) are amounts of £nil (2016: £12 million, 2015: £nil) which are not considered to be available for use by the Group at the balance sheet date. The balance at 31 March 2016 comprised £7 million relating to amounts held by solicitors to settle a capital commitment and £5 million relating to amounts that are required by local legislation to be held for use on specific marketing activities. 22 ALLOWANCES FOR TRADE AND OTHER RECEIVABLES Changes in the allowances for trade and other receivables are as follows: 2017 2016 2015 Year ended 31 March £m £m £m At beginning of year 60 11 8 Charged during the year – 49 3 Utilised during the year (1) – –Unused amounts reversed (13) – –Foreign currency translation 14 – – At end of year 60 60 11 23 INVENTORIES As at 31 March 2017 2016 2015 £m £m £m Raw materials and consumables 117 92 80 Work-in-progress 330 379 298 Finished goods 3,017 2,214 2,038 Total inventories 3,464 2,685 2,416 Inventories of finished goods include £326 million (2016: £250 million, 2015: £187 million), relating to vehicles sold to rental car companies, fleet customers and others with guaranteed repurchase arrangements. Cost of inventories (including cost of purchased products) recognised as an expense during the year amounted to £17,615 million (2016: £15,437 million, 2015: £15,041 million). During the year, the Group recorded an inventory write-down expense of £16 million (2016: £230 million, 2015: £40 million), excluding a reversal of a write-down recorded in a previous period in relation to the Tianjin incident of £94 million (2016, 2015: £nil). The write-down excluding this reversal is included in ‘Material and other cost of sales’. 24 ACCOUNTS PAYABLE As at 31 March 2017 2016 2015 £m £m £m Trade payables 4,384 3,899 3,483 Liabilities to employees 151 153 185 Liabilities for expenses 1,606 1,357 1,298 Capital creditors 367 349 484 Total accounts payable 6,508 5,758 5,450

Company overview Strategic report Governance Financial statements 113

25 INTEREST BEARING LOANS AND BORROWINGS

As at 31 March	2017 £m	2016 £m	2015 £m
Short-term borrowings			
Bank loans	179	116	156
Short-term borrowings	**179**	**116**	**156**
Long-term borrowings			
EURO MTF listed debt	3,395	2,373	2,381
Long-term borrowings	**3,395**	**2,373**	**2,381**
Finance lease obligations (see note 36)	7	11	13
Total debt	**3,581**	**2,500**	**2,550**

EURO MTF LISTED DEBT

The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility (EURO MTF) market.

Details of the tranches of the bonds outstanding at 31 March 2017 are as follows:

- $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013
- $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013
- £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014
- $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014
- £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015
- $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015
- €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017
- £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017

Details of the tranches of the bond repaid in the year ended 31 March 2017 are as follows:

- $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011

Details of the tranches of the bond repaid in the year ended 31 March 2016 are as follows:

- £58 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012

Details of the tranches of the bond repaid in the year ended 31 March 2015 are as follows:

- $326 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011
- £442 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012

The contractual cash flows of interest bearing debt (excluding finance leases) are set out below, including estimated interest payments, and assumes the debt will be repaid at the maturity date.

As at 31 March	2017 £m	2016 £m	2015 £m
Due in			
1 year or less	321	233	279
Between 1 and 3 years	1,610	717	240
Between 3 and 5 years	848	857	1,403
More than 5 years	1,414	1,292	1,336
Total contractual cash flows	**4,193**	**3,099**	**3,258**

UNDRAWN FACILITIES

As at 31 March 2017 and 2016, the Group has a fully undrawn revolving credit facility of £1,870 million. This facility is available in full until 2020. As at 31 March 2015, the Group had a fully undrawn revolving credit facility of £1,485 million and £1,290 million respectively in a facility split into three-year and five-year tranches available until 2016 and 2018.

114 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26 OTHER FINANCIAL LIABILITIES

As at 31 March	2017 £m	2016 £m	2015 £m
Current			
Finance lease obligations	2	5	4
Interest accrued	27	25	25
Derivative financial instruments	1,760	666	697
Liability for vehicles sold under a repurchase arrangement	350	266	197
Total current other financial liabilities	**2,139**	**962**	**923**
Non-current			
Finance lease obligations	5	6	9
Derivative financial instruments	1,391	809	832
Other payables	3	2	1
Total non-current other financial liabilities	**1,399**	**817**	**842**

27 PROVISIONS

As at 31 March	2017 £m	2016 £m	2015 £m
Current			
Product warranty	511	441	426
Legal and product liability	114	99	50
Provisions for residual risk	7	6	4
Provision for environmental liability	12	8	5
Other employee benefits obligations	–	1	–
Total current provisions	**644**	**555**	**485**
Non-current			
Product warranty	879	688	585
Legal and product liability	47	–	–
Provision for residual risk	27	13	16
Provision for environmental liability	22	23	26
Other employee benefits obligations	13	9	12
Total non-current provisions	**988**	**733**	**639**

Year ended 31 March 2017	Product warranty £m	Legal and product liability £m	Residual risk £m	Environmental liability £m	Other employee benefits obligations £m	Total £m
Opening balance	1,129	99	19	31	10	1,288
Provisions made during the year	846	119	18	3	3	989
Reclassification from accounts payable	–	19	–	–	–	19
Provisions used during the year	(581)	(23)	(5)	–	–	(609)
Unused amounts reversed in the period	(23)	(54)	–	–	–	(77)
Impact of unwind of discounting	19	–	–	–	–	19
Foreign currency translation	–	1	2	–	–	3
Closing balance	**1,390**	**161**	**34**	**34**	**13**	**1,632**

Company overview Strategic report Governance Financial statements 115 27 PROVISIONS (CONTINUED) PRODUCT WARRANTY PROVISION The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to five years. LEGAL AND PRODUCT LIABILITY PROVISION A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty. RESIDUAL RISK PROVISION In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years. ENVIRONMENTAL RISK PROVISION This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty. 28 OTHER LIABILITIES 2017 2016 2015 As at 31 March £m £m £m Current Liabilities for advances received 92 139 183 Deferred revenue 167 93 54 VAT 171 131 88 Other taxes payable 38 35 27 Others 22 29 22 Total current other liabilities 490 427 374 Non-current Deferred revenue 338 170 96 Others 24 34 22 Total non-current other liabilities 362 204 118

116 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 29 CAPITAL AND RESERVES 2017 2016 2015 As at 31 March £m £m £m Authorised, called up and fully paid 1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501 Total capital 1,501 1,501 1,501 The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The capital redemption reserve of £167 million (2016, 2015: £167 million) was created in March 2011 on the cancellation of share capital. 30 OTHER RESERVES The movement of other reserves is as follows: Translation reserve Hedging reserve Retained earnings Total other reserves £m £m £m £m Balance at 1 April 2016 (363) (873) 7,182 5,946 Profit for the year – – 1,272 1,272 Remeasurement of defined benefit obligation – – (895) (895) Loss on effective cash flow hedges – (3,037) – (3,037) Currency translation differences 34 – – 34 Income tax related to items recognised in other comprehensive income – 583 143 726 Cash flow hedges reclassified to profit or loss – 1,271 – 1,271 Income tax related to items reclassified to profit or loss – (254) – (254) Dividend paid – – (150) (150) Balance at 31 March 2017 (329) (2,310) 7,552 4,913 Balance at 1 April 2015 (362) (910) 5,644 4,372 Profit for the year – – 1,312 1,312 Remeasurement of defined benefit obligation – – 489 489 Loss on effective cash flow hedges* – (126) – (126) Currency translation differences (1) – – (1) Income tax related to items recognised in other comprehensive income* – 18 (113) (95) Cash flow hedges reclassified to profit or loss* – 181 – 181 Income tax related to items reclassified to profit or loss* – (36) – (36) Dividend paid – – (150) (150) Balance at 31 March 2016 (363) (873) 7,182 5,946 Balance at 1 April 2014 (383) 539 4,040 4,196 Profit for the year – – 2,038 2,038 Remeasurement of defined benefit obligation – – (355) (355) Loss on effective cash flow hedges* – (1,734) – (1,734) Currency translation differences 21 – – 21 Income tax related to items recognised in other comprehensive income* – 347 71 418 Cash flow hedges reclassified to profit or loss* – (78) – (78) Income tax related to items reclassified to profit or loss* – 16 – 16 Dividend paid – – (150) (150) Balance at 31 March 2015 (362) (910) 5,644 4,372 * Comparative information for the years ended 31 March 2016 and 31 March 2015 has been restated; however, there was no impact upon the closing hedge reserve as reported.

Company overview Strategic report Governance Financial statements 117 31 DIVIDENDS 2017 2016 2015 Year ended 31 March £m £m £m Dividend proposed for the previous year paid during the year of £0.10 (2016, 2015: £0.10) per ordinary share 150 150 150 Amounts recognised as distributions to equity holders during the year 150 150 150 Proposed dividend for the year of £0.10 (2016, 2015: £0.10) per ordinary share 150 150 150 In May 2017, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). £60 million of this amount was paid in June 2017. 32 EMPLOYEE BENEFITS The Group operates defined benefit pension schemes for qualifying employees of certain of its subsidiaries. The UK defined benefit schemes are administered by a trustee that is legally separated from the Group. The trustee of the pension schemes is required by law to act in the interest of the fund and of all relevant stakeholders in the schemes, and is responsible for the investment policy with regard to the assets of the schemes and all other governance matters. The board of the trustee must be composed of representatives of the Group and scheme participants in accordance with each scheme’s regulations. Under the schemes, the employees are entitled to post-retirement benefits based on their length of service and salary. Through its defined benefit pension schemes, the Group is exposed to a number of risks, the most significant of which are detailed below. ASSET VOLATILITY The schemes’ liabilities are calculated using a discount rate set with reference to corporate bond yields; if the schemes’ assets underperform against these corporate bonds, this will create or increase a deficit. The defined benefit schemes hold a significant proportion of equity type assets, which are expected to outperform corporate bonds in the long term although introduce volatility and risk in the short term. The UK schemes hold a substantial level of index-linked gilts and other inflation and interest rate hedging instruments in order to reduce the volatility of assets compared to the liability value, although these will lead to asset value volatility. As the schemes mature, the Group intends to reduce the level of investment risk by investing more in assets that better match the liabilities. However, the Group believes that due to the long-term nature of the schemes’ liabilities and the strength of the supporting group, a level of continuing equity type investments is currently an appropriate element of the Group’s long-term strategy to manage the schemes efficiently. CHANGES IN BOND YIELDS A decrease in corporate bond yields will increase the schemes’ liabilities, although this is expected to be partially offset by an increase in the value of the schemes’ assets, specifically the bond holdings and interest rate hedging instruments. INFLATION RISK Some of the Group’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the schemes against high inflation). As noted above, schemes hold a significant proportion of assets in index-linked gilts, together with other inflation hedging instruments and also assets that are more closely correlated with inflation. However, an increase in inflation will also create or increase the deficit to some degree. LIFE EXPECTANCY The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the schemes’ liabilities. This is particularly significant in the UK defined benefit schemes, where inflationary increases result in higher sensitivity to changes in life expectancy.

118 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

32 EMPLOYEE BENEFITS (CONTINUED)

The following tables set out the disclosures pertaining to the retirement benefit amounts recognised in the consolidated financial statements prepared in accordance with IAS 19:

CHANGE IN PRESENT VALUE OF DEFINED BENEFIT OBLIGATION

Year ended 31 March	2017 £m	2016 £m	2015 £m
Defined benefit obligation at beginning of year	7,668	7,883	6,053
Current service cost	198	224	168
Interest expense	275	263	274
Actuarial (gains)/losses arising from:			
Changes in demographic assumptions	(76)	(36)	(20)
Changes in financial assumptions	2,335	(569)	1,454
Experience adjustments	(213)	63	101
Past service cost	–	–	1
Exchange differences on foreign schemes	5	3	–
Member contributions	2	2	2
Benefits paid	(225)	(165)	(149)
Other adjustments	–	–	(1)
Defined benefit obligation at end of year	**9,969**	**7,668**	**7,883**

CHANGE IN FAIR VALUE OF SCHEME ASSETS

Year ended 31 March	2017 £m	2016 £m	2015 £m
Fair value of schemes' assets at beginning of year	7,103	6,997	5,382
Interest income	258	233	246
Remeasurement gain/(loss) on the return of schemes' assets, excluding amounts included in interest income	1,149	(52)	1,178
Administrative expenses	(9)	(8)	(8)
Exchange differences on foreign schemes	3	1	1
Employer contributions	227	95	346
Member contributions	2	2	2
Benefits paid	(225)	(165)	(149)
Other adjustments	–	–	(1)
Fair value of scheme assets at end of year	**8,508**	**7,103**	**6,997**

The actual return on the schemes' assets for the year ended 31 March 2017 was £1,407 million (2016: £181 million, 2015: £1,424 million).

Amounts recognised in the consolidated income statement consist of:

Year ended 31 March	2017 £m	2016 £m	2015 £m
Current service cost	198	224	168
Past service cost	–	–	1
Administrative expenses	9	8	8
Net interest cost (including onerous obligations)	17	30	28
Components of defined benefit cost recognised in the consolidated income statement	**224**	**262**	**205**

Company overview Strategic report Governance **Financial statements** 119

32 EMPLOYEE BENEFITS (CONTINUED)

Amounts recognised in the consolidated statement of comprehensive income consists of:

Year ended 31 March	2017 £m	2016 £m	2015 £m
Actuarial gains/(losses) arising from:			
Changes in demographic assumptions	76	36	20
Changes in financial assumptions	(2,335)	569	(1,454)
Experience adjustments	213	(63)	(101)
Remeasurement gain/(loss) on the return of schemes' assets, excluding amounts included in interest income	1,149	(52)	1,178
Change in restriction of pension asset recognised (as per IFRIC 14)	–	1	2
Change in onerous obligation, excluding amounts included in interest expense	2	(2)	–
Remeasurement (loss)/gain on defined benefit obligation	**(895)**	**489**	**(355)**

Amounts recognised in the consolidated balance sheet consist of:

As at 31 March	2017 £m	2016 £m	2015 £m
Present value of unfunded defined benefit obligations	(2)	(1)	(1)
Present value of funded defined benefit obligations	(9,967)	(7,667)	(7,882)
Fair value of schemes' assets	8,508	7,103	6,997
Restriction of pension asset recognised (as per IFRIC 14) and onerous obligations	–	(2)	(1)
Net retirement benefit obligation	**(1,461)**	**(567)**	**(887)**
Presented as non-current liability	(1,461)	(567)	(887)

The most recent actuarial valuations of the schemes' assets and the present value of the defined benefit liability for accounting purposes were carried out at 31 March 2017 by a qualified independent actuary. The present value of the defined benefit liability, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used in accounting for the pension schemes are set out below:

Year ended 31 March	2017 %	2016 %	2015 %
Discount rate	2.6	3.6	3.4
Expected rate of increase in compensation level of covered employees	3.7	3.5	3.6
Inflation increase	3.2	3.0	3.1

For the valuation at 31 March 2017 and 31 March 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120 per cent for males and 110 per cent for females has been used for the Jaguar Pension Plan, 115 per cent for males and 105 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for the Jaguar Executive Pension Plan.

For the valuation at 31 March 2015, the mortality assumptions used are the SAPS base table, in particular S1NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 115 per cent has been used for the Jaguar Pension Plan, 110 per cent for the Land Rover Pension Scheme, and 105 per cent for males and 90 per cent for females for the Jaguar Executive Pension Plan.

There is an allowance for future improvements in line with the CMI (2014) projections and an allowance for long-term improvements of 1.25 per cent per annum (2016, 2015: CMI (2014) projections with 1.25 per cent per annum improvements).

120 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

32 EMPLOYEE BENEFITS (CONTINUED)

The assumed life expectations on retirement at age 65 are:

As at 31 March	2017 years	2016 years	2015 years
Retiring today:			
Males	21.5	21.5	21.4
Females	24.5	24.4	23.9
Retiring in 20 years:			
Males	23.3	23.2	23.1
Females	26.3	26.2	25.8

The Group noted that on 27 March 2017, a new mortality projection model (CMI (2016)) was released that potentially indicated a small reduction in longevity of, on average, 0.5 years compared to current assumptions. The Group considered adopting the new mortality tables and noted that there was uncertainty about the appropriate level of initial mortality improvements, both for the general population and when applying the model to other populations. On this basis, following discussion with and recommendation by the Group's pension advisor, it is considered that the CMI (2014) mortality tables represent the Group's best estimate of the future longevity of its defined benefit schemes' members both during and after employment as at 31 March 2017.

The sensitivity analysis below is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability recognised within the consolidated balance sheet.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous periods.

Assumption	Change in assumption	Impact on scheme liabilities	Impact on service cost
Discount rate	Increase/decrease by 0.25%	Decrease/increase by c.£550 million	Decrease/increase by c.£10 million
Inflation rate	Increase/decrease by 0.25%	Decrease/increase by c.£490 million	Decrease/increase by c.£10 million
Mortality	Increase/decrease by 1 year	Decrease/increase by c.£290 million	Decrease/increase by c.£10 million

Company overview Strategic report Governance **Financial statements** 121

32 EMPLOYEE BENEFITS (CONTINUED)

The fair value of scheme assets is represented by the following major categories:

As at 31 March	2017 Quoted* £m	2017 Unquoted £m	2017 Total £m	2017 %	2016 Quoted* £m	2016 Unquoted £m	2016 Total £m	2016 %	2015 Quoted* £m	2015 Unquoted £m	2015 Total £m	2015 %
Equity instruments												
Information technology	142	–	142	2%	125	–	125	2%	118	–	118	1%
Energy	61	–	61	1%	53	–	53	1%	70	–	70	1%
Manufacturing	104	–	104	1%	98	–	98	1%	96	–	96	1%
Financials	164	–	164	2%	178	–	178	3%	184	–	184	3%
Other	452	–	452	5%	437	–	437	6%	417	–	417	6%
	923	**–**	**923**	**11%**	**891**	**–**	**891**	**13%**	**885**	**–**	**885**	**12%**
Debt instruments												
Government	2,929	–	2,929	34%	2,590	–	2,590	36%	2,699	12	2,711	39%
Corporate bonds (investment grade)	20	2,071	2,091	25%	158	1,461	1,619	23%	38	1,198	1,236	18%
Corporate bonds (Non-investment grade)	123	414	537	6%	165	280	445	6%	54	476	530	7%
	3,072	**2,485**	**5,557**	**65%**	**2,913**	**1,741**	**4,654**	**65%**	**2,791**	**1,686**	**4,477**	**64%**
Property funds												
UK	–	190	190	2%	67	115	182	3%	131	113	244	3%
Other	–	156	156	2%	76	48	124	2%	52	17	69	1%
	–	**346**	**346**	**4%**	**143**	**163**	**306**	**5%**	**183**	**130**	**313**	**4%**
Cash and cash equivalents	**93**	**–**	**93**	**1%**	**170**	**–**	**170**	**2%**	**130**	**–**	**130**	**2%**
Other												
Hedge funds	–	403	403	5%	–	373	373	5%	–	392	392	6%
Private markets	–	174	174	2%	–	80	80	1%	–	56	56	1%
Alternatives	327	379	706	8%	347	88	435	6%	170	146	316	5%
	327	**956**	**1,283**	**15%**	**347**	**541**	**888**	**12%**	**170**	**594**	**764**	**12%**
Derivatives												
Foreign exchange contracts	–	17	17	–	–	(9)	(9)	–	–	(13)	(13)	–
Interest rate and inflation	–	289	289	4%	–	203	203	3%	–	441	441	6%
	–	**306**	**306**	**4%**	**–**	**194**	**194**	**3%**	**–**	**428**	**428**	**6%**
Total	**4,415**	**4,093**	**8,508**	**100%**	**4,464**	**2,639**	**7,103**	**100%**	**4,159**	**2,838**	**6,997**	**100%**

* Quoted prices for identical assets or liabilities in active markets

As at 31 March 2017, the schemes held Gilt Repos, the net value of these transactions is included in the value of interest rate and inflation derivatives. The value of the funding obligation for the Repo transactions is £843 million at 31 March 2017 (2016: £373 million, 2015: £nil).

The split of Level 1 assets is 66 per cent (2016: 63 per cent, 2015: 59 per cent), Level 2 assets 27 per cent (2016: 31 per cent, 2015: 37 per cent) and Level 3 assets 7 per cent (2016: 6 per cent, 2015: 4 per cent). Private market holdings are classified as Level 3 instruments. Included in the value for Interest rate and inflation derivatives are Repo transactions, as noted above.

Jaguar Land Rover contributes towards the UK defined benefit schemes. Following the 5 April 2015 valuations, it is intended to eliminate the pension scheme funding deficits over the 10 years following the valuation date. As at 31 March 2017, there is no additional liability; however, following the changes to the defined benefit schemes' rules in April 2017, an additional obligation may arise in the future. The current agreed contribution rate for defined benefit accrual is 31 per cent of pensionable salaries in the UK. Deficit contribution levels remain in line with prior expectation for 2016–2018 and then increase to £58 million per annum to March 2025.

The average duration of the benefit obligations at 31 March 2017 is 21.6 years (2016: 20.5 years, 2015: 23.5 years).

122 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 32 EMPLOYEE BENEFITS (CONTINUED) On 3 April 2017, Jaguar Land Rover approved and communicated to its defined benefit schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and has been recognised in Fiscal 2017/18. Excluding this past service credit but allowing for the new benefit structure from 6 April 2017, the expected net periodic pension cost for the year ended 31 March 2018 is £249 million. The Group expects to pay £302 million to its defined benefit schemes, in total, for the year ended 31 March 2018. DEFINED CONTRIBUTION SCHEMES The Group’s contribution to defined contribution schemes for the year ended 31 March 2017 was £57 million (2016: £47 million, 2015: £33 million). 33 COMMITMENTS AND CONTINGENCIES In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount. The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows. LITIGATION AND PRODUCT RELATED MATTERS The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims as at 31 March 2017 of £7 million (2016: £6 million, 2015: £11 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers. The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue. OTHER TAXES AND DUTIES During the year ended 31 March 2015, the Group’s Brazilian subsidiary received a demand for 167 million Brazilian Real (£43 million at 31 March 2017 exchange rate) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly, no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness. The Group has no other significant tax matters in dispute as at 31 March 2017, 2016 or 2015 where a potential loss was considered possible.

Company overview | Strategic report | Governance | **Financial statements** | 123

33 COMMITMENTS AND CONTINGENCIES (CONTINUED)

COMMITMENTS

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £2,047 million (2016: £797 million, 2015: £814 million) and £31 million (2016: £12 million, 2015: £nil) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £82 million (2016: £28 million, 2015: £2 million). These mainly related to government body investigations with regards legislation and regulation compliance, support provided to the dealer network, termination clauses and supply chain arrangements. The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (2016, 2015: £nil) and trade receivables with a carrying amount of £179 million (2016: £116 million, 2015: £156 million) and property, plant and equipment with a carrying amount of £nil (2016, 2015: £nil) and restricted cash with a carrying amount of £nil (2016, 2015: £nil) are pledged as collateral/security against the borrowings and commitments. Commitments related to leases are set out in note 36.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 31 March 2017. The outstanding commitment of CNY 625 million translates to £73 million at 31 March 2017 exchange rate.

34 CAPITAL MANAGEMENT

The Group's objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. In addition, covenants (such as Adjusted EBITDA to interest ratios) related to the Group's financing arrangements are regularly monitored and compliance is certified annually.

The following table summarises the capital of the Group:

As at 31 March	2017 £m	2016 £m	2015 £m
Short-term debt	181	121	160
Long-term debt	3,400	2,379	2,390
Total debt*	**3,581**	**2,500**	**2,550**
Equity	6,581	7,614	6,040
Total capital	**10,162**	**10,114**	**8,590**

* Total debt includes finance lease obligations of £7 million (2016: £11 million, 2015: £13 million).

124 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35 FINANCIAL INSTRUMENTS

This section gives an overview of the significance of financial instruments for the Group and provides additional information on balance sheet items that contain financial instruments.

The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2.

(A) FINANCIAL ASSETS AND LIABILITIES

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2017:

Financial assets

	Loans and receivables £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	2,878	–	–	2,878	2,878
Short-term deposits	2,609	–	–	2,609	2,609
Trade receivables	1,273	–	–	1,273	1,273
Other financial assets – current	49	133	36	218	218
Other financial assets – non-current	15	205	50	270	270
Total financial assets	**6,824**	**338**	**86**	**7,248**	**7,248**

Financial liabilities

	Other financial liabilities £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	6,508	–	–	6,508	6,508
Short-term borrowings	179	–	–	179	179
Long-term borrowings	2,432	963	–	3,395	3,489
Other financial liabilities – current	379	1,517	243	2,139	2,139
Other financial liabilities – non-current	8	1,379	12	1,399	1,399
Total financial liabilities	**9,506**	**3,859**	**255**	**13,620**	**13,714**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2016:

Financial assets

	Loans and receivables £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	3,399	–	–	3,399	3,399
Short-term deposits	1,252	–	–	1,252	1,252
Trade receivables	1,078	–	–	1,078	1,078
Other financial assets – current	64	54	19	137	137
Other financial assets – non-current	31	143	11	185	185
Total financial assets	**5,824**	**197**	**30**	**6,051**	**6,051**

Company overview Strategic report Governance **Financial statements** 125

35 FINANCIAL INSTRUMENTS (CONTINUED)

Financial liabilities

	Other financial liabilities £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	5,758	–	–	5,758	5,758
Short-term borrowings	116	–	–	116	116
Long-term borrowings	2,373	–	–	2,373	2,398
Other financial liabilities – current	296	563	103	962	962
Other financial liabilities – non-current	8	752	57	817	817
Total financial liabilities	**8,551**	**1,315**	**160**	**10,026**	**10,051**

The following table shows the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2015:

Financial assets

	Loans and receivables £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Cash and cash equivalents	3,208	–	–	3,208	3,208
Short-term deposits	1,055	–	–	1,055	1,055
Trade receivables	1,112	–	–	1,112	1,112
Other financial assets – current	38	175	1	214	214
Other financial assets – non-current	27	20	2	49	49
Total financial assets	**5,440**	**195**	**3**	**5,638**	**5,638**

Financial liabilities

	Other financial liabilities £m	Derivatives and financial instruments in cash flow hedging relationship £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Accounts payable	5,450	–	–	5,450	5,450
Short-term borrowings	156	–	–	156	156
Long-term borrowings	2,381	–	–	2,381	2,459
Other financial liabilities – current	226	669	28	923	923
Other financial liabilities – non-current	10	789	43	842	842
Total financial liabilities	**8,223**	**1,458**	**71**	**9,752**	**9,830**

OFFSETTING

Certain financial assets and financial liabilities are subject to offsetting where there is currently a legally enforceable right to set off recognised amounts and the Group intends to either settle on a net basis or to realise the asset and settle the liability simultaneously.

Derivative financial assets and financial liabilities are subject to master netting arrangements whereby in the case of insolvency, derivative financial assets and financial liabilities can be settled on a net basis.

126 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35 FINANCIAL INSTRUMENTS (CONTINUED)

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2017:

	Gross amount recognised £m	Gross amount of recognised set-off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	424	–	424	(419)	–	5
Cash and cash equivalents	2,909	(31)	2,878	–	–	2,878
	3,333	**(31)**	**3,302**	**(419)**	**–**	**2,883**
Financial liabilities						
Derivative financial liabilities	3,151	–	3,151	(419)	–	2,732
Short-term borrowings	210	(31)	179	–	–	179
	3,361	**(31)**	**3,330**	**(419)**	**–**	**2,911**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2016:

	Gross amount recognised £m	Gross amount of recognised set-off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	227	–	227	(227)	–	–
Cash and cash equivalents	3,507	(108)	3,399	–	–	3,399
	3,734	**(108)**	**3,626**	**(227)**	**–**	**3,399**
Financial liabilities						
Derivative financial liabilities	1,475	–	1,475	(227)	–	1,248
Short-term borrowings	224	(108)	116	–	–	116
	1,699	**(108)**	**1,591**	**(227)**	**–**	**1,364**

The following table discloses the amounts that have been offset in arriving at the consolidated balance sheet presentation and the amounts that are available for offset only under certain conditions as at 31 March 2015:

	Gross amount recognised £m	Gross amount of recognised set-off in the balance sheet £m	Net amount presented in the balance sheet £m	Gross amount not offset in the balance sheet £m	Cash collateral (received)/ pledged £m	Net amount after offsetting £m
Financial assets						
Derivative financial assets	198	–	198	(198)	–	–
Cash and cash equivalents	3,301	(93)	3,208	–	–	3,208
	3,499	**(93)**	**3,406**	**(198)**	**–**	**3,208**
Financial liabilities						
Derivative financial liabilities	1,529	–	1,529	(198)	–	1,331
Short-term borrowings	249	(93)	156	–	–	156
	1,778	**(93)**	**1,685**	**(198)**	**–**	**1,487**

Company overview Strategic report Governance Financial statements 127 35 FINANCIAL INSTRUMENTS (CONTINUED) Fair value hierarchy Financial instruments held at fair value are required to be measured by reference to the following levels: • Quoted prices in an active market (Level 1): this level of hierarchy includes ?nancial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities; • Valuation techniques with observable inputs (Level 2): this level of hierarchy includes ?nancial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and • Valuation techniques with signi?cant unobservable inputs (Level 3): this level of hierarchy includes ?nancial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data. There has been no change in the valuation techniques adopted or any transfers between fair value levels in either current or prior financial periods as presented. The financial instruments that are measured subsequent to initial recognition at fair value are classified as Level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices that are observable. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. Fair value of forward derivative financial assets and liabilities are estimated by discounting expected future contractual cash flows using prevailing market interest rate curves from Reuters. Commodity swap contracts are similarly fair valued by discounting expected future contractual cash flows. Option contracts on foreign currency are entered into on a zero cost collar basis and fair value estimates are calculated from standard Black-Scholes options pricing methodology, using prevailing market interest rates and volatilities. Additionally, a credit valuation adjustment/debit value adjustment is taken on derivative financial assets and liabilities and is calculated by discounting the fair value gain or loss on the financial derivative using credit default swap (CDS) prices quoted for the counterparty or Jaguar Land Rover respectively. CDS prices are obtained from Reuters. The long-term unsecured listed bonds are held at amortised cost. Their fair value for disclosure purposes is determined using Level 1 valuation techniques, based on the closing price as at 31 March 2017 on the Luxembourg Stock Exchange multilateral trading facility (EURO MTF) market. Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant. Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Group could have realised in a sales transaction as of the respective dates. The estimated fair value amounts as at 31 March 2017, 2016 and 2015 have been measured as at the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end. (B) FINANCIAL RISK MANAGEMENT The Group is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The management of foreign currency exchange rate risk is discussed in the Strategic report. The Group has a risk management framework in place, which monitors all of these risks as discussed below. This framework is approved by the JLR plc Board. (C) FOREIGN CURRENCY EXCHANGE RATE RISK The fluctuation in foreign currency exchange rates may have a potential impact on the consolidated income statement, the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity and the consolidated cash flow statement, where any transaction references more than one currency or where assets/ liabilities are denominated in a currency other than the functional currency of the respective consolidated entities.

128 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35 FINANCIAL INSTRUMENTS (CONTINUED)

Considering the countries and economic environment in which the Group operates, its operations are subject to risks arising from fluctuations in exchange rates in those countries. The risks primarily relate to fluctuations in US Dollar, Chinese Yuan and Euro against the functional currency of the Company and its subsidiaries (considered to be GBP and Euro).

Hedge accounting exposures

The Group uses foreign currency contracts to hedge its risk associated with foreign currency fluctuations relating to highly probable forecast transactions. The fair value of such contracts designated in the hedge relationship as at 31 March 2017 was a net liability of £2,558 million (2016: £1,118 million, 2015: £1,263 million).

Cash flow hedges are expected to be recognised in profit or loss during the years ending 31 March 2018 to 31 March 2022. The Group also has a number of foreign currency options that are entered into as an economic hedge of the financial risks of the Group. The time value of options is excluded from the hedge relationship and thus the change in time value is recognised immediately in the consolidated income statement.

Changes in the fair value of foreign currency contracts, to the extent determined to be an effective hedge, are recognised in the consolidated statement of comprehensive income, and the ineffective portion of the fair value change is recognised in the consolidated income statement. Accordingly, the fair value change of net loss of £2,887 million (2016: loss of £126 million (restated), 2015: loss of £1,734 million (restated)) was recognised in other comprehensive income. Cash flow hedges reclassified to the consolidated income statement were a loss of £1,271 million (2016: loss of £181 million (restated), 2015: gain of £78 million (restated)). The loss due to hedge ineffectiveness where forecast transactions are no longer expected to occur was £40 million (2016: £2 million, 2015: £5 million), which has been recognised in 'Foreign exchange loss' in the consolidated income statement. The loss on derivative contracts not eligible for hedging was £18 million (2016: gain of £88 million, 2015: loss of £161 million), which has been recognised in 'Foreign exchange loss' in the consolidated income statement.

The total loss reported in other comprehensive income for cash flow hedges was £1,766 million (2016: gain of £55 million, 2015: loss of £1,812 million).

A 10 per cent depreciation/appreciation in Sterling against the foreign currency underlying such foreign currency contracts (excluding US Dollar bonds designated in a cash flow hedging relationship) would have resulted in an approximate additional (loss)/gain of (£1,684) million/£1,609 million (2016: (£1,824) million/£1,690 million, 2015: £(1,382) million/£1,251 million) in equity and a gain/(loss) of £116 million/(£30) million (2016: £60 million/£54 million, 2015: £165 million/(£91) million) in the consolidated income statement.

In addition to using foreign currency derivative contracts to economically hedge future revenue in US Dollars, the Group issues bonds denominated in US Dollars to give a degree of natural hedging of future sales revenues. During the year, the Group designated US Dollar bonds, with a principal amount of $1.2 billion in a cash flow hedge relationship against forecast US Dollar revenue between the periods 2018 to 2020. As a result, a loss of £150 million has been recognised within other comprehensive income.

Balance sheet exposures

The Group is also exposed to fluctuations in exchange rates, which impact the valuation of foreign currency denominated assets and liabilities of its National Sales Companies and also foreign currency denominated balances on the Group's balance sheet at each reporting period end.

The following table sets forth information relating to foreign currency exposure as at 31 March 2017:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	1,122	490	1,135	405	3,152
Financial liabilities	(2,893)	(415)	(2,598)	(356)	(6,262)
Net exposure (liability)/asset	**(1,771)**	**75**	**(1,463)**	**49**	**(3,110)**

A 10 per cent appreciation/depreciation of the US Dollar would result in an additional loss/gain of £93 million in equity and a loss/gain of £84 million in the consolidated income statement. A 10 per cent appreciation/depreciation of the Chinese Yuan would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £8 million, and a 10 per cent appreciation/depreciation of the Euro would result in an decrease/increase in the Group's net profit before tax and total equity by approximately £146 million respectively for the year ended 31 March 2017.

Company overview Strategic report Governance **Financial statements** 129

35 FINANCIAL INSTRUMENTS (CONTINUED)

The following table sets forth information relating to foreign currency exposure as at 31 March 2016:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	664	666	621	384	2,335
Financial liabilities	(2,367)	(571)	(1,670)	(326)	(4,934)
Net exposure (liability)/asset	**(1,703)**	**95**	**(1,049)**	**58**	**(2,599)**

A 10 per cent appreciation/depreciation of the US Dollar and Euro would result in an decrease/increase in the Group's net profit before tax and total equity by approximately £170 million and £105 million respectively for the year ended 31 March 2016.
A 10 per cent appreciation/depreciation of the Chinese Yuan would result in an increase/decrease in the Group's net profit before tax and total equity by approximately £10 million.

The following table sets forth information relating to foreign currency exposure as at 31 March 2015:

	US Dollar £m	Chinese Yuan £m	Euro £m	Others* £m	Total £m
Financial assets	727	742	483	312	2,264
Financial liabilities	(2,139)	(756)	(1,098)	(182)	(4,175)
Net exposure (liability)/asset	**(1,412)**	**(14)**	**(615)**	**130**	**(1,911)**

A 10 per cent appreciation/depreciation of the US Dollar, Chinese Yuan and Euro would result in a decrease/increase in the Group's net profit before tax and total equity by approximately £141 million, £1 million and £62 million respectively for the year ended 31 March 2015.

*Others include Japanese Yen, Russian Rouble, Singapore Dollar, Swiss Franc, Australian Dollar, South African Rand, Thai Baht, Korean Won etc.

(D) COMMODITY PRICE RISK

The Group is exposed to commodity price risk arising from the purchase of certain raw materials such as aluminium, copper, platinum and palladium. This risk is mitigated through the use of derivative contracts and fixed price contracts with suppliers. The derivative contracts do not qualify for hedge accounting as the commodity exposure does not meet the hedge accounting requirements of IAS 39.

The total fair value gain on commodities of £106 million (2016: loss of £113 million, 2015: loss of £38 million) has been recognised in 'Other income' in the consolidated income statement. The losses reported do not reflect the purchasing benefits received by the Group (which are included within 'Material and other cost of sales').

A 10 per cent appreciation/depreciation of all commodity prices underlying such contracts would have resulted in a gain/loss of £57 million (2016, 2015: £52 million).

(E) INTEREST RATE RISK

Interest rate risk is the risk that changes in market interest rates will lead to changes in interest income and expense for the Group.

In addition to issuing long-term fixed-rate bonds, the Group has other facilities in place which are primarily used to finance working capital that are subject to variable interest rates. When undertaking a new debt issuance, the JLR plc Board will consider the fixed/floating interest rate mix of the Group, the outlook for future interest rates and the appetite for certainty of funding costs.

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

As at 31 March 2017, net financial liabilities of £179 million (2016: £116 million, 2015: £156 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £2 million (2016: £1 million, 2015: £2 million) in the consolidated income statement and £nil (2016, 2015: £nil) in equity.

130 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

35 FINANCIAL INSTRUMENTS (CONTINUED)

(F) LIQUIDITY RISK

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group's policy on liquidity risk is to maintain sufficient liquidity in the form of cash and undrawn borrowing facilities to meet the Group's operating requirements with an appropriate level of headroom.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2017	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,395	3,982	133	687	1,748	1,414
Short-term borrowings	179	179	179	–	–	–
Finance lease obligations	7	11	2	2	2	5
Other financial liabilities	380	386	360	13	13	–
Accounts payable	6,508	6,508	6,508	–	–	–
Derivative financial instruments	3,151	3,992	1,950	1,294	748	–
Total contractual maturities	**13,620**	**15,058**	**9,132**	**1,996**	**2,511**	**1,419**

As at 31 March 2016	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,373	2,935	107	107	1,429	1,292
Short-term borrowings	116	116	116	–	–	–
Finance lease obligations	11	14	5	2	3	4
Other financial liabilities	293	316	276	12	28	–
Accounts payable	5,758	5,758	5,758	–	–	–
Derivative financial instruments	1,475	1,882	725	698	459	–
Total contractual maturities	**10,026**	**11,021**	**6,987**	**819**	**1,919**	**1,296**

As at 31 March 2015	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,381	3,066	111	110	1,510	1,335
Short-term borrowings	156	156	156	–	–	–
Finance lease obligations	13	15	6	5	4	–
Other financial liabilities	223	235	210	12	13	–
Accounts payable	5,450	5,450	5,450	–	–	–
Derivative financial instruments	1,529	1,903	753	616	534	–
Total contractual maturities	**9,752**	**10,825**	**6,686**	**743**	**2,061**	**1,335**

Company overview Strategic report Governance **Financial statements** 131

35 FINANCIAL INSTRUMENTS (CONTINUED)

(G) CREDIT RISK

The majority of the Group's credit risk pertains to the risk of financial loss arising from counterparty default on cash investments.

All Group cash is invested according to strict credit criteria and actively monitored by Group Treasury in conjunction with the current market valuation of derivative contracts. To support this, the JLR plc Board has implemented an investment policy that places limits on the maximum cash investment that can be made with any single counterparty depending on their published external credit rating.

To a lesser extent the Group has an exposure to counterparties on trade receivables. The Group will seek to mitigate credit risk on sales to third parties through the use of payment at the point of delivery, credit insurance and letters of credit from banks that meet internal rating criteria.

None of the financial instruments of the Group result in material concentrations of credit risks.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Group's cash equivalents, including term deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2017 (2016, 2015: no indications) that defaults in payment obligations will occur.

The Group has reviewed trade and other receivables not yet due and not impaired and no material issues have been identified. Trade and other receivables past due and impaired are set out below:

As at 31 March	2017 Gross £m	2017 Impairment £m	2016 Gross £m	2016 Impairment £m	2015 Gross £m	2015 Impairment £m
Not yet due	1,185	–	967	–	1,070	–
Overdue <3 months	92	4	145	31	56	–
Overdue 3-6 months	1	1	22	22	4	2
Overdue >6 months	57	55	12	7	12	9
Total	**1,335**	**60**	**1,146**	**60**	**1,142**	**11**

Included within trade receivables is £179 million (2016: £116 million, 2015: £156 million) of receivables that are part of a debt factoring arrangement. These assets do not qualify for derecognition due to the recourse arrangements in place. The related liability of £179 million (2016: £116 million, 2015: £156 million) is in short-term borrowings. Both the asset and associated liability are stated at fair value.

132 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 36 LEASES LEASES AS LESSEE The future minimum non-cancellable finance lease rentals are payable as follows: As at 31 March 2017 2016 2015 £m £m £m Less than one year 2 5 4 Between one and five years 4 5 9 More than five years 5 4 – Total lease payments 11 14 13 Less future finance charges (4) (3) – Present value of lease obligations 7 11 13 The above leases relate to amounts payable under the minimum lease payments on plant and equipment. The carrying value of these assets as at 31 March 2017 was £7 million (2016: £11 million, 2015: £13 million). The Group leased certain of its manufacturing equipment under finance leases that mature between 2017 and 2030. The Group will take ownership of all assets held under finance lease at the end of the lease term. The future minimum non-cancellable operating lease rentals are payable as follows: As at 31 March 2017 2016 2015 £m £m £m Less than one year 75 49 47 Between one and five years 209 72 60 More than five years 164 33 26 Total lease payments 448 154 133 The Group leases a number of buildings, plant and equipment and IT hardware and software under operating leases, certain of which have a renewal and/or purchase option in the normal course of business. LEASES AS LESSOR The future minimum lease receipts under non-cancellable operating leases are as follows: As at 31 March 2017 2016 2015 £m £m £m Less than one year – 2 2 Between one and five years 1 1 –More than five years 10 10 – Total lease receipts 11 13 2 The above leases relate to amounts receivable in respect of land and buildings and fleet car sales. The average lease life is 48 years.

Company overview | Strategic report | Governance | **Financial statements** | 133

37 ACQUISITION OF SUBSIDIARY

On 16 April 2015, the Group acquired 100 per cent of the share capital of Silkplan Limited, obtaining control of Silkplan Limited (prior to the entity being struck off). The amounts recognised in respect of the assets acquired are set out in the table below:

	£m
Recognised amounts of assets acquired	
Property, plant and equipment	11
Total identifiable assets	**11**
Total consideration	**11**
Satisfied by:	
Cash	11
Total consideration transferred and cash outflow arising on acquisition	**11**

No goodwill arose on the acquisition. Silkplan Limited contributed £nil revenue and £nil to the Group's profit for the period between the date of acquisition and 31 March 2016.

38 SEGMENT REPORTING

Operating segments are defined as components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Group operates in the automotive segment. The automotive segment includes all activities relating to design, development, manufacture and marketing of vehicles including financing thereof, as well as sale of related parts and accessories from which the Group derives its revenues. The Group has only one operating segment, so no separate segment report is given.

The geographic spread of sales by customer location and non-current assets is as disclosed below:

	UK £m	US £m	China £m	Rest of Europe £m	Rest of world £m	Total £m
31 March 2017						
Revenue	5,557	4,638	4,684	5,273	4,187	24,339
Non-current assets	11,714	10	11	158	159	12,052
31 March 2016						
Revenue (restated)*	4,529	4,300	4,839	4,109	4,509	22,286
Non-current assets	10,475	18	16	26	137	10,672
31 March 2015						
Revenue (restated)*	3,564	3,262	7,573	3,200	4,507	22,106
Non-current assets	9,357	16	11	10	32	9,426

* Comparatives have been restated due to the change in accounting policy for presentation of foreign exchange gains and losses as set out in note 2.

In the table above, non-current assets includes property, plant and equipment and intangible assets.

134 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

39 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(A) RECONCILIATION OF PROFIT BEFORE TAX TO CASH GENERATED FROM OPERATIONS

Year ended 31 March	Note	2017 £m	2016* Restated £m	2015* Restated £m
Profit for the year		**1,272**	**1,312**	**2,038**
Adjustments for:				
Depreciation and amortisation		1,656	1,418	1,051
Impairment of tangible assets	10	12	–	–
Write-down of intangible assets	10	–	28	–
Loss on disposal of assets	13	15	13	7
Foreign exchange loss on loans	13	101	54	178
Income tax expense	14	338	245	576
Finance expense (net)	12	68	90	135
Finance income	12	(33)	(38)	(48)
Foreign exchange loss/(gain) on derivatives	13	11	(86)	166
Foreign exchange gain on short-term deposits		(57)	(11)	(51)
Foreign exchange gain on other restricted deposits		(7)	–	–
Foreign exchange gain on cash and cash equivalents		(95)	(4)	(52)
Unrealised (gain)/loss on commodities	13	(148)	59	30
Share of (profit)/loss of equity accounted investments	15	(159)	(64)	6
Exceptional item		(151)	157	–
Other non-cash adjustments		1	2	5
Cash flows from operating activities before changes in assets and liabilities		**2,824**	**3,175**	**4,041**
Trade receivables		(194)	34	(281)
Other financial assets		21	(12)	(4)
Other current assets		(34)	30	26
Inventories		(628)	(451)	(242)
Other non-current assets		(25)	(18)	(15)
Accounts payable		701	443	418
Other current liabilities		63	52	(21)
Other financial liabilities		80	71	13
Other non-current liabilities and retirement benefit obligation		158	255	(102)
Provisions		325	143	131
Cash generated from operations		**3,291**	**3,722**	**3,964**

* Comparatives have been restated for the amendment in the current year to disclose separately 'Effect of foreign exchange on cash and cash equivalents' as a separate line item after 'Cash and cash equivalents at beginning of year'. The line items of 'Cash flows from operating activities before changes in assets and liabilities' in note 39 and 'Cash generated from operations', 'Net cash generated from operating activities', and 'Net increase in cash and cash equivalents' in the consolidated cash flow statement were previously reported as £3,179 million, £3,726 million, £3,560 million and £191 million for the year ended 31 March 2016, and £4,093 million, £4,016 million, £3,627 million and £948 million for the year ended 31 March 2015. An adjustment of £4 million and £52 million was recorded to those line items for the years ended 31 March 2016 and 2015 respectively to reflect the removal of the foreign exchange gain on cash and cash equivalents from those line items to present this amount separately as described above. The line items of 'Cash flows from operating activities before changes in assets and liabilities', 'Cash generated from operations', 'Net cash generated from operating activities', and 'Net increase in cash and cash equivalents' were therefore restated as £3,175 million, £3,722 million, £3,556 million and £187 million for the year ended 31 March 2016, and £4,041 million, £3,964 million, £3,575 million and £896 million for the year ended 31 March 2015. There is no impact on cash and cash equivalents as previously reported for the years ended 31 March 2016 or 31 March 2015.

(B) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES

Purchases of property, plant and equipment and cash paid for intangible assets are presented net of £nil (2016: £33 million, 2015: £14 million) of capital government grants received.

Company overview Strategic report Governance Financial statements 135 40 RELATED PARTY TRANSACTIONS The Group’s related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited, which includes Tata Motors Limited (the ultimate parent company), subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation. The following table summarises related party transactions and balances not eliminated in the consolidated financial statements. All related party transactions are conducted under normal terms of business. The amounts outstanding are unsecured and will be settled in cash. immediate With With Tata or ultimate parent Sons Limited and its subsidiaries, and its ventures of With joint associates With subsidiaries and joint ventures and joint the Group of the Group ventures associates For the year ended £m £m £m £m 31 March 2017 Sale of products 568 – 3 49 Purchase of goods 2 – – 85 Services received 124 4 172 108 Services rendered 88 – – 2 Trade and other receivables 70 – 2 34 Accounts payable 3 – 47 27 31 March 2016 Sale of products 315 – 2 48 Purchase of goods – – – 118 Purchase of property, plant and equipment – – 6 –Services received 85 – 146 103 Services rendered 64 – – 2 Trade and other receivables 71 – 1 28 Accounts payable 2 – 7 36 31 March 2015 Sale of products 149 – – 65 Purchase of goods – – – 51 Services received 46 – 141 105 Services rendered 23 – – 3 Trade and other receivables 47 – – 27 Accounts payable – – 27 38

136 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) 40 RELATED PARTY TRANSACTIONS (CONTINUED) Compensation of key management personnel Year ended 31 March 2017 2016 2015 £m £m £m Short-term benefits 14 16 17 Post-employment benefits 1 1 2 Share-based payments 3 2 7 Other long-term employee benefits 1 – –Compensation for loss of office 1 – 1 Total compensation of key management personnel 20 19 27 In addition to the compensation noted above, a loan of £0.7 million was granted to a member of key management personnel in the year ended 31 March 2014. This loan is for a term of eight years and is interest bearing at the HMRC official rate. Refer to note 32 for information on transactions with post-employment benefit plans. 41 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and the ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the smallest and largest group to consolidate these financial statements. Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India. 42 SUBSEQUENT EVENTS On 3 April 2017, Jaguar Land Rover approved and communicated to its defined benefit pension schemes’ members that the defined benefit schemes’ rules were to be amended with effect from 6 April 2017 so that, among other changes, retirement benefits will be calculated on a career average basis rather than based upon a member’s final salary at retirement. As a result of the remeasurement of the schemes’ liabilities, a past service credit of £437 million has arisen and has been recognised in Fiscal 2017/18. The $350 million committed invoice discounting facility was renegotiated to a $295 million uncommitted invoice discounting facility effective 31 May 2017 which expires in April 2019. In May 2017, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). £60 million of this amount was paid in June 2017.

Company overview Strategic report Governance **Financial statements** 137

Parent company financial statements

PARENT COMPANY BALANCE SHEET

As at 31 March

	Note	2017 £m	2016 £m	2015 £m
Non-current assets				
Investments	43	1,655	1,655	1,655
Other financial assets	44	3,423	2,392	2,404
Other non-current assets	45	4	6	5
Deferred tax assets	46	–	1	8
Total non-current assets		**5,082**	**4,054**	**4,072**
Current assets				
Other financial assets	44	365	211	66
Other current assets	45	2	2	3
Total current assets		**367**	**213**	**69**
Total assets		**5,449**	**4,267**	**4,141**
Current liabilities				
Other financial liabilities	47	29	26	31
Deferred finance income		2	2	3
Current income tax liabilities		3	5	12
Total current liabilities		**34**	**33**	**46**
Non-current liabilities				
Long-term borrowings	48	3,395	2,373	2,381
Deferred finance income		32	25	28
Total non-current liabilities		**3,427**	**2,398**	**2,409**
Total liabilities		**3,461**	**2,431**	**2,455**
Equity attributable to equity holders of the parent				
Ordinary shares	49	1,501	1,501	1,501
Capital redemption reserve	49	167	167	167
Retained earnings		320	168	18
Equity attributable to equity holders of the parent		**1,988**	**1,836**	**1,686**
Total liabilities and equity		**5,449**	**4,267**	**4,141**

The Company has elected to take the exemption under section 408 of the Companies Act 2006 from presenting the parent company income statement. The profit for the Company for the year was £302 million (2016: £300 million, 2015: £151 million).

These parent company financial statements were approved by the JLR plc Board and authorised for issue on 24 July 2017. They were signed on its behalf by:



Professor Dr Ralf D. Speth
Chief Executive Officer
Company registered number: 06477691

138 Jaguar Land Rover Automotive plc Annual Report 2016/17 Parent company financial statements PARENT COMPANY STATEMENT OF CHANGES IN EQUITY Ordinary share redemption Capital and loss Pro?t Total capital reserve reserve equity £m £m £m £m Balance at 1 April 2016 1,501 167 168 1,836 Profit for the year – – 302 302 Total comprehensive income – – 302 302 Dividend paid – – (150) (150) Balance at 31 March 2017 1,501 167 320 1,988 Balance at 1 April 2015 1,501 167 18 1,686 Profit for the year – – 300 300 Total comprehensive income – – 300 300 Dividend paid – – (150) (150) Balance at 31 March 2016 1,501 167 168 1,836 Balance at 1 April 2014 1,501 167 17 1,685 Profit for the year – – 151 151 Total comprehensive income – – 151 151 Dividend paid – – (150) (150) Balance at 31 March 2015 1,501 167 18 1,686

Company overview Strategic report Governance **Financial statements** 139

PARENT COMPANY CASH FLOW STATEMENT

For the year ended 31 March

	2017 £m	2016 £m	2015 £m
Cash flows (used in)/generated from operating activities			
Profit for the year	**302**	**300**	**151**
Adjustments for:			
Income tax credit	(1)	–	–
Dividends received	(300)	(300)	(150)
Finance income	(132)	(136)	(227)
Finance expense	131	135	225
Cash flows used in operating activities before changes in assets and liabilities	**–**	**(1)**	**(1)**
Other financial assets	(949)	62	(383)
Other current liabilities	(1)	(3)	2
Net cash (used in)/generated from operating activities	**(950)**	**58**	**(382)**
Cash flows from investing activities			
Finance income received	136	133	222
Dividends received	300	150	150
Net cash generated from investing activities	**436**	**283**	**372**
Cash flows generated from/(used in) financing activities			
Finance expenses and fees paid	(136)	(133)	(220)
Proceeds from issuance of long-term borrowings	857	–	1,032
Repayment of long-term borrowings	(57)	(58)	(653)
Dividends paid	(150)	(150)	(150)
Net cash generated from/(used in) financing activities	**514**	**(341)**	**9**
Net decrease in cash and cash equivalents	**–**	**–**	**(1)**
Cash and cash equivalents at beginning of year	–	–	1
Cash and cash equivalents at end of year	–	–	–

140 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

43 INVESTMENTS

Investments consist of the following:

As at 31 March	2017 £m	2016 £m	2015 £m
Cost of unquoted equity investments at beginning and end of year	1,655	1,655	1,655

The Company has not made any investments or disposals of investments in the year.

The Company has the following 100 per cent direct interest in the ordinary shares of a subsidiary undertaking:

Subsidiary undertaking	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover Holdings Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England

The shareholding above is recorded at acquisition value in the Company's accounts. Details of the indirect subsidiary undertakings are as follows, each being a 100 per cent indirect interest in the ordinary share capital of the Jaguar Land Rover Holdings Limited:

Name of company	Principal place of business and country of incorporation	Registered office address
Jaguar Land Rover Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover North America, LLC.	USA	555, MacArthur Blvd., Mahwah, New Jersey 07430, USA
Jaguar Land Rover Deutschland GmbH	Germany	Am Kronberger Hang 2a, 65824 Schwalbach/Ts, Germany
Jaguar Land Rover Belux N.V.	Belgium	Generaal Lemanstraat 47, 2018 Antwerpen, Belgium
Jaguar Land Rover Austria GmbH	Austria	Siezenheimer Straße 39a, 5020 Salzburg, Austria
Jaguar Land Rover Italia SpA	Italy	Via Alessandro Marchetti, 105-00148, Roma, Italy
Jaguar Land Rover Australia (Pty) Limited	Australia	Level 1, 65 Epping Road, North Ryde, New South Wales 2113, Australia
Jaguar Land Rover España S.L.	Spain	Torre Picasso, Plaza Pablo Ruiz Picasso, 1 - Planta 42, 28020 Madrid, Spain
Jaguar Land Rover Nederland B.V.	The Netherlands	PO Box 40, Stationsweg 8, 4153 RD Beesd, Netherlands
Jaguar Land Rover Portugal Veiculos e Pecas, Lda.	Portugal	Edificio Escritorios do Tejo, Rua do Polo Sul, Lote 1.01.1.1-3ºB-3, Parish of Santa Maria dos Olivais, Municipality of Lisboa, Portugal
Jaguar Land Rover (China) Investment Co., Ltd. (formerly Jaguar Land Rover Automotive Trading (Shanghai) Co., Ltd.)	China	Room 713, 7F No. 6 Jirong Road (Area C1, Plot 001), Shanghai, China Free Trade Zone
Shanghai Jaguar Land Rover Automotive Service Co. Ltd.	China	Room E16, Floor 2, 477, Fute West 1st Road, Shanghai Free Trade Zone, PRC
Jaguar Land Rover Japan Limited	Japan	Garden City Shinagawa Gotenyama Bldg. 9F, 6-7-29 Kita-Shinagawa, Shinagawa-ku, Tokyo 141-0001, Japan
Jaguar Land Rover Korea Co. Ltd.	Korea	25F West Mirae Asset Center 1 Building 67 Suha-dong, Jung-gu Seoul 100-210, Korea
Jaguar Land Rover Canada ULC	Canada	75 Courtneypark Drive West, Unit 3 Mississauga, ON L5W 0E3, Canada
Jaguar Land Rover France SAS	France	Z.A. Kléber - Bâtiment Ellington, 165 Boulevard de Valmy, 92706 Colombes, Cedex, France
Jaguar e Land Rover Brasil Indústria e Comércio de Veículos Ltda.	Brazil	Avenida Ibirapuera 2332, Torre I - 10º andar-Moema 04028-002, São Paulo-SP-Brazil
Jaguar Land Rover Limited Liability Company	Russia	28B, Building 2 Mezhdunarodnoe Shosse 141411, Moscow Russian Federation
Jaguar Land Rover (South Africa) Holdings Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover (South Africa) (Pty) Ltd	South Africa	28 Victoria Link, Route 21 Corporate Park, Nellmapius Drive, Irene X30, Centurion, Tshwane, Gauteng, South Africa
Jaguar Land Rover India Limited	India	Bombay House, 24, Homi Mody Street, Mumbai-400001, India

Company overview Strategic report Governance **Financial statements** 141

43 INVESTMENTS (CONTINUED)

Name of company	Principal place of business and country of incorporation	Registered office address
Daimler Transport Vehicles Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
S.S. Cars Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Lanchester Motor Company Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
The Daimler Motor Company Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
The Jaguar Collection Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover Pension Trustees Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
JLR Nominee Company Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Cars Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Land Rover Exports Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Land Rover Ireland Limited	Ireland	c/o LK Shields Solicitors, 39/40 Upper Mount Street, Dublin 2, Ireland
Jaguar Cars South Africa (Proprietary) Ltd	South Africa	Simon Vermooten Road, Silverton, Pretoria 0184, South Africa
Jaguar Land Rover Slovakia s.r.o.	Slovakia	811 06 Bratislava, Slovakia
Jaguar Land Rover Singapore Pte. Ltd.	Singapore	138, Market Street, CapitaGreen, Singapore
Jaguar Racing Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
InMotion Ventures Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
Jaguar Land Rover Colombia SAS	Colombia	CL 67735 OFE, 1204 Bogotan, Cundinamarka 1 3192 900 Colombia
InMotion Ventures 1 Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
InMotion Ventures 2 Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England
InMotion Ventures 3 Limited	England and Wales	Abbey Road, Whitley, Coventry, CV3 4LF, England

Details of the indirect holdings in equity accounted investments are given in note 15 to the consolidated financial statements.

44 OTHER FINANCIAL ASSETS

As at 31 March	2017 £m	2016 £m	2015 £m
Non-current			
Receivables from subsidiaries	3,423	2,392	2,404
Current			
Receivables from subsidiaries	365	211	66

45 OTHER ASSETS

As at 31 March	2017 £m	2016 £m	2015 £m
Non-current			
Prepaid expenses	4	6	5
Current			
Prepaid expenses	2	2	3

46 DEFERRED TAX ASSETS AND LIABILITIES

As at 31 March 2017, the Company has recognised a deferred tax asset of £nil (2016: £1 million, 2015: £8 million) in relation to tax losses.

142 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED) 47 OTHER FINANCIAL LIABILITIES As at 31 March 2017 2016 2015 £m £m £m Current Interest payable 27 22 24 Other 2 4 7 Total current other ?nancial liabilities 29 26 31 48 INTEREST BEARING LOANS AND BORROWINGS 2017 2016 2015 As at 31 March £m £m £m EURO MTF listed debt 3,395 2,373 2,381 Long-term borrowings 3,395 2,373 2,381 EURO MTF LISTED DEBT The bonds are listed on the Luxembourg Stock Exchange multilateral trading facility (EURO MTF) market. Details of the tranches of the bonds outstanding at 31 March 2017 are as follows: • $500 million Senior Notes due 2023 at a coupon of 5.625 per cent per annum – issued January 2013 • $700 million Senior Notes due 2018 at a coupon of 4.125 per cent per annum – issued December 2013 • £400 million Senior Notes due 2022 at a coupon of 5.000 per cent per annum – issued January 2014 • $500 million Senior Notes due 2019 at a coupon of 4.250 per cent per annum – issued October 2014 • £400 million Senior Notes due 2023 at a coupon of 3.875 per cent per annum – issued February 2015 • $500 million Senior Notes due 2020 at a coupon of 3.500 per cent per annum – issued March 2015 • €650 million Senior Notes due 2024 at a coupon of 2.200 per cent per annum – issued January 2017 • £300 million Senior Notes due 2021 at a coupon of 2.750 per cent per annum – issued January 2017 Details of the tranches of the bond repaid in the year ended 31 March 2017 are as follows: • $84 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011 Details of the tranches of the bond repaid in the year ended 31 March 2016 are as follows: • £58 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012 Details of the tranches of the bonds repaid in the year ended 31 March 2015 are as follows: • $326 million Senior Notes due 2021 at a coupon of 8.125 per cent per annum – issued May 2011 • £442 million Senior Notes due 2020 at a coupon of 8.250 per cent per annum – issued March 2012 The contractual cash flows of interest bearing borrowings are set out below, including estimated interest payments, and assumes the debt will be repaid at the maturity date: 2017 2016 2015 As at 31 March £m £m £m Due in 1 year or less 142 117 123 Between 1 and 3 years 1,610 717 240 Between 3 and 5 years 848 857 1,403 More than 5 years 1,414 1,292 1,336 Total contractual cash ?ows 4,014 2,983 3,102

Company overview Strategic report Governance Financial statements 143 49 CAPITAL AND RESERVES 2017 2016 2015 As at 31 March £m £m £m Authorised, called up and fully paid 1,500,642,163 ordinary shares of £1 each 1,501 1,501 1,501 Total capital 1,501 1,501 1,501 The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. The capital redemption reserve of £167 million (2016, 2015: £167 million) was created in March 2011 on the cancellation of share capital. 50 DIVIDENDS Year ended 31 March 2017 2016 2015 £m £m £m Dividend proposed for the previous year paid during the year of £0.10 (2016, 2015: £0.10) per ordinary share 150 150 150 Amounts recognised as distributions to equity holders during the year 150 150 150 Proposed dividend for the year of £0.10 (2016, 2015: £0.10) per ordinary share 150 150 150 In May 2017, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). £60 million of this amount was paid in June 2017. 51 COMMITMENTS AND CONTINGENCIES The Company had no commitments or contingencies at 31 March 2017, 2016 or 2015. 52 CAPITAL MANAGEMENT The Company’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations. The Company issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Company also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements. The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board. In addition, covenants (such as Adjusted EBITDA to interest ratios) related to the Company’s financing arrangements are regularly monitored and compliance is certified annually. 2017 2016 2015 As at 31 March £m £m £m Long-term borrowings 3,395 2,373 2,381 Total debt 3,395 2,373 2,381 Equity 1,988 1,836 1,686 Total capital 5,383 4,209 4,067

144 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED) 53 FINANCIAL INSTRUMENTS This section gives an overview of the significance of financial instruments for the Company and provides additional information on balance sheet items that contain financial instruments. The details of significant accounting policies, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument, are disclosed in note 2 to the consolidated financial statements. (A) FINANCIAL ASSETS AND LIABILITIES The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2017: Financial assets Fair value through Total receivables Loans and pro?t and loss carrying value fair value Total £m £m £m £m Other financial assets – current 365 – 365 365 Other financial assets – non-current 3,423 – 3,423 3,423 Total financial assets 3,788 – 3,788 3,788 Financial liabilities Fair value through Total receivables Loans and pro?t and loss carrying value fair value Total £m £m £m £m Other financial liabilities – current 29 – 29 29 Long-term borrowings 3,395 – 3,395 3,489 Total financial liabilities 3,424 – 3,424 3,518 The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2016: Financial assets Fair value through Total receivables Loans and pro?t and loss carrying value fair value Total £m £m £m £m Other financial assets – current 211 – 211 211 Other financial assets – non-current 2,392 – 2,392 2,392 Total financial assets 2,603 – 2,603 2,603 Financial liabilities Fair value through Total receivables Loans and pro?t and loss carrying value fair value Total £m £m £m £m Other financial liabilities – current 26 – 26 26 Long-term borrowings 2,373 – 2,373 2,398 Total financial liabilities 2,399 – 2,399 2,424

Company overview Strategic report Governance Financial statements 145

53 FINANCIAL INSTRUMENTS (CONTINUED)

The following table presents the carrying amounts and fair value of each category of financial assets and liabilities as at 31 March 2015:

Financial assets

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial assets – current	66	–	66	66
Other financial assets – non-current	2,404	–	2,404	2,404
Total financial assets	**2,470**	**–**	**2,470**	**2,470**

Financial liabilities

	Loans and receivables £m	Fair value through profit and loss £m	Total carrying value £m	Total fair value £m
Other financial liabilities – current	31	–	31	31
Long-term borrowings	2,381	–	2,381	2,459
Total financial liabilities	**2,412**	**–**	**2,412**	**2,490**

Fair value hierarchy

Financial instruments held at fair value are required to be measured by reference to the following levels:

- Quoted prices in an active market (Level 1): This level of hierarchy includes financial instruments that are measured by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Valuation techniques with observable inputs (Level 2): This level of hierarchy includes financial assets and liabilities measured using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Valuation techniques with significant unobservable inputs (Level 3): This level of hierarchy includes financial assets and liabilities measured using inputs that are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The long-term unsecured listed bonds are held at amortised cost. Their fair value (disclosed above) is determined using Level 1 valuation techniques, based on the closing price as at 31 March 2017 on the EURO MTF market. There has been no change in the valuation techniques adopted or any transfers between fair value levels in either current or prior periods as presented.

Fair values of cash and cash equivalents, short-term deposits, trade receivables and payables, short-term borrowings and other financial assets and liabilities (current and non-current excluding derivatives) are assumed to approximate to cost due to the short-term maturing of the instruments and as the impact of discounting is not significant.

Management uses its best judgement in estimating the fair value of its financial instruments. However, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented above are not necessarily indicative of all the amounts that the Company could have realised in a sales transaction as of respective dates. The estimated fair value amounts as of 31 March 2017, 2016 and 2015 have been measured as of the respective dates. As such, the fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

146 Jaguar Land Rover Automotive plc Annual Report 2016/17 NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED) 53 FINANCIAL INSTRUMENTS (CONTINUED) (B) FINANCIAL RISK MANAGEMENT The Company is exposed to foreign currency exchange rate, commodity price, interest rate, liquidity and credit risks. The management of foreign currency exchange rate risk is discussed in the Strategic report. The Company has a risk management framework in place that monitors all of these risks as discussed below. This framework is approved by the JLR plc Board. (C) FOREIGN CURRENCY EXCHANGE RATE RISK The fluctuation in foreign currency exchange rates may have potential impact on the income statement and statement of changes in equity, where any transaction references more than one currency or where assets/liabilities are denominated in a currency other than the functional currency of the Company. As at 31 March 2017, 2016 and 2015, there are no designated cash flow hedges. The Company’s operations are subject to risks arising from fluctuations in exchange rates. The risks primarily relate to fluctuations in the GBP:US Dollar rate as the Company has US Dollar assets and liabilities and a GBP functional currency. The following analysis has been calculated based on the gross exposure as of the parent company balance sheet date which could affect the income statement. The following table sets forth information relating to foreign currency exposure as at 31 March 2017: US Dollar Euro £m £m Financial assets 1,783 560 Financial liabilities (1,783) (560) Net exposure asset – – A 10 per cent appreciation/depreciation of the US Dollar and Euro would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil and £nil respectively. The following table sets forth information relating to foreign currency exposure as at 31 March 2016: US Dollar Euro £m £m Financial assets 1,610 –Financial liabilities (1,609) – Net exposure asset 1 – A 10 per cent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil. The following table sets forth information relating to foreign currency exposure as at 31 March 2015: US Dollar Euro £m £m Financial assets 1,565 –Financial liabilities (1,564) – Net exposure asset 1 – A 10 per cent appreciation/depreciation of the US Dollar would result in an increase/decrease in the Company’s net profit before tax and net assets by approximately £nil.

Company overview Strategic report Governance **Financial statements** 147

53 FINANCIAL INSTRUMENTS (CONTINUED)

(D) INTEREST RATE RISK

Interest rate risk is measured by using the cash flow sensitivity for changes in variable interest rates.

The Company is presently funded with long-term fixed interest rate bonds. The Company is subject to variable interest rates on certain other debt obligations.

As at 31 March 2017, net financial assets of £335 million (2016: £34 million, 2015: £34 million) were subject to the variable interest rate. An increase/decrease of 100 basis points in interest rates at the balance sheet date would result in an impact of £3 million (2016, 2015: £nil).

The risk estimates provided assume a parallel shift of 100 basis points interest rate across all yield curves. This calculation also assumes that the change occurs at the balance sheet date and has been calculated based on risk exposures outstanding as at that date. The year-end balances are not necessarily representative of the average debt outstanding during the year.

(E) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company's policy on liquidity risk is to ensure that sufficient borrowing facilities are available to fund ongoing operations without the need to carry significant net debt over the medium term. The quantum of committed borrowing facilities available to the Company is reviewed regularly and is designed to exceed forecast peak gross debt levels.

The following are the undiscounted contractual maturities of financial liabilities, including estimated interest payments:

As at 31 March 2017	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	3,395	3,982	133	687	1,748	1,414
Other financial liabilities	29	35	12	10	13	–
Total contractual maturities	**3,424**	**4,017**	**145**	**697**	**1,761**	**1,414**

As at 31 March 2016	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,373	2,935	107	107	1,429	1,292
Other financial liabilities	26	52	14	10	28	–
Total contractual maturities	**2,399**	**2,987**	**121**	**117**	**1,457**	**1,292**

As at 31 March 2015	Carrying amount £m	Contractual cash flows £m	1 year or less £m	1 to <2 years £m	2 to <5 years £m	5 years and over £m
Financial liabilities						
Long-term borrowings	2,381	3,066	111	110	1,510	1,335
Other financial liabilities	31	44	20	11	13	–
Total contractual maturities	**2,412**	**3,110**	**131**	**121**	**1,523**	**1,335**

148 Jaguar Land Rover Automotive plc Annual Report 2016/17

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS (CONTINUED)

53 FINANCIAL INSTRUMENTS (CONTINUED)

(F) CREDIT RISK

Financial instruments that are subject to concentrations of credit risk consist of loans to subsidiaries, based in a variety of geographies and markets.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

Financial assets

None of the Company's cash equivalents or other financial receivables, including time deposits with banks, are past due or impaired. Regarding other financial assets that are neither past due nor impaired, there were no indications as at 31 March 2017 (2016, 2015: no indications) that defaults in payment obligations will occur.

54 RELATED PARTY TRANSACTIONS

The Company's related parties principally consist of Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited, which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Company routinely enters into transactions with these related parties in the ordinary course of business.

The following table summarises related party transactions and balances:

	With subsidiaries £m	With immediate parent £m
31 March 2017		
Loans to subsidiaries	3,788	–
31 March 2016		
Loans to subsidiaries	2,603	–
31 March 2015		
Loans to subsidiaries	2,470	–

Compensation of key management personnel

Year ended 31 March	2017 £m	2016 £m	2015 £m
Short-term benefits	5	4	3
Post-employment benefits	1	1	2
Total compensation of key management personnel	**6**	**5**	**5**

Apart from the five directors, the Company did not have any employees and had no employee costs in the years ended 31 March 2017, 2016 and 2015. All directors' costs are fully recharged to Jaguar Land Rover Limited.

55 ULTIMATE PARENT COMPANY AND PARENT COMPANY OF LARGER GROUP

The immediate parent undertaking is TML Holdings Pte. Ltd. (Singapore) and ultimate parent undertaking and controlling party is Tata Motors Limited, India, which is the parent of the smallest and largest group to consolidate these financial statements.

Copies of the Tata Motors Limited, India consolidated financial statements can be obtained from the Group Secretary, Tata Motors Limited, Bombay House, 24, Homi Mody Street, Mumbai-400001, India.

56 SUBSEQUENT EVENTS

In May 2017, the Company proposed an ordinary dividend of £150 million to its immediate parent TML Holdings Pte. Ltd. (Singapore). £60 million of this amount was paid in June 2017.

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Jaguar Land Rover Automotive plc Annual Report 2016/17